Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

among

GUIDEHOUSE LLP,

ISAAC MERGER SUB, INC.

and

NAVIGANT CONSULTING, INC.

Dated as of August 2, 2019

i

ii

Annex I	Defined Terms

Exhibit A	Form of Amended and Restated Certificate of Incorporation of the Surviving Corporation

iii

This AGREEMENT AND PLAN OF MERGER, dated as of August 2, 2019 (this “Agreement”), is made by and among Guidehouse LLP, a Delaware limited liability partnership (“Parent”), Isaac Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Sub”), and Navigant Consulting, Inc., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Annex I and other capitalized terms used in this Agreement are defined in the Sections where such terms first appear.

RECITALS

WHEREAS, the respective boards of directors of Parent, Sub and the Company have each approved the merger of Sub with and into the Company (the “Merger” and, together with the other transactions contemplated by this Agreement, the “Transactions”) upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”), whereby each issued and outstanding share of common stock, par value $0.001 per share, of the Company (the “Company Common Stock”), other than Excluded Shares, will be converted into the right to receive the Merger Consideration;

WHEREAS, the board of directors of Parent has determined that this Agreement and the Transactions are advisable and in the best interests of Parent and has approved this Agreement and the Transactions;

WHEREAS, the board of directors of each of the Company (the “Company Board”) and Sub have (a) determined that this Agreement and the Merger are in the best interests of such corporation and its stockholders, (b) approved this Agreement and declared advisable this Agreement and the consummation of the Transactions and (c) on the terms and subject to the conditions as set forth in this Agreement, resolved to recommend that its stockholders adopt this Agreement;

WHEREAS, prior to or concurrently with the execution and delivery of this Agreement, and as a condition to the willingness of the Company to enter into this Agreement, (a) The Veritas Capital Fund VI, L.P., a Delaware limited partnership (the “Guarantor”), is entering into a guarantee in favor of the Company pursuant to which the Guarantor is guaranteeing certain of Parent’s and Sub’s obligations under this Agreement (the “Guarantee”) and (b) Parent has delivered the Financing Commitments to the Company; and

WHEREAS, each of Parent, Sub and the Company desires to make certain representations, warranties, covenants and agreements in connection with the Transactions and also to prescribe various conditions to the Transactions.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants and subject to the conditions set forth in this Agreement, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.01 The Merger. Upon the terms and subject to the conditions of this Agreement, and in accordance with the DGCL, at the Effective Time, Sub will be merged with and into the Company, whereupon the separate corporate existence of Sub shall cease, and the Company shall continue as the surviving corporation (the “Surviving Corporation”), and all the property, rights, immunities, powers and franchises of Sub and the Company will vest in the Surviving Corporation, and all of the debts, liabilities, duties and obligations of the Company and Sub will become the debts, liabilities, duties and obligations of the Surviving Corporation, in each case, and in accordance with Section 259 of the DGCL.

Section 1.02 Closing. The closing of the Merger (the “Closing”) will take place on the third (3rd) Business Day following the date on which each of the conditions set forth in ARTICLE VI is satisfied, or to the extent permitted by Law, waived by the party entitled to waive such condition (other than those conditions that by their terms are only capable of being satisfied on the Closing Date, but subject to the satisfaction or, if permissible, waiver of such conditions by the party entitled to waive such conditions) by the exchange of electronic signatures and documents, at the offices of Sidley Austin LLP, One South Dearborn Street, Chicago, Illinois 60603, or at another date or place agreed to in writing by the parties hereto; provided, however, that Parent, Sub and the Company shall not be required to consummate the Closing prior to the earlier of (a) the second (2nd) Business Day after the end of the Marketing Period and (b) the date during the Marketing Period agreed to in writing by Parent and the Company. The date on which the Closing occurs is referred to herein as the “Closing Date.” “Marketing Period” means a period of fifteen (15) consecutive Business Days following the Parent’s receipt of the Required Information (it being understood, for the avoidance of doubt, that if, after the start of the Marketing Period, the Company shall provide the Parent with additional financial statements as required by the definition of Required Information, the delivery of such additional financial statements will not be deemed to re-start the Marketing Period); provided that (i) the Marketing Period shall not commence prior to September 3, 2019, and (ii) November 29, 2019 shall not be deemed to be a Business Day; provided, however, that if the Company shall in good faith believe that it has provided the Required Information to the Parent, the Company may deliver to the Parent a written notice to that effect (stating the date on which it believes it completed such delivery), in which case the Company shall be deemed to have delivered the Required Information on the date specified in such notice, unless the Parent in good faith believes either (A) that the Required Information was delivered on a date later than that specified in the Company’s notice or (B) that the Company has not completed the delivery of Required Information and, within three (3) Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating with reasonable specificity either the date on which the Required Information was delivered or, if applicable, the Required Information that the Parent believes the Company has not delivered at that time, in which case the Required Information shall be deemed to be delivered immediately upon the delivery by the Company of information reasonably addressing the points contained in such notice). “Required Information” means the audited financial statements of the Company for the fiscal years ended December 31, 2018, December 31, 2017, December 31, 2016 and subsequent fiscal years ended at least ninety (90) days before the date of Closing and quarterly unaudited financial statements of the Company for each subsequent fiscal quarter (other than the fourth quarter) ended at least forty-five (45) days before the date of the Closing, in each case, with comparative financial information for the equivalent period of the prior year (it being acknowledged that Parent has received audited financial statements of the Company for the fiscal years ended December 31, 2018, December 31, 2017 and December 31, 2016 and unaudited financial statements of the Company for the quarter ended March 31, 2019).

Section 1.03 Effective Time. Concurrently with the Closing, the Company shall file a certificate of merger with respect to the Merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in such form as required by, and executed in accordance with, the applicable provisions of the DGCL. The Merger shall become effective on the date and time at which the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such other date and time as is agreed between the parties and specified in the Certificate of Merger (such date and time, the “Effective Time”).

Section 1.04 Organizational Documents, Directors and Officers of the Surviving Corporation.

(a) Organizational Documents. At the Effective Time, (i) the Company Charter, as in effect immediately prior to the Effective Time, will by virtue of the Merger be amended and restated so as to read in its entirety in the form set forth in Exhibit A, and as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with applicable Law and the applicable provisions of the amended and restated certificate of incorporation of the Surviving Corporation, and (ii) the Company Bylaws shall be amended and restated in their entirety to read as the bylaws of Sub, as in effect immediately prior to the Effective Time, and as so amended and restated, shall thereafter be the bylaws of the Surviving Corporation (except that references to the name of Sub shall be replaced by references to the name of the Surviving Corporation) until thereafter amended in accordance with applicable Law and the applicable provisions of the certificate of incorporation and the bylaws of the Surviving Corporation.

(b) Directors. Subject to applicable Law, the board of directors of the Surviving Corporation effective as of, and immediately following, the Effective Time shall consist of the members of the board of directors of Sub immediately prior to the Effective Time, each to hold office until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and the bylaws of the Surviving Corporation. At the Closing, the Company shall, to the extent requested by Parent pursuant to Section 5.16, deliver to Parent resignations of each of the directors of the Company and the wholly owned Company Subsidiaries.

(c) Officers. From and after the Effective Time, the officers of Sub at the Effective Time shall be the officers of the Surviving Corporation, each to hold office until their respective successors are duly appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and the bylaws of the Surviving Corporation.

ARTICLE II

EFFECT OF THE MERGER ON CAPITAL STOCK

Section 2.01 Conversion of Securities.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Sub, the Company or the holders of any capital stock of the Company or Sub:

(i) Conversion of Company Common Stock. Each share of Company Common Stock (each, a “Share”, and collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time, other than Excluded Shares, shall automatically be converted into the right to receive $28.00 in cash, without interest (the “Merger Consideration”), and all of such Shares shall cease to be outstanding, shall cease to exist, and each certificate representing a Share (a “Certificate”) or a non-certificated Share represented by book-entry (“Book-Entry Shares”) that formerly represented any of the Shares (other than Excluded Shares) shall thereafter be cancelled and cease to have any rights with respect thereto, except the right to receive the Merger Consideration without interest thereon, subject to Section 2.05.

(ii) Cancellation of Company-Owned Shares and Parent-Owned Shares. All Shares that are held in the treasury of the Company or owned of record by the Company or any Company Subsidiary and all Shares owned of record by Parent, Sub or any of their respective Subsidiaries shall be cancelled and shall cease to exist, with no payment being made with respect thereto.

(iii) Capital Stock of Sub. Each issued and outstanding share of capital stock of Sub shall be automatically converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation. At the Effective Time, all certificates representing common stock of Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

(b) Merger Consideration Adjustment. Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement until the Effective Time, the number of outstanding Shares shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment or other similar transaction, or a stock dividend or stock distribution thereon shall be declared with a record date and payment date within said period, the Merger Consideration shall be equitably adjusted to proportionally reflect such change; provided that, for the avoidance of doubt, nothing in this Section 2.01(b) shall be construed to permit the Company to take any action with respect to its securities that is prohibited by this Agreement. For the avoidance of doubt, the payment of RSU Awards on outstanding unvested RSUs as contemplated by Section 5.01(e) (if any) shall not be considered a change requiring adjustment under this Section 2.01(b).

Section 2.02 Exchange of Certificates; Payment for Shares.

(a) Paying Agent. Prior to the Effective Time, Parent shall designate a U.S.-based nationally recognized financial institution reasonably acceptable to the Company to act as agent (the “Paying Agent”) for the benefit of the holders of Shares to receive the Merger Consideration to which such holders shall become entitled pursuant to this Agreement (if any). At or prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Paying Agent, by wire transfer of immediately available funds, an amount in cash equal to the Aggregate Common Stock Consideration (the “Exchange Fund”). The Exchange Fund shall be for the benefit of the holders of Shares that are entitled to receive the Merger Consideration. In the event the Exchange Fund is insufficient to make the payments contemplated by this ARTICLE II, Parent shall promptly deposit, or cause to be deposited, with the Paying Agent, by wire transfer of immediately available funds, an amount in cash sufficient to make such payments. Funds made available to the Paying Agent shall be invested by the Paying Agent, as directed by Parent, in short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the United States of America with maturities of no more than thirty (30) days, pending payment thereof by the Paying Agent to the holders of Shares pursuant to this ARTICLE II; provided that no investment of such deposited funds shall relieve Parent, the Surviving Corporation or the Paying Agent from promptly making the payments required by this ARTICLE II, and following any losses from any such investment, Parent shall promptly deposit with the Paying Agent by wire transfer of immediately available funds, for the benefit of the holders of Shares (other than Excluded Shares), an amount in cash equal to the amount of such losses, which additional funds will be held and disbursed in the same manner as funds initially deposited with the Paying Agent to make the payments contemplated by this ARTICLE II. Any interest or income produced by such investments will be payable to Sub, Parent or otherwise, as Parent directs. Parent shall direct the Paying Agent to hold the Exchange Fund for the benefit of the persons entitled to Merger Consideration in accordance with Section 2.01 and to make payments from the Exchange Fund in accordance with this Section 2.02. The Exchange Fund shall not be used for any purpose other than to fund payments pursuant to this Section 2.02, except as expressly provided for in this Agreement.

(b) Procedures for Surrender.

(i) Certificated Shares. As promptly as practicable after the Effective Time (but in no event later than the second (2nd) Business Day following the Effective Time), Parent shall cause the Paying Agent to mail to each holder of record of a Certificate whose Shares were converted into the right to receive the Merger Consideration pursuant to this Agreement: (i) a letter of transmittal in customary form (agreed to by Parent and the Company prior to the Effective Time), which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof in accordance with Section 2.02(e)) to the Paying Agent; and (ii) instructions for effecting the surrender of the Certificates in exchange for payment of the Merger Consideration. Upon surrender of any Certificates (or affidavits of loss in lieu thereof in accordance with Section 2.02(e)) for cancellation to the Paying Agent, if applicable, and upon delivery of a letter of transmittal, duly executed and in proper form, with respect to such Certificates, the holder of such Certificates shall be entitled to receive in exchange therefor the portion of the Aggregate Common Stock

Consideration into which the Shares formerly represented by such Certificates were converted pursuant to Section 2.01, and the Certificates so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, payment may be made and Merger Consideration may be issued to a person other than the person in whose name the Certificate so surrendered is registered, if such Certificate is properly endorsed or is otherwise in proper form for transfer and the person requesting such payment either pays to the Paying Agent any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of the Certificate so surrendered or establishes to the reasonable satisfaction of the Paying Agent that such Taxes either have been paid or are not required to be paid.

(ii) Book-Entry Shares. Any holder of Book-Entry Shares that were converted into the right to receive the Merger Consideration pursuant to this Agreement shall not be required to deliver a Certificate or an executed letter of transmittal to the Paying Agent to receive the Merger Consideration that such holder is entitled to receive pursuant to this ARTICLE II. In lieu thereof, each registered holder of one or more such Book-Entry Shares shall automatically upon the Effective Time be entitled to receive, and the Surviving Corporation shall cause the Paying Agent to pay and deliver as promptly as reasonably practicable after the Effective Time (but in no event more than three (3) Business Days thereafter), the Merger Consideration for each such Book-Entry Share, subject to Section 2.05. Payment of the Merger Consideration with respect to Book-Entry Shares shall only be made to the person in whose name such Book-Entry Shares are registered.

(iii) No interest shall be paid or accrue on any portion of the Merger Consideration payable upon surrender of any Certificate (or affidavit of loss in lieu thereof in accordance with Section 2.02(e)) or in respect of any Book-Entry Share.

(c) Transfer Books; No Further Ownership Rights in Shares. As of the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company. The Merger Consideration paid in accordance with the terms of this ARTICLE II shall be deemed to have been paid in full satisfaction of all rights pertaining to such Shares. From and after the Effective Time, the holders of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided for in this Agreement or by applicable Law. If, after the Effective Time, any Certificates formerly representing Shares (or affidavits of loss in lieu thereof in accordance with Section 2.02(e)) are presented to the Surviving Corporation or the Paying Agent for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(d) Termination of Exchange Fund; Abandoned Property; No Liability. At any time following the first (1st) anniversary of the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any portion of the Exchange Fund (including any interest received with respect thereto) not disbursed to or claimed by holders of Shares, and thereafter such holders shall be entitled to look only to the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the Merger Consideration payable in respect of their Shares in accordance with the procedures set forth in Section 2.02(b), without interest. Notwithstanding the foregoing, none of Parent, the Surviving Corporation, any of their respective Subsidiaries or affiliates or the Paying Agent shall be liable to any holder of a Share for Merger Consideration properly delivered to a public official in accordance with any applicable abandoned property, escheat or similar Law.

(e) Lost, Stolen or Destroyed Certificates. If any Certificate has been lost, stolen or destroyed, upon the making of an affidavit (in form and substance reasonably acceptable to the Paying Agent) of that fact by the person claiming such Certificate to be lost, stolen or destroyed, the Paying Agent or the Surviving Corporation, as applicable, shall issue in exchange for such lost, stolen or destroyed Certificate the portion of the Aggregate Common Stock Consideration into which the Shares formerly represented by such Certificate were converted pursuant to Section 2.01(a)(i); provided, however, that the Paying Agent may, in its reasonable discretion and as a condition precedent to the payment of such Merger Consideration, require the owner of such lost, stolen or destroyed Certificate to provide a bond in a customary amount.

Section 2.03 Treatment of Company Options and Equity Plans.

(a) Treatment of Company Options. Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof) shall adopt resolutions that provide that, immediately prior to the Effective Time, each outstanding option to purchase Shares granted under a Company Stock Plan (the “Company Options”) shall be fully vested and cancelled and, in exchange therefor, each holder of any such cancelled Company Option shall be entitled to receive, in consideration of the cancellation of such Company Option and in settlement therefor, a payment in cash of an amount equal to the product of (i) the total number of Shares subject to such cancelled Company Option, multiplied by (ii) the excess, if any, of (A) the Merger Consideration over (B) the exercise price per Share subject to such cancelled Company Option, without interest (such amounts payable hereunder, the “Option Payments”); provided, however, that (1) any such Company Option with respect to which the exercise price per Share subject thereto is equal or greater than the Merger Consideration shall be cancelled in exchange for no consideration and (2) such Option Payments may be reduced by the amount of any required Tax withholdings as provided in Section 2.05. From and after the Effective Time, no Company Option shall be exercisable, and each Company Option shall entitle the holder thereof only to the payment provided for in this Section 2.03(a).

(b) Treatment of Restricted Stock Units.

(i) Except as set forth on Section 2.03 of the Company Disclosure Letter, prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof) shall adopt resolutions that provide that immediately prior to the Effective Time, each then outstanding unvested award of restricted stock units (each, an “RSU”) with respect to Shares (each, an “RSU Award”) granted pursuant to a Company Stock Plan, other than any RSU Award held by a non-employee director of the Company, shall be assumed by the Surviving Corporation and converted into the right to receive an amount in cash, without interest, determined as follows: (A) with respect to an RSU Award subject to performance conditions with a performance period that by its terms has ended prior to the Effective Time an amount equal to (1) the Merger Consideration, multiplied by (2) the number of RSUs subject to such RSU Award based on actual performance through the end of such performance period; (B) with respect to an RSU Award subject to performance conditions with a performance period that by its terms has not ended prior to the Effective Time, an amount in cash equal to (1) the Merger Consideration, multiplied by (2) the number of RSUs subject to such RSU Award assuming performance of 100% of target levels; and (C) with respect to an RSU Award that vests based solely on continued employment, an amount in cash equal to (1) the Merger Consideration, multiplied by (2) the number of RSUs subject to such RSU Award (such RSU Awards, as converted pursuant to clauses (A) through (C) of this sentence, the “Replacement RSU Awards”). Each Replacement RSU Award will be subject to the same terms and conditions, including vesting and settlement, as applied to the RSU Award for which the Replacement RSU Award was exchanged, except for terms rendered inoperative by reason of the transactions contemplated by this Agreement or for such other changes that are not materially detrimental to the holders are necessary for the administration of the Replacement RSU Awards. Notwithstanding anything to the contrary in this Section 2.03(b)(i), (I) the terms of the Replacement RSU Awards shall be amended as set forth on Section 2.03 of the Company Disclosure Letter, and (II) no change to any existing award agreement shall cause the Replacement RSU Awards to violate Code Section 409A or the terms of any applicable Company Benefit Plan.

(ii) Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof) shall adopt resolutions that provide that, immediately prior to the Effective Time, each outstanding unvested RSU Award granted pursuant to a Company Stock Plan and held by a non-employee director of the Company immediately prior to the Effective Time shall be fully vested and cancelled and, in exchange therefor, each holder of any such cancelled RSU Award shall be entitled to receive, in consideration of the cancellation of such RSU Award and in settlement therefor, a payment in cash, without interest, of an amount equal to the product of (A) the Merger Consideration multiplied by (B) the number of RSUs subject to such RSU Award (such amounts payable hereunder, the “RSU Payments”) (less any required Tax withholdings as provided in Section 2.05).

(c) Termination of Company Stock Plans. As of the Effective Time, all Company Stock Plans shall terminate, and no further rights with respect to Shares shall be granted thereunder.

(d) Treatment of Company Stock Purchase Plan. The provisions of Section 2.03(a) shall not apply to any rights under the Company Stock Purchase Plan. With respect to the Company Stock Purchase Plan, as soon as practicable following the date of this Agreement, the Company Board (or a committee thereof) shall adopt resolutions or take other actions as may be required to provide that no further Offering Period (as defined in the Company Stock Purchase Plan) will commence or be extended pursuant to the Company Stock Purchase Plan after the date hereof. Prior to the Effective Time, the Company will take all action that may be necessary to, effective upon the consummation of the Merger: (i) cause the Purchase Date (as defined in the Company Stock Purchase Plan) with respect to any Offering Period that would otherwise occur on or after the Effective Time, if any, to occur no later than one Business Day prior to the date on which the Effective Time occurs; (ii) make any pro rata adjustments that may be necessary to reflect the shortened Offering Period, but otherwise treat such shortened Offering Period as a fully effective and completed Offering Period for all purposes pursuant to the Company Stock Purchase Plan; and (iii) cause the exercise (as of no later than one (1) Business Day prior to the date on which the Effective Time occurs) of each outstanding purchase right pursuant to the Company Stock Purchase Plan. On such exercise date, if any, referred to in clause (iii) of the preceding sentence, the Company will apply the funds credited as of such date pursuant to the Company Stock Purchase Plan within each participant’s payroll withholding account to the purchase of whole Shares in accordance with the terms of the Company Stock Purchase Plan and will cause the remaining accumulated but unused payroll deductions to be distributed to the relevant participants without interest as promptly as practicable following such exercise date. Immediately prior to and effective as of the Effective Time, the Company will terminate the Company Stock Purchase Plan.

(e) Parent Funding. At or prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Surviving Corporation cash in the amount sufficient for the Surviving Corporation to make the payments required under this Section 2.03, and Parent shall cause the Surviving Corporation (or other applicable person) to make the payments required under this Section 2.03 as promptly as practicable after the Effective Time, or at such later time as necessary to avoid a violation of, or adverse tax consequences under, Section 409A of the Code. Parent shall cause the Surviving Corporation to pay through the Payroll Agent the applicable Option Payments and RSU Payments to the holders of Company Options and RSU Awards, in each case, subject to Section 2.05, provided that payments to the former directors of the Company shall be made by the Surviving Corporation (or such other applicable person) directly.

Section 2.04 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, any issued and outstanding Shares held by a person who is entitled to appraisal rights under Section 262 of the DGCL and has complied with all the provisions of the DGCL concerning the right of holders of Shares to require appraisal of such Shares (such shares, “Dissenting Shares”, and each holder of Dissenting Shares, a “Dissenting Stockholder”) shall not be converted into the right to receive the Merger Consideration as described in Section 2.01(a)(i), and as of the Effective Time, shall no longer be outstanding and shall automatically be cancelled and cease to exist, but shall become the right to receive such consideration as may be determined to be due to such Dissenting Stockholder pursuant to the procedures set forth in Section 262 of the DGCL. If such Dissenting Stockholder effectively withdraws such Dissenting Stockholder’s demand for appraisal or fails to perfect or otherwise loses such Dissenting Stockholder’s right of appraisal with respect to such Shares, in any case pursuant to the DGCL, such Shares shall be deemed not to be Dissenting Shares and shall be deemed to be converted as of the Effective Time into the right to receive the Merger Consideration for each such Share, without interest and subject to Section 2.05, and the Surviving Corporation shall remain liable for payment of the Merger Consideration for such Shares. The Company shall give Parent (a) prompt notice of any written demands for appraisal of Shares received by the Company, withdrawals of such demands and any other instruments served on the Company pursuant to Section 262 of the DGCL, and (b) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal rights. The Company shall not, without the prior written consent of Parent, make any payment with respect to, settle or offer to settle, or approve any withdrawal of, any such demands.

Section 2.05 Withholding Taxes. Each of Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable in respect of the Company Options and RSU Awards cancelled in the Merger such Tax amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, any regulation promulgated thereunder by the United States Department of Treasury (a “Treasury Regulation”) or any other applicable state, local or foreign Tax Law. To the extent that Tax amounts are so withheld by the Surviving Corporation, Parent or the Paying Agent, as the case may be, such withheld Tax amounts (a) shall be remitted by the Surviving Corporation, Parent or the Paying Agent, as applicable, to the applicable Governmental Entity, and (b) to the extent so remitted shall be treated for all purposes of this Agreement as having been paid to the holder of Company Options or RSU Awards in respect of which such deduction and withholding was made by the Surviving Corporation, Parent or the Paying Agent, as the case may be.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as disclosed in the Company SEC Documents publicly filed or furnished at least one (1) day prior to the date of this Agreement and after January 1, 2018, other than disclosures in the “Risk Factors” section of any such filings and any disclosure of risks included in any “forward-looking statements” disclaimer contained in any such filings that are both non-specific and cautionary in nature (without giving effect to any amendment to any such documents filed on or after the date that is two (2) days prior to the date hereof), provided, that nothing disclosed in the Company SEC Documents will be deemed to modify or qualify the representations and warranties set forth in Section 3.01, Section 3.02, Section 3.03, Section 3.04, Section 3.21 and Section 3.23 or (b) as disclosed in the separate disclosure letter that has been delivered by the Company to Parent prior to the execution of this Agreement, including the documents attached to, or incorporated by reference in, such disclosure letter (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall also be deemed to be disclosed with respect to any other section or subsection in this Agreement to which the relevance of such item is reasonably apparent on the face of such disclosure, exception or response that such disclosure, exception or response is applicable to such other section or subsection, whether or not such section or subsection references the Company Disclosure Letter), the Company hereby represents and warrants to Parent and Sub as follows:

Section 3.01 Organization and Qualification; Subsidiaries.

(a) The Company and each Company Subsidiary is a corporation or other legal entity duly incorporated or organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization. The Company and each Company Subsidiary has requisite corporate or other legal entity, as the case may be, power and authority to carry on its business as it is now being conducted, except where the failure to have such power and authority, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. The Company and each Company Subsidiary is duly qualified or licensed to do business and is in good standing in each jurisdiction where the conduct of its business requires such qualification or licensing, except where the failure to be so duly qualified or licensed and in good standing, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(b) The Company has made available to Parent true and complete copies of (i) the Restated Certificate of Incorporation of the Company (as amended, restated, supplemented or otherwise modified, the “Company Charter”), (ii) the Amended and Restated Bylaws of the Company (as amended, restated, supplemented or otherwise modified, the “Company Bylaws”), in each case, as in effect on the date hereof, and (iii) the formation and governing documents of each Company Subsidiary, in each case, as in effect on the date hereof.

(c) Section 3.01(c) of the Company Disclosure Letter sets forth a true and complete list as of the date hereof of the Company Subsidiaries, including, with respect to each Company Subsidiary, (i) its name, (ii) its jurisdiction of incorporation, formation or organization, (iii) its form of organization, (iv) its authorized equity interests, (v) its issued and outstanding equity interests, including the number thereof, (vi) the holder(s) of such issued and outstanding equity interests, and (vi) in the case of any such Company Subsidiary that has established a branch in another jurisdiction (each such branch, a “Company Branch”): (A) the registered number of the relevant Company Branch and (B) the jurisdiction in which the relevant Company Branch is registered. Except for the equity interests in the Company Subsidiaries, as of the date hereof, neither the Company nor any of the Company Subsidiaries owns, directly or indirectly, any equity interest in any person (or any security or other right, agreement or commitment convertible or exercisable into, or exchangeable for, any equity interest in any person) which equity interests in such person have a fair market value in excess of $2,000,000. As of the date hereof, the Company or another Company Subsidiary owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity securities of each of the Company Subsidiaries, other than as otherwise set forth on Section 3.01(c) of the Company Disclosure Letter, free and clear of any material Liens (other than transfer and other restrictions under applicable federal and state securities Laws or applicable foreign Laws), and all of such outstanding shares of capital stock or other equity securities have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights in favor of any person other than the Company or a Company Subsidiary, and were not issued in violation of any preemptive or other similar rights. All of the outstanding shares of capital stock or other equity securities of the Company Subsidiaries were issued in accordance with applicable Law.

(d) As of the date hereof, there are no outstanding, existing, or such other agreements to grant, extend or enter into any (i) options, warrants, calls, subscriptions, rights of first refusal, rights of first offer, agreements, convertible or exchangeable securities, restricted stock units, restricted stock, stock appreciation rights, “phantom” stock rights, performance units, equity-based compensation, or other similar rights, agreements or commitments of any character to which any Company Subsidiary is a party obligating any Company Subsidiary to issue, transfer or sell any shares of capital stock or other equity interest in any Company Subsidiary or securities convertible into or exchangeable for such shares or equity interests relating to or based on the value of the equity securities of any Company Subsidiary, (ii) obligations of any Company Subsidiary to repurchase, redeem or otherwise acquire any capital stock or equity securities of any Company Subsidiary or (iii) voting trusts or similar agreements to which the Company is a party with respect to the voting or registration of the capital stock of any Company Subsidiary or any other equity interest of any Company Subsidiary.

Section 3.02 Capitalization.

(a) The authorized capital stock of the Company consists of 150,000,000 shares of Company Common Stock and 3,000,000 shares of the Company’s preferred stock, par value $0.001 per share (“Company Preferred Stock”). As of the close of business on July 30, 2019 (the “Specified Date”), (i) 38,466,024 Shares were issued and outstanding, all of which were duly authorized, validly issued, fully paid and nonassessable, and free of preemptive rights, (ii) no shares of Company Preferred Stock were issued and outstanding, (iii) 11,413,669 Shares were held in treasury, and (iv) except as described in Section 3.02(b), no other shares of capital stock or other voting securities of the Company were issued, reserved for issuance or outstanding. All outstanding Company Common Stock is duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights, and were not issued in violation of any preemptive or similar rights. All of the outstanding Company Common Stock were issued in accordance with applicable Law.

(b) As of the close of business on the Specified Date, (i) 379,403 shares of Company Common Stock were issuable with respect to outstanding Company Options with a weighted average exercise price of $15.34 per share of Company Common Stock; and (ii) 1,552,148 shares of Company Common Stock were issuable in respect of outstanding RSU Awards, assuming a target level of performance under performance-based awards. As of the close of business on the Specified Date, the Company had no Shares or Company Preferred Stock reserved for issuance, except for (A) the shares reserved for issuance pursuant to the outstanding Company Options and RSU Awards described in clauses (i) through (ii), (B) an additional 2,111,378 Shares reserved for additional grants of Company Options and RSU Awards pursuant to the Company Stock Plans and (C) 2,361,777 Shares reserved for issuance pursuant to the Company Stock Purchase Plan.

(c) As of the date hereof, except with respect to the Company Options and RSU Awards referred to in Section 3.02(b) and the related award agreements, there are no outstanding, existing, or such other agreements to grant, extend or enter into any (i) options, warrants, calls, subscriptions, rights of first refusal, rights of first offer, agreements, convertible or exchangeable securities, restricted stock units, restricted stock, stock appreciation rights, “phantom” stock rights, performance units, equity-based compensation, or other similar rights, agreements or commitments of any character, in each case, to which the Company or any Company Subsidiary is a party obligating the Company or any Company Subsidiary to issue, transfer or sell any shares of capital stock or other equity interest in the Company or any Company Subsidiary or securities convertible into or exchangeable for such shares or equity interests relating to or based on the value of the equity securities of the Company or any Company Subsidiary, (ii) obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any capital stock or equity securities of the Company or any Company Subsidiary or (iii) voting trusts or similar agreements to which the Company or any Company Subsidiary is a party with respect to the voting or registration of the capital stock of the Company or any Company Subsidiary or any other equity interest of the Company or any Company Subsidiary. Since the close of business on the Specified Date through the date hereof, the Company has not issued or repurchased any shares of Company Common Stock or other class of equity security (other than shares in respect of Company Options and RSU Awards and the Company Stock Purchase Plan) or granted any Company Options or RSU Awards.

(d) As of the date hereof, there are no outstanding bonds, debentures, notes or other Indebtedness of the Company or any Company Subsidiary having a right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which stockholders of the Company or any Company Subsidiary may vote.

Section 3.03 Authority.

(a) The Company has the requisite corporate power and authority to execute, deliver and perform this Agreement and, subject to adoption by the Company’s stockholders of this Agreement, to consummate the Transactions. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions have been duly authorized by all necessary corporate action on the part of the Company Board and, other than the Company Stockholder Approval and filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no additional corporate proceedings on the part of the Company or vote of the Company’s stockholders are necessary to authorize the execution, delivery and performance by the Company of this Agreement or the consummation by the Company of the Transactions. This Agreement has been duly and validly executed and delivered by the Company and (assuming the due authorization, execution and delivery of this Agreement by Parent and Sub and assuming the accuracy of the representations and warranties contained in Section 4.12) this Agreement constitutes the valid and legally binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability (i) may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar Laws of general application, now or hereafter in effect, affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a Proceeding at law or in equity (the “Bankruptcy and Equity Exception”).

(b) The Company Board, at a meeting duly called and held, has (i) determined that the Transactions are in the best interests of the Company and its stockholders, (ii) approved and declared advisable the execution, delivery and performance of this Agreement and, subject to receiving the Company Stockholder Approval, the consummation by the Company of the Transactions, including the Merger, (iii) directed that this Agreement be submitted to the stockholders of the Company to be adopted and (iv) resolved to recommend adoption of this Agreement by the stockholders of the Company, in each case, by resolutions duly adopted, which resolutions, subject to Section 5.03, have not been subsequently rescinded, withdrawn or modified in a manner adverse to Parent.

Section 3.04 No Conflict; Required Filings and Consents.

(a) Assuming the accuracy of the representations and warranties contained in Section 4.12, none of the execution, delivery or performance of this Agreement by the Company or the consummation by the Company of the Transactions will: (i) subject to obtaining the Company Stockholder Approval, conflict with or violate any provision of the Company Charter or Company Bylaws or any equivalent organizational or governing documents of any Company Subsidiary; (ii) assuming that all consents, approvals and authorizations described in Section 3.04(b) have been obtained and all filings and notifications described in Section 3.04(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to the Company or any Company Subsidiary or any of their respective properties or assets; or (iii) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a default under (with or without notice or lapse of time, or both), or result in termination or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than a Permitted Lien) upon any of the respective properties or assets of the Company or any Company Subsidiary pursuant to any Company Material Contract or any Company Permit, except (A) with respect to clause (ii), any such consent, approvals and authorizations, the failure to obtain which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, and (B) with respect to clause (iii), any such conflicts, violations, breaches, losses, defaults, terminations, rights of termination, vesting, amendment, acceleration or cancellation of Liens that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(b) None of the execution, delivery or performance of this Agreement by the Company or the consummation by the Company of the Transactions will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Entity with respect to the Company or any Company Subsidiary or any of their respective properties or assets, other than (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) the filing of a premerger notification and report form under the HSR Act and the receipt, termination or expiration, as applicable, of waivers, consents, approvals, waiting periods or agreements required under the HSR Act or any other applicable U.S. or foreign competition, antitrust, merger control or investment Laws (together with the HSR Act, “Antitrust Laws”) set forth on Section 3.04(b) of the Company Disclosure Letter, (iii) compliance with the applicable requirements of the Securities Act or the Exchange Act, (iv) filings as may be required under the rules and regulations of NYSE, (v) requirements under applicable state securities Laws or “blue sky” Laws and the securities Laws of any foreign country; and (vi) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to, any Governmental Entity, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.05 Permits; Compliance with Laws.

(a) The Company and each Company Subsidiary is in possession of all authorizations, licenses, permits, certificates, variances, exemptions, approvals, orders, registrations and clearances of any Governmental Entity (each, a “Permit”) necessary for the Company and each Company Subsidiary to carry on and operate its businesses as currently conducted (the “Company Permits”), and all such Company Permits are in full force and effect, except where the failure to possess, or the failure to be in full force and effect of, any Company Permits, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(b) Since January 1, 2017, the Company and each of the Company Subsidiaries has been in compliance with all Laws applicable to the Company, the Company Subsidiaries and their respective businesses and activities and with all Orders to which the Company or the Company Subsidiaries are subject, in each case, except for such noncompliance as would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Company and the Company Subsidiaries, taken as a whole. Except as would not individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, neither the Company nor any of the Company Subsidiaries has received, since January 1, 2017, any written notice from any Governmental Entity regarding any violation of, or failure to comply with, any Law. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, (i) to the knowledge of the Company, (A) since January 1, 2017, there has been no investigation by any Governmental Entity with respect to the Company or any Company Subsidiary and (B) no such investigation is pending, nor (ii) has any Governmental Entity indicated to the Company or any Company Subsidiary in writing an intention to conduct any such investigation. None of the Company or any Company Subsidiary is, or since January 1, 2017 has been, suspended or debarred from doing business with any Governmental Entity, or declared non-responsible or ineligible for contracting with or for any Governmental Entity, or to the knowledge of the Company, proposed by a Governmental Entity for debarment.

(c) To the knowledge of the Company, none of the Company, the Company Subsidiaries, any director, officer, employee or agent of the Company or any Company Subsidiary, in each case, acting on behalf or at the direction of the Company or any of the Company Subsidiaries, has since January 1, 2016, (i) used any funds of the Company or any of the Company Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of the Company or any of the Company Subsidiaries or (iii) otherwise violated or is in violation of applicable Bribery Legislation.

(d) Since January 1, 2016, neither the Company nor any of the Company Subsidiaries has, in connection with or relating to the business of the Company or any of the Company Subsidiaries, received written notice from or made a voluntary disclosure to any Governmental Entity regarding any actual or potential violation of Bribery Legislation, or, to the knowledge of the Company, has been under administrative, civil, or criminal investigation, indictment, or audit (other than a routine contractual audit) concerning any actual or potential violation of Bribery Legislation.

Section 3.06 Company SEC Documents; Financial Statements.

(a) Since January 1, 2017, the Company has filed with or otherwise furnished to (as applicable) the SEC all registration statements, prospectuses, forms, reports, definitive proxy statements, schedules and documents and related exhibits required to be filed or furnished by it under the Securities Act or the Exchange Act, as the case may be, together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”) (such documents and any other documents filed or furnished by the Company with the SEC since January 1, 2017, as have been supplemented, modified or amended since the time of filing, collectively, the “Company SEC Documents”), except where the failure to file would not reasonably be expected to have a Company Material Adverse Effect. As of their respective filing dates or, if supplemented, modified or amended since the time of filing, as of the date of the most recent supplement, modification or amendment, the Company SEC Documents (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading and (ii) complied as to form in all material respects with all applicable requirements of the Exchange Act, the Securities Act, the Sarbanes-Oxley Act and the Dodd-Frank Act of 2010, as amended (the “Dodd-Frank Act”), as the case may be, and the applicable published rules and regulations promulgated thereunder, in each case as in effect on the date each such document was filed with or furnished to the SEC. As of the date of this Agreement, there are no material outstanding or unresolved comments received from the SEC with respect to any of the Company SEC Documents. Since January 1, 2017, the Company has been and is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and corporate governance rules and regulations of NYSE. To the knowledge of the Company, as of the date of this Agreement, none of the Company SEC Documents is the subject of ongoing SEC review, outstanding SEC comment or outstanding SEC investigation. None of the Company Subsidiaries is required to file any forms, reports, registrations, statements or other documents with the SEC.

(b) The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company and the consolidated Company Subsidiaries (including, in each case, any notes thereto) included in or incorporated by reference into the Company’s filings included in the Company SEC Documents (collectively, the “Company Financial Statements”) (x) were, except as may be indicated in the notes thereto, prepared in accordance with GAAP (as in effect in the United States on the date of such Company Financial Statement) applied on a consistent basis in all material respects during the periods involved except, in the case of unaudited statements, as permitted by SEC rules and regulations, (y) present fairly, in all material respects, the financial position of the Company and the consolidated Company Subsidiaries and the results of their operations and their cash flows as of the dates and for the periods referred to therein (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal year-end adjustments that were not or will not be material in amount or effect), and (z) comply as to form, in all material respects, with the applicable accounting requirements under the Securities Act, the Exchange Act and the applicable rules and regulations of the SEC.

(c) Neither the Company nor any Company Subsidiary is, or has any commitment to become, a party to any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company and any Company Subsidiary, on the one hand, and any unconsolidated affiliate, on the other hand), including any structured finance, special purpose or limited purpose entity or person, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Securities Act), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any Company Subsidiary in the Company SEC Documents (including any audited financial statements and unaudited interim financial statements of the Company included therein).

Section 3.07 Information Supplied. The Proxy Statement will not, at the time the Proxy Statement is filed with the SEC, at any time the Proxy Statement is amended or supplemented, at the time the Proxy Statement is first mailed to the Company’s stockholders or at the time of the Company Stockholders Meeting, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement, insofar as it relates to the Company or the Company Subsidiaries or other information supplied by the Company for inclusion or incorporation by reference therein, will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder and other applicable Law. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to such portions thereof that relate to Parent and Sub and to statements made or incorporated by reference in the Proxy Statement based on information supplied by Parent or Sub or any of their representatives specifically for inclusion (or incorporation by reference) in the Proxy Statement.

Section 3.08 Internal Controls and Disclosure Controls. The Company has established and maintains a system of disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are designed to ensure that material information relating to the Company required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company’s management has completed an assessment of the effectiveness of the Company’s internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2018, and such assessment concluded that such controls were effective. Based on its evaluation of internal controls over financial reporting for the quarter ended March 31, 2019, management of the Company has disclosed to the Company’s auditors and the audit committee of the Company Board (a) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect, in any material respect, the Company’s ability to report financial information and (b) any fraud or allegations of fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting, and each such deficiency, weakness and fraud so disclosed to auditors, if any, has been disclosed to Parent prior to the date hereof. The Company and each Company Subsidiary has substantially addressed any such deficiency, material weakness or fraud.

Section 3.09 Absence of Certain Changes.

(a) Except as otherwise expressly contemplated by this Agreement, from March 31, 2019 to and including the date of this Agreement, the businesses of the Company and the Company Subsidiaries have been conducted in all material respects in the ordinary course of business.

(b) From January 1, 2019, there have not been any changes, circumstances, events or effects that, individually or in the aggregate, have had or would reasonably be expected to have a Company Material Adverse Effect.

(c) Since March 31, 2019 to and including the date hereof, there has not been any action taken by the Company or any Company Subsidiaries that, if taken by the Company or any Company Subsidiaries during the period from the date of this Agreement through the Effective Time without Parent’s consent, would constitute a violation of, or would require the consent of Parent under Section 5.01 (other than Section 5.01(k), Section 5.01(n) or Section 5.01(t) in respect of Section 5.01(k) or Section 5.01(n)). Since June 30, 2019 to and including the date hereof, there has not been any action taken by the Company or any Company Subsidiaries that, if taken by the Company or any Company Subsidiaries during the period from the date of this Agreement through the Effective Time without Parent’s consent, would constitute a violation of, or would require the consent of Parent under Section 5.01(k) or Section 5.01(t) in respect of Section 5.01(k).

(d) Parent and Sub each acknowledges that there may have been or may be disruption to the Company’s and the Company Subsidiaries’ business as a result of the intention to sell the Company (and there may be disruption to the Company’s and the Company Subsidiaries’ business (including in respect to any Company Employee) as a result of the announcement of the execution of this Agreement and the consummation of the Transactions), and Parent acknowledges that such disruptions, solely to the extent such disruptions are attributable to the announcement of the execution of this Agreement and the consummation of the Transactions, do not and shall not constitute a breach of this Section 3.09.

Section 3.10 Undisclosed Liabilities. Neither the Company nor any of the Company Subsidiaries has, or is subject to, any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be set forth on a consolidated balance sheet of the Company and the Company Subsidiaries or in the notes thereto, other than liabilities and obligations (a) disclosed, reserved against or provided for in the unaudited consolidated balance sheet of the Company as of March 31, 2019 or in the notes thereto, (b) incurred in the ordinary course of business since March 31, 2019, that are not, individually or in the aggregate, material in amount or nature, (c) incurred or permitted to be incurred under this Agreement or incurred in connection with the Transactions, (d) that have been discharged or paid in full in the ordinary course of business, or (e) that otherwise, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.11 Litigation; Investigation; Audits. As of the date of this Agreement, there is no civil, criminal, administrative, investigative, or appellate action, suit, claim, hearing, arbitration, litigation, inquiry, audit, examination, investigation, mediation or proceeding, before any Governmental Entity (collectively, “Proceeding”), or to the knowledge of the Company, any Investigation, to which the Company, any Company Subsidiary (or to the knowledge of the Company, any of their respective directors, officers, or employees in their capacities as such) is a party, either pending or, to the knowledge of the Company, threatened in writing that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect. There are no outstanding Legal Disputes between the Company or any Company Subsidiary, on the one hand, and any Governmental Entity or other person, on the other hand, arising under or relating to any Government Contract or Government Bid. Neither the Company nor any Company Subsidiary or any of their respective directors, officers, or employees in their capacities as such is subject to any outstanding Order unrelated to this Agreement that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect. As of the date hereof, there is no pending Proceeding to which the Company, any Company Subsidiary, or any of their respective directors, officers, or employees in their capacities as such is a party seeking to prevent, hinder, modify, delay or challenge the Merger or any of the other Transactions that would reasonably be expected to prevent or materially delay the Closing. “Investigation” means third-party audit (other than a routine contractual audit), third-party examination or third-party investigation.

Section 3.12 Employee Benefits.

(a) Section 3.12(a) of the Company Disclosure Letter sets forth a true and complete list as of the date hereof of each material Company Benefit Plan, other than (i) any plan, policy, program or arrangement which is required to be maintained by applicable Law, (ii) any employment agreement which provides for a base salary less than or equal to $150,000 and total annual cash compensation opportunity (measured based on actual earnings in the prior twelve (12) months) of less than or equal to $250,000, (iii) any offer letter or (iv) any loans to any employee of the Company in an amount equal to or less than $100,000 in outstanding aggregate principal amount. With respect to each such Company Benefit Plan, the Company has made available to Parent a true and correct copy of, if applicable: (A) each such Company Benefit Plan that has been reduced to writing and all amendments thereto; (B) each trust agreement or insurance contract relating to each such Company Benefit Plan; (C) the most recent summary plan description; (D) the most recent annual reports (Form 5500) filed with the Internal Revenue Service (“IRS”); and (E) the most recent determination or opinion letter issued by the IRS with respect to any Company Benefit Plan intended to be qualified under Section 401(a) of the Code (a “Company Qualified Plan”). All Contracts between the Company or a Company Subsidiary, on the one hand, and its employees and consultants, on the other hand, are terminable at any time on not more than three (3) months’ notice.

(b) Each Company Benefit Plan has been established and administered in compliance, in all material respects, with its terms and all applicable Laws, including ERISA, the Code, Securities Act and Exchange Act. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, all contributions required to be made to any Company Benefit Plan by applicable Law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Company Benefit Plan, for any period through the date hereof have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the Company’s financial statements. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, there are no Proceedings (other than for routine claims for benefits) pending or, to the knowledge of the Company, threatened with respect to any Company Benefit Plan. Each Company Qualified Plan has either received a favorable determination letter from the IRS as to its qualified status or has timely filed an application for a favorable determination letter, or may rely upon an opinion letter for a prototype or volume submitter plan, and to the knowledge of the Company, there are no existing circumstances and no events have occurred that could adversely affect the qualified status of any Company Qualified Plan or the related trust. No Company Benefit Plan provides defined benefit, or Company- or Company Subsidiary-funded, pension or retirement benefits and neither the Company nor any Company Subsidiary has any liability to provide or pay for any such type of pension or retirement benefits (however derived) to any of its current or former directors, officers, employees or consultants.

(c) Section 3.12(c) of the Company Disclosure Letter lists as of the date hereof each Company Benefit Plan that provides health benefits after retirement or other termination of employment, other than (i) as required by Law, (ii) coverage or benefits the full cost of which is borne by the employee or former employee (or any beneficiary of the employee or former employee), or (iii) coverage or benefits provided through the end of the month in which the retirement or other termination of employment occurs.

(d) At no time during the six (6) year period prior to the date of this Agreement has the Company, any Company Subsidiary or any of their respective ERISA Affiliates maintained, contributed to or had any obligations or liabilities under any employee benefit subject to Section 302 or Title IV of ERISA or Section 412 of the Code, any multiemployer plan (as defined in Section 3(37) of ERISA or Section 147.1(1) of the Income Tax Act (Canada) (the “Tax Act”), as applicable) or any benefit plan, policy, program or arrangement which contains a “defined benefit provision” (as defined in Section 147.1(1) of the Tax Act).

(e) Neither the execution and delivery of this Agreement nor the consummation of the Transactions will (either alone or in conjunction with any other event) result in, cause the accelerated vesting, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer or director of the Company or any Company Subsidiary, or result in any limitation on the right of the Company or any Company Subsidiary to amend, merge, terminate or receive a reversion of assets from any Company Benefit Plan or related trust, including any such payments or benefits to any “disqualified individual” (as such term is defined in proposed Treasury Regulation § 1.280G-1) that could reasonably be expected to be characterized as a “parachute payment” (as defined in Section 280G(b)(2) of the Code).

(f) Except as would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Company and the Company Subsidiaries, taken as a whole, each individual who renders services to the Company or any Company Subsidiary who is classified by the Company or such Company Subsidiary, as applicable, as having the status of an independent contractor or other non-employee status for any purpose (including for purposes of taxation and tax reporting and under Company Benefit Plans) is properly so characterized.

(g) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each Company Benefit Plan that is required to be registered under the Laws of a jurisdiction outside the United States has been registered and has been maintained in good standing with the appropriate regulatory authorities.

(h) All Company Options and RSU Awards have been validly granted and properly approved in accordance with all applicable Law and have been awarded under a Company Stock Plan.

Section 3.13 Labor. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, there is no labor strike, organized work slowdown or work stoppage, lockout, arbitrations or grievances, or other labor disputes pending or, to the knowledge of the Company, threatened, against the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary is a party to, or bound by, any collective bargaining agreement or similar agreement or arrangement with any labor union, works council, employee association or other labor organization or other employee representative body. To the knowledge of the Company, there are no union organizing activities pending or threatened, and no union, works council, employee association or other labor organization or group of employees of the Company or any Company Subsidiary has made a demand for recognition or certification or filed any petition or commenced a representation Proceeding before the National Labor Relations Board or any other labor relations tribunal in any jurisdiction. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, the Company and each Company Subsidiaries is in compliance with all applicable Laws and collective bargaining agreements respecting employment and employment practices, terms and conditions of employment, wages and hours and occupational safety and health.

Section 3.14 Tax Matters.

(a) The Company and each Company Subsidiary has timely filed (taking into account any extension of time within which to file) all material Tax Returns required to be filed by it and all such filed Tax Returns are correct, complete and accurate in all material respects, and has timely paid all material Taxes (whether or not shown on any Tax Return) that are or were due and payable or otherwise subject to collection action by a Governmental Entity; all material Taxes which the Company or any Company Subsidiary has been required by Law to withhold or to collect for payment on or prior to the date hereof have been duly withheld and collected and have been timely paid to the appropriate Governmental Entity; and the unpaid Taxes of the Company and the Company Subsidiaries did not (as of the most recent fiscal month end) materially exceed the reserve for Tax liabilities set forth on the most recent balance sheet and do not materially exceed that reserve as adjusted for the passage of time through the closing date in accordance with the past custom and practice of the Company and the Company Subsidiaries in filing their Tax Returns.

(b) There is no material Proceeding or assessment pending or, to the knowledge of the Company, threatened with respect to Taxes for which the Company or any Company Subsidiary may be liable; no material deficiency with respect to Taxes has been assessed in writing against the Company or any Company Subsidiary which has not been fully paid or adequately reserved in the Company Financial Statements; and since January 1, 2016, none of the Company or any Company Subsidiary has received notice from the Tax authority in any jurisdiction where the Company does not file Tax Returns that the Company or its Subsidiaries is required to file Tax Returns in such jurisdiction.

(c) Neither the Company nor any Company Subsidiary has any material liability for Taxes of another person (other than the Company or a Company Subsidiary) under Treasury Regulation § 1.1502-6 (or any similar provision of state, local or foreign Law) as a result of filing Tax Returns on a consolidated, combined, or unitary basis with such person.

(d) The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period described in Section 897(c)(1)(A)(ii) of the Code.

(e) The prices for any material property or services (or for the use of property) in transactions between the Company or any Company Subsidiary, on the one hand, and another Company Subsidiary, on the other hand, are arm’s-length in all material respects for purposes of applicable transfer pricing Laws.

(f) There are no material Liens for Taxes (except Taxes not yet due and payable) on any of the assets of the Company or any of the Company Subsidiaries.

(g) Neither the Company nor any of the Company Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than (i) such an agreement or arrangement exclusively between or among the Company and the Company Subsidiaries or (ii) a commercial agreement or arrangement entered into in the ordinary course of business the primary purpose of which is not Tax sharing, allocation or indemnification).

(h) Within the past two (2) years or otherwise pursuant to a plan (or series of related transactions), within the meaning of Section 355(e) of the Code, that includes the Merger, neither the Company nor any of the Company Subsidiaries has been a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code or any similar provision of state, local or non-U.S. Law). Neither the Company nor any of the Company Subsidiaries has participated in a “listed transaction” or “transaction of interest” within the meaning of Treasury Regulation Section 1.6011-4(b) or any other transaction requiring disclosure under analogous provisions of Tax Law.

(i) The Company and each of the Company Subsidiaries has collected all material sales and use Taxes required to be collected, and has remitted, or will remit on a timely basis, such amounts to the appropriate Governmental Entity, or has been furnished properly completed exemption certificates and has maintained, in all material respects, all such records and supporting documents in the manner required by all applicable sales and use Tax statutes and regulations.

(j) Neither the Company nor any of the Company Subsidiaries will be required to include any material item of income (or exclude any item of deduction) in any taxable period (or portion thereof) beginning after the Closing Date as a result of (i) a change in or incorrect method of accounting occurring prior to the Closing Date, (ii) a “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local, or non-U.S. Law) executed on or prior to the Closing Date, or (iii) any installment sale occurring prior to the Closing Date.

(k) Neither the Company nor any of the Company Subsidiaries has made an election pursuant to Section 965(h) of the Code.

(l) No Company Subsidiary has made any payment, nor is obliged to make any payment, and is not party to any agreement under which it could be obliged to make any payment that may not be deductible by virtue of section 78 of the Tax Act or any analogous provincial or similar provision.

Section 3.15 Properties.

(a) Section 3.15(a) of the Company Disclosure Letter sets forth a complete and correct list as of the date of this Agreement of the street address of each real property owned by the Company or any Company Subsidiary (collectively, the “Owned Real Property”).

(b) Section 3.15(b) of the Company Disclosure Letter sets forth a complete and correct list as of the date of this Agreement of the street address of each real property leased by the Company or any Company Subsidiary, as of the date hereof. The Company has made available to Parent all leases, subleases, licenses and occupancy agreements (including all amendments, modifications, and supplements thereof and assignments and subleases thereof) (collectively, the “Real Property Leases”) under which the Company or any Company Subsidiary leases, subleases, licenses, uses or occupies (in each case, whether as landlord, tenant, sublandlord, subtenant or by other occupancy arrangement), or has the right to use or occupy, now or in the future, any real property (collectively, the “Leased Real Property”).

(c) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, as of the date hereof, the Company or a Company Subsidiary has (i) good fee simple title to all Owned Real Property and (ii) a valid leasehold estate in or right to use all Leased Real Property, in each case free and clear of all Liens except for Permitted Liens.

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the occupancies and uses of the Owned Real Property and Leased Real Property, as well as the development, construction, management, maintenance, servicing and operation of the Owned Real Property and Leased Real Property, comply with all applicable Laws. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, there is no default or breach by the Company or any Company Subsidiary, as applicable, or, to the knowledge of the Company, any other party thereto, in the timely performance of any obligation to be performed or paid under any Real Property Lease or any other provision thereof. As of the date hereof, neither the Company nor any Company Subsidiary has assigned or sublet any of their interests under any Real Property Lease to any other person.

(e) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, as of the date of this Agreement, all Leased Real Property and the related improvements, facilities, building systems, machinery and equipment used by the Company or any Company Subsidiary in the conduct of their respective businesses have been maintained in all respects in accordance with the Company’s and each Company Subsidiary’s normal practices, as applicable, and are, taken as a whole (i) in reasonably good operating condition and repair and (ii) in adequate condition for the operation of the Company and each Company Subsidiary’s business, as applicable, ordinary wear and tear excepted.

(f) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, as of the date of this Agreement, there are no pending or, to the knowledge of the Company, proposed or threatened condemnation, expropriation, eminent domain actions or similar proceedings or zoning changes against, affecting or otherwise relating to any of the Leased Real Property or any material portion thereof.

Section 3.16 Environmental Matters. Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect:

(a) the Company and each Company Subsidiary is in compliance with those Environmental Laws applicable to their respective operations (including possessing and complying with any required Environmental Permits), and there are no administrative or judicial Proceedings pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary and since January 1, 2016, none of the Company or any Company Subsidiary has received any written notice, demand, letter, or claim, in either case, alleging that the Company or such Company Subsidiary is in violation of, or liable under, any Environmental Law or Environmental Permit, in any material respects;

(b) since January 1, 2016, neither the Company nor any Company Subsidiary has received any written notice of, and to the knowledge of the Company, neither the Company nor any Company Subsidiary has caused the spill or other release of any Hazardous Substances at, on or under any of the real property owned or leased by the Company or any Company Subsidiary that would reasonably be expected to result in material liability under Environmental Laws on the part of the Company or any Company Subsidiary; and

(c) neither the Company nor any Company subsidiary is subject to any Order relating to material compliance with Environmental Laws, Environmental Permits or the investigation, remediation, removal or cleanup of Hazardous Substances, and, to the knowledge of the Company, neither the Company or any Company Subsidiary has entered into any Contract with another person of which the primary purpose thereof was to assume, undertake or otherwise become subject to any liability of another person under any Environmental Law.

Section 3.17 Intellectual Property; Information Technology; Data Privacy and Data Security.

(a) Section 3.17(a) of the Company Disclosure Letter sets forth all Registered Intellectual Property owned by, assigned to or filed in the name of the Company or any of the Company Subsidiaries, specifying as to each item, as applicable: (i) the nature of the item, including the title of the item; (ii) the owner of the item; (iii) the jurisdictions in which the item is issued or registered or in which an application for issuance or registration has been filed; (iv) the issuance, registration or application numbers and dates; and (v) the expiration date. Each such item of Registered Intellectual Property (A) is in full force and effect and all renewal fees and other maintenance fees due and payable as of the date hereof have been paid by the Company or any Company Subsidiary and (B) to the knowledge of the Company, is valid and enforceable.

(b) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, the Company and the Company Subsidiaries own or have the valid and enforceable right to use all Intellectual Property that is necessary for the business of the Company and the Company Subsidiaries as currently conducted (together with all Intellectual Property and Intellectual Property rights owned by the Company and the Company Subsidiaries, collectively, the “Company Intellectual Property”). The Company and the Company Subsidiaries take commercially reasonable steps to maintain and protect the Company Intellectual Property.

(c) The conduct of the business of the Company and the Company Subsidiaries as currently conducted does not infringe, misappropriate or otherwise violate any Intellectual Property rights of any other person, except for any such infringement, misappropriation or other violation that would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.

(d) Neither the Company nor any of the Company Subsidiaries is the subject of any pending or, to the knowledge of the Company, threatened claim that remains outstanding, and since January 1, 2017, no claim has been brought in writing against the Company or any of the Company Subsidiaries, alleging the conduct of the business by the Company or any of the Company Subsidiaries infringes, misappropriates or otherwise violates any Intellectual Property rights of any other person.

(e) Since January 1, 2017, (i) to the knowledge of the Company, no other person has, infringed, misappropriated or otherwise violated any Company Intellectual Property rights owned by the Company or any of the Company Subsidiaries, and (ii) neither the Company nor any Company Subsidiary has brought any claim alleging any such infringement, misappropriation or other violation, except for any infringement, misappropriation or violation as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.

(f) Except in connection with applications for patent protection, to the knowledge of the Company, since January 1, 2017, no Company Intellectual Property that is a trade secret or other confidential or proprietary information has been disclosed by the Company or any of the Company Subsidiaries to any person other than employees, consultants or contractors of the Company or any of the Company Subsidiaries who (i) had a need to know such information in the ordinary course of employment or contract performance on behalf of the Company or any of the Company Subsidiaries and (ii) have agreed in writing to protect such information.

(g) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, since January 1, 2017, there have been no breaches of the Company’s security or other unauthorized access to the Company Software or other information technology systems owned or controlled by the Company or any of the Company Subsidiaries, including any information or data stored or contained therein (such information technology systems collectively, “Company IT Systems”).

(h) The Company IT Systems are adequate in all material respects for their intended use and for the conduct of the business of the Company and the Company Subsidiaries, as currently conducted and as currently contemplated to be conducted, are in good working condition (normal wear and tear excepted), in all material respects, and to the knowledge of the Company, are free of all viruses, worms, Trojan horses and other known contaminants and do not contain any bugs, errors or problems of a nature that would materially disrupt or otherwise have a materially adverse impact on their operation. There has not been any material malfunction or outage of the Company IT Systems since January 1, 2017. The Company and the Company Subsidiaries have taken commercially reasonable steps to protect and to direct its third-party service providers to protect, the security and integrity of the Company IT Systems, including by maintaining a written information security plan.

(i) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, (i) no Software owned, or purported to be owned, by the Company or any of the Company Subsidiaries (“Company Software”) contains or is derived from, Public Software, and (ii) since January 1, 2017, neither the Company nor any of the Company Subsidiaries has (A) distributed Public Software in conjunction with any of the Company’s products or services or otherwise in the conduct of the business of the Company or any of the Company Subsidiaries, or (B) used Public Software in the development of a derivative work of any Company Intellectual Property distributed to a third party. No Company Software, other than in the ordinary course of business, is required to be (1) disclosed or distributed in source code form; (2) licensed for the purpose of making derivative works; or (3) redistributable at no charge, in each case, as a result of the Company’s or any of the Company Subsidiaries’ use, modification or distribution of Public Software.

(j) To the knowledge of the Company, since January 1, 2017, each current and former employee, consultant or contractor who has contributed to or participated in the creation, development, improvement or modification of any Company Intellectual Property that is material to the Company and the Company Subsidiaries (taken as a whole) has entered into a written agreement pursuant to which he, she or it has (i) assigned all of his, her or its rights in such Intellectual Property and Intellectual Property rights to the Company or to a Company Subsidiary and (ii) agreed to protect the trade secrets and other confidential or proprietary information of the Company and the Company Subsidiaries. Since January 1, 2017, no current or former employee, consultant or contractor has provided written notice to the Company claiming any right, title or interest in or to any Company Intellectual Property, and to the Company’s knowledge, no person (other than the Company or a Company Subsidiary) has threatened claiming any right, title or interest in and to any Intellectual Property rights created, developed, improved or modified by any current or former employee, consultant or contractor.

(k) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, each of the Company’s and each of the Company Subsidiaries’ collection, use, retention, and dissemination of Personal Information complies with, and does not violate (i) any contractual requirements (including with respect to the Payment Card Industry Data Security Standards), (ii) any applicable Laws, including Privacy and Security Laws or (iii) any privacy policy of the Company or any of the Company Subsidiaries.

(l) Neither the Company nor any of the Company Subsidiaries has received any written notice from any Governmental Entity that it is under pending investigation or pending audit by any Governmental Entity for a violation, or otherwise with respect to any actual or suspected violation, of any Privacy and Security Law, in each case, that was received since January 1, 2017 or where such matter remains unresolved as of the date hereof.

(m) To the knowledge of the Company, since January 1, 2017, there have been no unauthorized use or disclosure of any Personal Information, owned, used, stored, received, or controlled by or on behalf of the Company or any of the Company Subsidiaries, including any unauthorized use or disclosure of Personal Information that would constitute a breach for which notification to individuals or any Governmental Entity is required under any applicable Privacy and Security Laws.

(n) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, the Company and the Company Subsidiaries are in compliance with applicable Laws, including HIPAA and the General Data Protection Regulation (“GDPR”) and national laws complementing it, as well as its own policies and any existing contractual commitments, relating to privacy, data protection, and the collection and use of any information relating to an identified or identifiable natural person (“Personal Information”) collected, used, or held for use by the Company or any Company Subsidiary. No Proceeding or Legal Dispute is pending or, to the knowledge of the Company, threatened in writing against the Company or any Company Subsidiary alleging a violation of any person’s privacy or obligations or rights relating to Personal Information. Without limiting the generality of the foregoing, the Company and any Company Subsidiary have taken commercially reasonable efforts to enter into business associate agreements with vendors and customers in the ordinary course of business to the extent required by 45 C.F.R. §§ 164.502(e) and 164.504(e) and the GDPR. The Company and each Company Subsidiary have taken commercially reasonable measures designed to ensure that all third parties acting on their behalf, including without limitation subcontractor business associates, have complied with their contractual obligations.

Section 3.18 Company Material Contracts.

(a) All Contracts, including amendments thereto, required to be filed as an exhibit to any report of the Company filed pursuant to the Exchange Act of the type described in Item 601(b)(10) of Regulation S-K promulgated by the SEC have been filed, and, as of the date hereof, no such Contract has been amended or modified.

(b) Other than (x) the Contracts described in Section 3.18(a) that have been filed, (y) any Contract solely among the Company and any wholly owned Company Subsidiary or among any wholly owned Company Subsidiaries or (z) as set forth on Section 3.18(b) of the Company Disclosure Letter, as of the date hereof, neither the Company nor any Company Subsidiary is a party to or bound by (and none of their respective assets or properties are bound by):

(i) any material joint venture, partnership, limited liability company agreement or other similar Contract relating to the formation, creation, operation, management or control of any joint venture, partnership or limited liability company, other than any such Contract solely between the Company and its wholly owned Company Subsidiaries or among the wholly owned Company Subsidiaries;

(ii) any Contract (A) that provides for the creation, incurrence, assumption or guarantee of Indebtedness of the Company or any Company Subsidiary with an outstanding principal amount in excess of $1,000,000, or (B) with respect to any outstanding letters of credit, bankers’ acceptances, performance bonds, surety bonds or guarantees;

(iii) any Contract that grants any rights of first refusal, rights of first negotiation, right of first offer, or other similar rights to any person with respect to the sale of any material assets, rights or properties of the Company or any Company Subsidiary;

(iv) any Contract that (A) expressly obligates the Company or any of the Company Subsidiaries (or following the Closing, Parent or its Subsidiaries (including the Surviving Corporation and its Subsidiaries)) to conduct business with any third party on an exclusive basis, or (B) contains (1) “most favored nation”, “most favored customer”, “most favored supplier” or similar covenants to the counterparty of such Contract, (2) take or pay provisions (committing a person to buy a minimum quality of goods or services provided by another person) or (3) requirements provisions (committing a person to provide the quantity of goods or services required by another person).

(v) any Contract for the acquisition or disposition of any business by the Company or any Company Subsidiary (including equity interests) (whether by merger, sale of stock, sale of assets, or otherwise), other than this Agreement, (A) since January 1, 2016 and that involves an asset value in excess of $1,000,000 or (B) pursuant to which any material earn-out, deferred or contingent payment or indemnification obligations remain outstanding (excluding indemnification obligations in respect of representations and warranties and covenants that survive indefinitely or for periods equal to a statute of limitations and excluding obligations to indemnify directors and officers pursuant to acquisition agreements);

(vi) any Affiliate Arrangement;

(vii) any Contract relating to any resolution or settlement of any Proceeding, whether actual or, to the knowledge of the Company, threatened in writing, involving the Company or any of the Company Subsidiaries that (A) imposes continuing material obligations upon the operation of the Company or any of the Company Subsidiaries or (B) that has had or would reasonably be expected to result in payments by the Company or any of the Company Subsidiaries after January 1, 2019 in excess of $250,000 individually or, to the extent that multiple resolutions or settlements relate to the same Proceeding, in the aggregate with respect to all such resolutions or settlements;

(viii) any Contract that expressly imposes any restriction on the right of the Company or any Company Subsidiaries to compete with any other person, except for conflict related restrictions in respect to any engagements entered into in the ordinary course of business of the Company or any Company Subsidiary;

(ix) any Contract (A) pursuant to which the Company or any Company Subsidiary licenses from a third party the right to use any Intellectual Property for which the Company or any Company Subsidiary is required to make annual payments in excess of $250,000 or where such Intellectual Property is material to the conduct of the business of the Company and its Subsidiaries as currently conducted, taken as a whole (other than any “commercially available off-the-shelf software package,” or other software licensed pursuant to a software “shrink wrap,” “click wrap,” or “click-through” license), or (B) pursuant to which the Company or any Company Subsidiary has licensed any material Intellectual Property owned by the Company or any Company Subsidiary to a third party (other than non-exclusive licenses granted, directly or indirectly, to customers in the ordinary course of business) (the Contracts contemplated by this clause (ix), each, an “IP Contract”);

(x) any Contract pursuant to which the Company or any of its Subsidiaries, as applicable, has agreed to provide any third party with access to source code for any Software owned or licensed by the Company or any of its Subsidiaries, or to provide for such source code to be put in escrow or a similar arrangement, or otherwise grants a license to such source code, for the benefit of a third party (including upon the occurrence of specified events);

(xi) any Contract granting any Lien (other than a Permitted Lien) on any of material assets or properties of the Company or any of the Company Subsidiaries;

(xii) any collective bargaining agreement or similar agreement or arrangement with any labor union, works council, or other labor organization;

(xiii) (A) any Contract with a Material Customer in respect of an existing engagement that (1) is a master services agreement or (2) provides for the provision of ongoing services by the Company or any Company Subsidiary to such Material Customer, pursuant to which in the case of clause (2) the Company or any Company Subsidiary has received, or reasonably expects to receive, under such Contract based on the Company’s backlog reports as of May 31, 2019, in excess of $100,000 in fees during the period beginning on January 1, 2019 and ending on December 31, 2019, or (B) any Contract pursuant to which the Company or any Company Subsidiary provides services to a customer and the Company or any Company Subsidiary has received, or reasonably expects to receive for existing contracted engagements based on the Company’s backlog reports as of May 31, 2019, in excess of $2,500,000 in fees during the period beginning on January 1, 2019 and ending on December 31, 2019;

(xiv) (A) any Contract with a Material Vendor pursuant to which such Material Vendor currently provides goods or services to the Company or any Company Subsidiary pursuant to which the Company or any Company Subsidiary has paid, or expects to pay, in excess of $100,000 for goods or services under such Contract during the period beginning on January 1, 2019 and ending on December 31, 2019, or (B) any vendor

Contract pursuant to which the Company or any Company Subsidiary paid in excess of $1,500,000 for goods or services during the period beginning on January 1, 2018 and ending on December 31, 2018, or the Company or any Company Subsidiary reasonably expects to pay in excess of $1,500,000 for goods and services during the period beginning on January 1, 2019 and ending on December 31, 2019, in either case excluding pass-through payments to be forwarded by the vendors to unrelated third parties and payments to vendors to the extent relating to the Company’s discontinued operations;

(xv) any material Real Property Lease; or

(xvi) any Contract that constitutes a material agreement the primary purpose of which is a guarantee of obligations, indemnification or assumption of liabilities (whether accrued, absolute, contingent or otherwise) of any other person.

(c) Each Contract described in Section 3.18(a) or 3.18(b) are referred to herein as “Company Material Contracts”. Neither the Company nor any Company Subsidiary is in breach of or default under the terms of any Company Material Contract, and, to the knowledge of the Company, no event has occurred that with notice or lapse of time or both would constitute a breach or default thereunder by the Company or any Company Subsidiary, where such breach or default, individually or together with other such breaches or defaults, would reasonably be expected to have a Company Material Adverse Effect. To the knowledge of the Company, as of the date hereof, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract where such breach or default, individually or together with other such breaches or defaults, would reasonably be expected to have a Company Material Adverse Effect. Each Company Material Contract is a valid and binding obligation of the Company or a Company Subsidiary that is a party thereto and is in full force and effect, except for such failures as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, subject to the Bankruptcy and Equity Exception. (i) There are no material Proceedings pending against the Company or, to the knowledge of the Company, threatened against the Company with respect to any Company Material Contract, and (ii) neither the Company nor any of its Subsidiaries has received any written notice of the intention of any other party to a Company Material Contract to terminate for default, convenience or otherwise any Company Material Contract, in each case, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.19 Insurance. Section 3.19(a) of the Company Disclosure Letter sets forth as of the date hereof a schedule of all Company Insurance Policies currently in effect that are material to the Company and the Company Subsidiaries, taken as a whole, and the Company has made available to Parent, prior to the date of this Agreement, true and correct copies, including any changes or modifications thereto, of all such Company Insurance Policies. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (a) all Company Insurance Policies held or maintained by the Company and the Company Subsidiaries are in full force and effect and provide insurance in such amounts and against such risks as the management of the Company reasonably has determined to be prudent or as is required by Law or regulation, and all premiums due and payable thereon have been paid (other than retroactive or retrospective premium adjustments that are not yet, but may be, required to be paid with respect to any period ending before the Closing Date); (b) neither the Company nor any Company Subsidiary is in material breach of or default under any of the Company Insurance Policies; (c) neither the Company nor any Company Subsidiary has taken any action or failed to take any action which, with notice or the lapse of time or both, would constitute such a breach or default or permit termination or material modification of any of the Company Insurance Policies; and (d) since January 1, 2017, Insurance Policies as deemed appropriate for the business of the Company and the Company Subsidiaries in the ordinary course have been in effect without any significant lapse in coverage, (e) as of the date hereof, all pending Proceedings that could lead to a claim under any Company Insurance Policy have been reported to the applicable insurer in the ordinary course of business, (f) as of the date hereof, current limits under the Company Insurance Policies are not exceeded, and (g) as of the date hereof, there are no material claims pending under any Company Insurance Policy that have been denied, rejected or disputed, in writing by an insurer under any Company Insurance Policy or as to which any such insurer has refused to cover all or a significant portion of such claims. Section 3.19(b) of the Company Disclosure Letter sets forth a true, correct and complete list as of the date hereof of each material Professional Liability (including Errors & Omissions, and Cyber Liability) claim paid by the Company or any of the Company Subsidiaries or its insurance carriers since January 1, 2018. To the knowledge of the Company, there are no threatened Professional Liability claims that would, individually or in the aggregate, be reasonably expected to be have a Company Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since January 1, 2018, the Company has not received any written notice of termination or cancellation with respect to any of the Insurance Policies held or maintained by the Company and the Company Subsidiaries.

Section 3.20 Opinion of Financial Advisor. On or prior to the date of this Agreement, the Company Board has received the opinion of Jefferies LLC to the effect that, as of the date of such opinion and based on and subject to the assumptions, limitations, qualifications and other matters set forth therein, the Merger Consideration to be received by holders of Company Common Stock (other than, to the extent applicable, Guarantor, Parent, Sub and their respective affiliates) pursuant to this Agreement, is fair, from a financial point of view, to such holders.

Section 3.21 Takeover Statutes. Assuming the accuracy of the representation contained in Section 4.12, (a) the Company Board has taken all necessary action such that the restrictions imposed on business combinations by Section 203 of the DGCL are inapplicable to this Agreement and (b) to the knowledge of the Company, no other “control share acquisition,” “fair price,” “moratorium,” “business combination”, “supermajority”, “affiliate transactions” or other anti-takeover Law (a “Takeover Statute”) is applicable to this Agreement or the Transactions. There is no stockholder rights plan, “poison pill” antitakeover plan or similar device in effect to which the Company is a party or otherwise bound.

Section 3.22 Vote Required. Assuming the accuracy of the representations and warranties contained in Section 4.12, the only vote of the holders of Shares required to adopt this Agreement or approve the Transactions is the adoption of this Agreement by the holders of a majority of the outstanding shares of Company Common Stock (the “Company Stockholder Approval”).

Section 3.23 Brokers. No broker, finder or investment banker other than Jefferies LLC is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based on arrangements made by or on behalf of the Company or any of the Company Subsidiaries.

Section 3.24 Government Contracts and Bids. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, since January 1, 2017, with respect to each Government Contract and each Government Bid: (a) all representations and certifications executed by the Company and any Company Subsidiary were current, accurate and complete as of their effective date, (b) there was no suspension, stop work order, cure notice, or show cause notice in effect, nor, to the knowledge of the Company, has any Governmental Entity threatened to issue a suspension, stop work order, cure notice, or show cause notice, (c) there are no audits or investigations completed or, to the knowledge of Company, underway by any Governmental Entity that are reasonably expected to result in a finding or recommendation that the Company or any Company Subsidiary make any payments to a Governmental Entity, (d) the Company and the Company Subsidiaries have complied with all such Contract provisions and applicable Laws related to interactions with persons representing or employed by a Governmental Entity, including provisions concerning conflicts of interest and gifts or gratuities and (e) neither the Company nor any Company Subsidiary has made any disclosures to any Governmental Entity with respect to any alleged irregularity, misstatement or omission.

Section 3.25 Affiliate Transactions. Since January 1, 2018, there have been no transactions, or series of related transactions, agreements, Contracts, arrangements or understandings, nor are there any currently proposed transactions, or series of related transactions, agreements, arrangements or understandings, in each case, between the Company or any of the Company Subsidiaries, on the one hand, and any director, officer or other affiliate of the Company or any of the Company Subsidiaries, or any entity in which any such person has a direct or indirect material interest, on the other hand, that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated under the Securities Act (except for amounts due as normal salaries and bonuses and in reimbursement of expenses in the ordinary course of business) (each, and “Affiliate Arrangement”) and have not been disclosed in the Company SEC Documents.

Section 3.26 Top Customers; Top Vendors.

(a) Section 3.26(a) of the Company Disclosure Letter sets forth a true, correct and complete list of the twenty (20) largest customers (each, a “Material Customer”) of the Company and the Company Subsidiaries, taken as a whole, based on aggregate gross billings invoiced such customers during the twelve (12) months ended March 31, 2019 showing the aggregate gross billings invoiced to each such Material Customer during each such period. Except as would not, individually or in the aggregate, be material to the Company and the Company Subsidiaries (taken as a whole), during the past twelve (12) months prior to the date hereof, neither the Company nor any of the Company Subsidiaries has been, or is currently, engaged in any material Legal Dispute with any Material Customer. Except as would not, individually or in the aggregate, be material to the Company and the Company Subsidiaries (taken as a whole), neither the Company nor any of the Company Subsidiaries has received any written notice from any Material Customer expressly stating any intention or threat to terminate or materially reduce purchases from the Company or any of the Company Subsidiaries.

(b) Section 3.26(b) of the Company Disclosure Letter sets forth a true, correct and complete list of the fifteen (15) largest vendors (each, a “Material Vendor”) of the Company and the Company Subsidiaries, taken as a whole, based on gross expenditures incurred by the Company and its Subsidiaries during the twelve (12) months ended March 31, 2019 showing aggregate gross expenditures invoiced by each such Material Vendor during each such period. Except as would not, individually or in the aggregate, be material to the Company and the Company Subsidiaries (taken as a whole), during the past twelve (12) months prior to the date hereof, neither the Company nor any of the Company Subsidiaries has been, or is currently, engaged in any material Legal Dispute with any Material Vendor. Except as would not, individually or in the aggregate, be material to the Company and the Company Subsidiaries (taken as a whole), neither the Company nor any of the Company Subsidiaries has received any written notice from any Material Vendor expressly stating any intention or threat to terminate or materially reduce its provision of goods or services to the Company or any of the Company Subsidiaries.

Section 3.27 Project Margin Losses. Section 3.27 of the Company Disclosure Letter sets forth a true, correct and complete list of each client with respect to which the Company and the Company Subsidiaries, taken as a whole, have experienced project margin losses in excess of $250,000 on projects, individually or in the aggregate, performed for such client for the twelve (12) months ended June 30, 2019, as recorded in the consolidated books and records of the Company and the Company Subsidiaries during such period.

Section 3.28 Acknowledgement of No Other Representations or Warranties. The Company acknowledges and agrees that, except for the representations and warranties contained in ARTICLE IV and in the Financing Commitments and the Guarantee, none of the Parent or Sub or any of their respective affiliates or representatives makes or has made any representation or warranty, either express or implied, concerning the Parent or Sub or the Transactions.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB

Except as disclosed in the separate disclosure letter that has been delivered by Parent and Sub to the Company prior to the execution of this Agreement, including the documents attached to or incorporated by reference in such disclosure letter (the “Parent Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Letter shall also be deemed to be disclosed with respect to any other section or subsection in this Agreement to which the relevance of such item is reasonably apparent on the face of such disclosure, exception or response that such disclosure, exception or response is applicable to such other section or subsection, whether or not such section or subsection references the Parent Disclosure Letter), Parent and Sub hereby represent and warrant to the Company:

Section 4.01 Organization. Each of Parent and Sub is a corporation or other legal entity duly incorporated or organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization. Each of Parent and Sub has requisite corporate or other legal entity, as the case may be, power and authority to carry on its business as it is now being conducted, except where any such failure to be so organized, existing, in good standing or have such power or authority, individually or in the aggregate, would not reasonably be expected to prevent or materially delay the ability of Parent or Sub to consummate the Transactions.

Section 4.02 Authority. Each of Parent and Sub has the requisite corporate or other legal entity power and authority to execute, deliver and perform this Agreement and to consummate the Transactions. The execution, delivery and performance of this Agreement by Parent and Sub and the consummation by them of the Transactions have been duly authorized by all necessary corporate or other legal entity action on the part of Parent and Sub, and no other corporate or other legal entity proceedings on the part of Parent or Sub are necessary to authorize the execution, delivery and performance by Parent and Sub of this Agreement or the consummation by Parent or Sub of the Transactions. This Agreement has been, and any other agreements or instruments to be delivered pursuant hereto by Parent or Sub will be, duly and validly executed and delivered by Parent and Sub and (assuming the due authorization, execution and delivery of this Agreement by the Company) this Agreement constitutes, and when executed and delivered such other agreements and instruments will constitute, the valid and legally binding obligation of Parent and Sub enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception. The board of directors of Parent has (a) adopted and declared advisable this Agreement and the Merger and the consummation by Parent of the Transactions, (b) approved the execution, delivery and performance of this Agreement and the consummation by Parent of the Transactions, including the Merger and (c) determined that this Agreement and the Transactions, including the Merger, are in the best interests of Parent and its stockholders, in each case, by resolutions duly adopted, which resolutions, subject to Section 4.03, have not been subsequently rescinded, withdrawn or modified in a manner adverse to the Company. The board of directors of Sub has (i) adopted and declared advisable this Agreement and the Merger and the consummation by Sub of the Transactions, (ii) approved the execution, delivery and performance of this Agreement and the consummation by Sub of the Transactions, including the Merger, (iii) determined that this Agreement and the Transactions, including the Merger, are in the best interests of Parent and Sub and (iv) recommended that Parent adopt this Agreement, in each case, by resolutions duly adopted, which resolutions, subject to Section 4.03, have not been subsequently rescinded, withdrawn or modified in a manner adverse to Sub. The affirmative vote of the holders of the capital stock of Parent, or any of them, is not necessary to approve this Agreement or consummate any of the Transactions.

Section 4.03 No Conflict; Required Filings and Consents.

(a) None of the execution, delivery or performance of this Agreement by Parent and Sub or the consummation by Parent and Sub of the Transactions will: (i) conflict with or violate any provision of the certificate of incorporation, bylaws or any equivalent organizational or governing documents of Parent or Sub; (ii) assuming that all consents, approvals and authorizations described in Section 4.03(b) have been obtained and all filings and notifications described in Section 4.03(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Parent or Sub or any of their respective properties or assets; or (iii) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a default under (with or without notice or lapse of time, or both), or result in termination or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than a Permitted Lien) upon any of the respective properties or assets of Parent or Sub pursuant to, any Contract to which Parent or Sub is a party (or by which any of their respective properties or assets is bound) or any Permit held by it or them, except, with respect to clauses (ii) and (iii), for (A) any such consents and approvals, the failure to obtain which would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of Parent or Sub to consummate the Transactions, and (B) any such conflicts, violations, breaches, losses, defaults, terminations, rights of termination, vesting, amendment, acceleration or cancellation or creation of Liens that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of Parent or Sub to consummate the Transactions.

(b) None of the execution, delivery or performance of this Agreement by Parent or Sub or the consummation by Parent or Sub or any of their respective affiliates of the Transactions will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing, declaration or registration with or notification to, any Governmental Entity, other than (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) the filing of a premerger notification and report form under the HSR Act and the receipt, termination or expiration, as applicable, of waivers, consents, approvals, waiting periods or agreements required under any Antitrust Laws, (iii) compliance with the applicable requirements of the Securities Act or the Exchange Act and (iv) requirements under applicable state securities Laws or “blue sky” Laws and the securities Laws of any foreign country, and (v) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to, any Governmental Entity would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of Parent or Sub to consummate the Transactions.

Section 4.04 Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or Sub or any of their respective affiliates expressly for inclusion or incorporation by reference in the Proxy Statement will, at the time the Proxy Statement is filed with the SEC, at any time the Proxy Statement is amended or supplemented, at the time the Proxy Statement is first mailed to the Company’s stockholders or at the time of the Company Stockholders Meeting, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by Parent or Sub with respect to such portions thereof that relate to the Company and to statements made or incorporated by reference in the Proxy Statement based on information supplied by the Company or any of their representatives specifically for inclusion (or incorporation by reference) in the Proxy Statement.

Section 4.05 Litigation. As of the date of this Agreement, there is no Proceeding to which Parent or any of its Subsidiaries is a party pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries that would reasonably be expected to prevent or materially delay the ability of Parent or Sub to consummate the Transactions. As of the date of this Agreement, none of Parent or any of its Subsidiaries is subject to any outstanding Order, writ, injunction, judgment or decree that, individually or in the aggregate, would reasonably be expected to prevent or materially delay the ability of Parent or Sub to consummate the Transactions.

Section 4.06 Capitalization and Operations of Sub. As of the date of this Agreement, the authorized share capital of Sub consists of 1,000 shares, par value $0.01 per share, of which 100 shares are validly issued and outstanding. All of the issued and outstanding share capital of Sub is, and at the Effective Time will be, owned by Parent. Sub was formed solely for the purpose of engaging in the Transactions, and it has not conducted any business prior to the date of this Agreement and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incidental to its formation and contemplated by this Agreement, the Financing or the Transactions.

Section 4.07 Financing.

(a) Parent has delivered to the Company true and complete copies of (i) the executed commitment letter, dated as of the date hereof (the “Equity Commitment Letter”), among the Parent, Sub and the other party thereto (the “Equity Financing Source”), pursuant to which the Equity Financing Source has committed, on the terms and subject only to the terms thereof, to invest the amounts set forth therein at the date and time at which the Closing is required to occur pursuant to Section 1.02 and to which the Company is an express third party beneficiary (the “Equity Financing”), and (ii) the executed commitment letter (together with the term sheet and any other annexes, exhibits, schedules and other attachments thereto), dated as of the date hereof (the “Debt Commitment Letter” and, together with the Equity Commitment Letter, the “Financing Commitments”) from Royal Bank of Canada, UBS AG, UBS Securities LLC, Macquarie Capital Funding LLC and Macquarie Capital (USA) Inc., pursuant to which the financial institutions and other lenders party thereto (the “Lenders” and, together with the Equity Financing Source, the “Financing Sources”) have committed, on the terms and subject only to the terms thereof, to lend the amounts set forth therein for purposes of funding the Transactions at the date and time at which the Closing is required to occur pursuant to Section 1.02 (the “Debt Financing” and, together with the Equity Financing, the “Financing”). Parent has also delivered to the Company true and complete copies of any fee letter (with only the fee amounts, pricing caps and flex provisions (none of which individually or in the aggregate would reduce the amount of the Debt Financing or adversely affect the availability of the Debt Financing or delay or prevent the Closing or make the funding of the Debt Financing less likely to occur) redacted) relating to the Debt Commitment Letter (any such fee letter, a “Fee Letter”) and any engagement letters or other agreements relating to the Debt Financing.

(b) Assuming the Financing is funded in accordance with the Financing Commitments, and the satisfaction of the conditions set forth in Section 6.02(a) and Section 6.02(b), the aggregate net proceeds from the Financing when funded in accordance with the Financing Commitments are sufficient to fund all of the amounts required to be provided by Parent or Sub for the consummation of the Transactions and are sufficient for the satisfaction when due of all of the obligations of Parent and Sub under this Agreement, including the payment of the Aggregate Merger Consideration and the amounts payable pursuant to

Section 2.03 and the payment of all costs and expenses of the Transactions (including any such costs and expenses payable by the Surviving Corporation and the Company Subsidiaries) which become due or payable by the Surviving Corporation or any Company Subsidiary in connection with, or as a result of, the Transactions and any repayment or refinancing of Indebtedness required in connection therewith or contemplated by any of the Financing Commitments (collectively, the “Financing Uses”).

(c) As of the date hereof, all of the Financing Commitments are in full force and effect and have not been withdrawn, terminated or rescinded (or contemplated to be withdrawn, terminated or rescinded) or otherwise amended, supplemented or modified (or contemplated to be amended, supplemented or modified) in any respect. As of the date hereof, each of the Financing Commitments, in the form delivered to the Company, is a legal, valid and binding obligation of Parent, Sub and, to the knowledge of Parent, the other parties thereto, enforceable against such parties in accordance with its terms, subject to the Bankruptcy and Equity Exception. To the knowledge of Parent, there is no fact or occurrence existing on the date hereof that would or would reasonably be expected to make any of the assumptions or any of the statements set forth in the Financing Commitments inaccurate or that would or would reasonably be expected to cause the Financing Commitments to be ineffective. There are no side letters or other Contracts or arrangements (except for any Fee Letters, engagement letters with respect Debt Financing and any other agreements, each of which have been delivered to the Company in accordance with the provisions of Section 4.07(a)) relating to the Financing Commitments. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent or Sub under any term, or a failure of any condition, of the Financing Commitments or otherwise result in any portion of the Financing contemplated thereby being unavailable at the date and time at which the Closing is required to occur pursuant to Section 1.02. Assuming the satisfaction of the conditions set forth in Section 6.02(a) and Section 6.02(b), neither Parent nor Sub has reason to believe that it, any Equity Financing Source or any Lender would be unable to satisfy on a timely basis any term or condition of the Financing Commitments required to be satisfied by it. Parent and Sub have fully paid any and all commitment fees or other fees required by the Financing Commitments to be paid on or before the date of this Agreement. There are no conditions precedent or other contingencies related to the funding or investing, as applicable, of the full amount of the Financing, other than as expressly set forth in the Financing Commitments (the “Disclosed Conditions”). No person has any right to impose, and none of Parent or any counterparty to any Financing Commitment has any obligation to accept, (i) any condition precedent to such funding or investing other than the Disclosed Conditions, (ii) any reduction to the aggregate amount available under the Financing Commitments on the Closing Date or (iii) any term or condition that would have the effect of reducing the aggregate amount available under the Financing Commitments on the Closing Date.

(d) Neither Parent nor Sub has, directly or indirectly, entered into an exclusivity, lock-up or other similar agreement, arrangement or binding understanding with any bank, investment bank or other potential provider of debt or equity financing that prohibits such provider from providing or seeking to provide any services or financing, including debt or equity financing, to any third party in connection with a transaction relating to the Company or the Company Subsidiaries (including in connection with the making of any Competing Proposal) in connection with the Transactions.

Section 4.08 Guarantee. Concurrently with the execution of this Agreement, Parent and Sub have caused the Guarantor to deliver the Guarantee, dated as of the date hereof, to the Company. The Guarantee is in full force and effect and has not been withdrawn or terminated or otherwise amended, supplemented or modified in any respect. The Guarantee is a legal and valid and binding obligation of the Guarantor, enforceable against the Guarantor in accordance with its terms, subject to the Bankruptcy and Equity Exception. No event has occurred which, with or without notice, lapse of time or both, could constitute a default or breach on the part of the Guarantor under such Guarantee.

Section 4.09 Solvency. Assuming that (a) the conditions to the obligation of Parent and Sub to consummate the Merger have been satisfied or waived and (b) the most recent financial statements included in a Quarterly Report on Form 10-Q or an Annual Report on Form 10-K filed by the Company with the SEC present fairly in all material respects the consolidated financial condition of the Company and its consolidated Subsidiaries as at the end of the periods covered thereby and the consolidated results of operations of the Company and its consolidated Subsidiaries for the periods covered thereby in accordance with GAAP, then at and immediately following the Effective Time and after giving effect to all of the Transactions, including the funding of the Equity Financing and the Financing Uses, Parent, the Surviving Corporation and the Subsidiaries of the Surviving Corporation, taken as a whole, will be Solvent.

Section 4.10 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based on arrangements made by or on behalf of Parent, Sub or any of their respective affiliates.

Section 4.11 Absence of Certain Arrangements. Other than this Agreement and as set forth on Section 4.11 of the Parent Disclosure Letter, as of the date of this Agreement, there are no Contracts or any commitments to enter into any Contract between Parent, Sub or any of their respective affiliates, on the one hand, and any director, officer, employee or stockholder of the Company, on the other hand, relating to the Transactions or the operations of the Surviving Corporation after the Effective Time. Neither Parent nor any of its affiliates has entered into any Contract or any commitments to enter into any Contract pursuant to which: (a) any stockholder of the Company would be entitled to receive consideration of a different amount or nature than the Merger Consideration or (b) any stockholder of the Company agrees to vote to adopt this Agreement or approve the Merger or agrees to vote against any Competing Proposal.

Section 4.12 Ownership of Company Common Stock. None of Parent, Sub or any of their “affiliates” or “associates” is, or at any time during the last three (3) years has been, an “interested stockholder” of the Company, in each case as defined in Section 203 of the DGCL. None of Parent, Sub or any of their affiliates beneficially owns (within the meaning of Section 13 of the Exchange Act and the rules and regulations promulgated thereunder) as of the date hereof, or will at any time prior to the Closing Date beneficially own, any shares of Company Common Stock or other securities convertible into, exchangeable for or exercisable for shares of Company Common Stock or any securities of any Company Subsidiary, or is a party as of the date hereof, or will at any time prior to the Closing Date become a party, to any Contract, arrangement or understanding (other than this Agreement) for the purpose of acquiring, holding, voting or disposing of any shares of Company Common Stock or other securities convertible into, exchangeable for or exercisable for shares of Company Common Stock or any securities of any Company Subsidiary.

Section 4.13 Acknowledgement of No Other Representations or Warranties. EACH OF PARENT AND SUB ACKNOWLEDGES THAT IT HAS CONDUCTED ITS OWN INDEPENDENT INVESTIGATION AND ANALYSIS OF THE BUSINESS, OPERATIONS, ASSETS, LIABILITIES, RESULTS OF OPERATIONS, CONDITION (FINANCIAL OR OTHERWISE) AND PROSPECTS OF THE COMPANY AND THE COMPANY SUBSIDIARIES AND THAT IT AND ITS REPRESENTATIVES HAVE RECEIVED ACCESS TO SUCH BOOKS AND RECORDS, FACILITIES, EQUIPMENT, CONTRACTS AND OTHER ASSETS OF THE COMPANY AND THE COMPANY SUBSIDIARIES TO REVIEW FOR SUCH PURPOSE AND THAT IT AND ITS REPRESENTATIVES HAVE HAD AN OPPORTUNITY TO MEET WITH THE MANAGEMENT OF THE COMPANY AND THE COMPANY SUBSIDIARIES AND TO DISCUSS THE BUSINESS, OPERATIONS, ASSETS, LIABILITIES, RESULTS OF OPERATIONS, CONDITION (FINANCIAL OR OTHERWISE) AND PROSPECTS OF THE COMPANY AND THE COMPANY SUBSIDIARIES. EACH OF PARENT AND SUB ACKNOWLEDGES AND AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE III, NONE OF THE COMPANY, THE COMPANY SUBSIDIARIES OR ANY OF THEIR RESPECTIVE AFFILIATES OR THE COMPANY REPRESENTATIVES MAKES OR HAS MADE ANY REPRESENTATION OR WARRANTY, EITHER EXPRESS OR IMPLIED, CONCERNING THE COMPANY OR THE COMPANY SUBSIDIARIES OR ANY OF THEIR RESPECTIVE BUSINESSES, OPERATIONS, ASSETS, LIABILITIES, RESULTS OF OPERATIONS, CONDITION (FINANCIAL OR OTHERWISE) OR PROSPECTS OR THE TRANSACTIONS. EACH OF PARENT AND SUB ACKNOWLEDGES AND AGREES THAT NO PERSON SHALL HAVE OR BE SUBJECT TO ANY LIABILITY TO PARENT OR ANY OTHER PERSON RESULTING FROM THE DISTRIBUTION TO PARENT, OR PARENT’S USE, OF ANY SUCH INFORMATION, INCLUDING ANY INFORMATION, DOCUMENTS OR MATERIAL MADE AVAILABLE TO PARENT IN ANY PHYSICAL OR ELECTRONIC “DATA ROOMS,” MANAGEMENT PRESENTATIONS OR IN ANY OTHER FORM IN EXPECTATION OF THE TRANSACTIONS. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, EACH OF PARENT AND SUB ACKNOWLEDGES AND AGREES THAT NEITHER THE COMPANY NOR ANY OTHER PERSON HAS MADE ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AS TO THE FINANCIAL PROJECTIONS, FORECASTS, COST ESTIMATES AND OTHER PREDICTIONS RELATING TO THE COMPANY AND THE COMPANY SUBSIDIARIES MADE AVAILABLE TO PARENT.

ARTICLE V

COVENANTS

Section 5.01 Conduct of Business by the Company Pending the Merger. The Company agrees that between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, except as set forth in Section 5.01 of the Company Disclosure Letter, as required by applicable Law, or as expressly required by any other provision of this Agreement, unless Parent otherwise agrees in writing (which agreement shall not be unreasonably withheld, delayed or conditioned), the Company will, and will cause each Company Subsidiary to, use commercially reasonable efforts to conduct its operations in all material respects in the ordinary course of business consistent with past practice. Without limiting the foregoing, except as set forth in Section 5.01 of the Company Disclosure Letter, as required by applicable Law, or as expressly permitted or required by any other provision of this Agreement, the Company shall not, and shall not permit any Company Subsidiary to, between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, do any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned):

(a) amend the Company Charter, the Company Bylaws or the organizational documents of any Company Subsidiary;

(b) issue or authorize the issuance of any equity securities in the Company or any Company Subsidiary, or securities convertible into, or exchangeable or exercisable for, any such equity securities, or any rights of any kind to acquire any such equity securities or such convertible or exchangeable securities, other than (i) the issuance of Shares upon the exercise of Company Options and the vesting of RSU Awards, in each case outstanding as of the date hereof, or the issuance of Shares pursuant to the terms of the Company Stock Purchase Plan, subject to Section 2.03(d), and (ii) the issuance of securities by a wholly owned Company Subsidiary to the Company or another wholly owned Company Subsidiary;

(c) adjust, split, combine, recapitalize or reclassify any capital stock or other equity interest of the Company or any Company Subsidiary;

(d) sell, pledge, dispose of, transfer, lease, license or encumber any material property or material assets of the Company or any Company Subsidiary, except (i) pursuant to existing Contracts, (ii) sales or dispositions made in connection with any transaction between or among the Company and any wholly owned Company Subsidiaries or between or among any wholly owned Company Subsidiaries; (iii) for properties or assets obsolete or worthless, or (iv) Permitted Liens;

(e) declare, set aside, make or pay any dividend or other distribution with respect to the capital stock of the Company or any Company Subsidiary, whether payable in cash, stock, property or a combination thereof, other than (i) the quarterly dividend declared by the Company on July 23, 2019 (or the equivalent in RSU Awards for eligible unvested RSUs) and (ii) as between the Company and any Company Subsidiary or between or among Company Subsidiaries (provided that if the Company Subsidiary is not wholly owned, any such dividends must be pro rata among each of the holders of voting securities of such Company Subsidiary);

(f) reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of its equity securities or any options, warrants, securities or other rights exercisable for or convertible into any such equity securities, other than (i) the payment of withholding Taxes by net exercise or by tendering of shares in connection with the exercise of any Company Options outstanding as of the date hereof permitted by the terms of such Company Options, (ii) Tax withholdings on the vesting or payment of RSU Awards outstanding as of the date hereof, or (iii) the acquisition by the Company of awards granted pursuant to the Company Stock Plans in connection with the forfeiture of such awards;

(g) merge or consolidate the Company or any Company Subsidiary with any person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company, other than the merger of one or more wholly owned U.S. Company Subsidiaries with or into one or more other wholly owned U.S. Company Subsidiaries or the Company;

(h) make or offer to make any acquisition of a business (including by merger, consolidation, acquisition of stock or assets, or otherwise);

(i) incur any Indebtedness in the aggregate in excess of $3,000,000 aggregate principal amount (provided that the Company and the Company Subsidiaries shall not incur any Indebtedness for borrowed money);

(j) make any loans to, advances or capital contributions to, or investments in, any other person (other than any wholly owned Company Subsidiary) other than (i) loans solely between the Company and a wholly owned Company Subsidiary or between wholly owned Company Subsidiaries, (ii) advances for travel and other out-of-pocket expenses to officers, directors or employees of the Company or any Company Subsidiary in the ordinary course of business, consistent with past practice or (iii) extended payment terms granted to customers or clients in the ordinary course of business;

(k) except to the extent required by Law or the terms of any Company Benefit Plan or collective bargaining agreement in effect as of the date hereof, or as specifically contemplated by Section 2.03 or Section 5.11: (i) increase the compensation or benefits payable or to become payable to any director, officer or employee, other than increases to compensation and benefits in the ordinary course of business below the position of employees with a title of Director (employees with a title of Director or more senior, each a “Managerial Employee”); (ii) hire or promote any person (or make an offer or promise to hire or promote) to a Managerial Employee position or terminate any Managerial Employee (other than promotions (but excluding any corresponding increases to compensation or benefits payable) for the September promotion cycle in the ordinary course of business consistent with past practice); (iii) grant any rights to severance or termination pay or other termination benefit, or enter into any employment (other than employment agreements that do not provide for severance in excess of amounts required by applicable Law) or severance agreement; (iv) subject to the other clauses in this Section 5.01(k), and except for amendments to Company Benefit Plans in the ordinary course of business, consistent with past practice, that do not result in an increase in cost to the Company or any Company Subsidiary, individually or in the aggregate, by $250,000, establish, terminate, adopt, enter into or amend any Company Benefit Plan (or any arrangement that, if in effect on the date hereof, would be a Company Benefit Plan); (v) take any action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Company Benefit Plan; or (vi) issue any loan to any current or former employee, officer, consultant, or non-employee director;

(l) make any material change in accounting policies or procedures, other than as required by GAAP, applicable Law or any Governmental Entity with competent jurisdiction;

(m) engage in any transaction with, or enter into any agreement, arrangement or understanding with any affiliate of the Company or other person covered by Item 404 of Regulation S-K promulgated under the Exchange Act that would reasonably be expected to have a Company Material Adverse Effect;

(n) other than in the ordinary course of business consistent with past practice and other than the settlement of Proceedings related to the Transactions (which settlement shall instead be governed by Section 5.14), (i) amend or modify in any material respect or terminate (excluding terminations upon expiration of the term thereof in accordance with the terms thereof) any Company Material Contract, waive, release or assign any material rights, claims or benefits under any Company Material Contract or take (or fail to take) any action that would reasonably be expected to cause or result in a material breach of, or material default under, any Company Material Contract or (ii) enter into any Contract that would have been a Company Material Contract had it been entered into prior to the date of this Agreement;

(o) make, or commit to make, any capital expenditures in excess of $5,000,000;

(p) (i) enter into any new material line of business, or (ii) open a new office of the Company or any of the Company Subsidiaries, in any country where neither the Company nor any Company Subsidiary has an office as of the date hereof;

(q) (i) settle any Proceeding before or threatened to be brought before a Governmental Entity, other than monetary settlements not in excess of $250,000 individually, or $1,000,000 in the aggregate (provided that such settlements do not involve any non-de minimis injunctive or equitable relief or impose non-de minimis restrictions on the business activities of the Company, the Company Subsidiaries, Parent or any of its Subsidiaries) or (ii) waive any material right with respect to any material claim held by the Company or any of the Company Subsidiaries, in respect of any Proceeding brought or threatened in writing to be brought before a Governmental Entity, in each case other than Proceedings related to the Transactions (which shall instead be governed by Section 5.14);

(r) terminate, cancel or make any material changes to the structure, limits or terms and conditions of any of the Company Insurance Policies, including allowing the policies to expire without renewing such policies or obtaining comparable replacement coverage, or fail to pay premiums or report known claims to its insurance carrier in a timely matter, in each case, except as would not be reasonably likely to be material to the Company and any Company Subsidiary, taken as a whole;

(s) (i) settle or compromise any material Tax claim or liability, or enter into any closing agreement affecting any material Tax liability or refund, (ii) waive or extend any statute of limitations in respect of material Taxes or period within which an assessment or reassessment of material Taxes may be issued, (iii) prepare or file any material amended Tax Return or claim for refund, (iv) file any request for a ruling in respect of any Tax matter, or (v) make or change any material Tax election; or

(t) authorize, agree to do, or enter into any Contract to do, any of the foregoing.

Nothing contained in this Agreement shall give Parent or Sub, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

Section 5.02 Agreements Concerning Parent and Sub.

(a) During the period from the date of this Agreement through the Effective Time, Sub shall not engage in any activity of any nature except for activities related to or in furtherance of the Transactions (including enforcement of its rights under this Agreement) and the Financing, or as provided in or as expressly contemplated by this Agreement.

(b) Parent shall cause the due, prompt and faithful payment, performance and discharge by Sub of, and the compliance by Sub with, all of the covenants, agreements, obligations and undertakings of Sub under this Agreement in accordance with the terms of this Agreement, and covenants and agrees to take all actions necessary or advisable to ensure such payment, performance and discharge by Sub hereunder. Parent shall, immediately following execution of this Agreement, adopt this Agreement in its capacity as sole stockholder of Sub in accordance with applicable Law and the certificate of incorporation and bylaws of Sub.

Section 5.03 No Solicitation; Change of Company Recommendation.

(a) Except as permitted by this Section 5.03, from and after the date hereof, until the earlier of the Effective Time and the termination of this Agreement, (i) the Company shall, and shall cause the Company Subsidiaries and its and their respective directors, officers and employees to (and shall use reasonable best efforts to cause the other Company Representatives to), (A) cease any solicitations, discussions or negotiations with any persons that may be ongoing with respect to any Competing Proposal, (B) terminate all access granted to any such person and its representatives to any physical or electronic dataroom, and (C) request that any such person and its representatives promptly return to the Company or destroy any non-public information concerning the Company or the Company Subsidiaries that was previously furnished or made available to such person or any of its representatives by or on behalf of the Company and (ii) the Company shall not, and shall cause the Company Subsidiaries and its and their respective directors, officers and employees not to (and shall use reasonable best efforts to cause the other Company Representatives not to), (A) initiate, solicit, knowingly encourage or knowingly facilitate any inquiries or the submission of proposal or offer that constitutes, or would reasonably be expected to lead to, any Competing Proposal, (B) furnish any non-public information regarding the Company or any Company Subsidiary to any third person in connection with or in response to, or in a manner that would reasonably be expected to lead to, a Competing Proposal, (C) enter into, participate in or continue to participate in any discussions or negotiations with any third person with respect to, or that would reasonably be expected to lead to, any Competing Proposal made by such third person, (D) approve, endorse, recommend or enter into, or publicly propose to approve, endorse, recommend or enter into, any Alternative Acquisition Agreement, or (E) agree, propose or resolve to take, or take, any of the actions prohibited by clauses (A) through (D) above.

(b) Notwithstanding anything to the contrary contained in this Agreement, if and only if, at any time following the execution and delivery of this Agreement and prior to the Company obtaining the Company Stockholder Approval, (i) the Company has received a written Competing Proposal from a person after the date of this Agreement that did not result from a breach of Section 5.03(a) (other than any breach that is immaterial and unintentional) and (ii) the Company Board (or any committee thereof) determines in good faith, (x) after consultation with the Company’s independent financial advisors and outside counsel, that such Competing Proposal constitutes or could reasonably be expected to lead to a Superior Proposal, and (y) after consultation with the Company’s outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with the Company Board’s fiduciary duties under applicable Law, then the Company, the Company Subsidiaries and the Company Representatives may (A) furnish information with respect to the Company and the Company Subsidiaries to the person making such Competing Proposal and its representatives (provided that such information has previously been made available to Parent or is provided to Parent promptly (and in any event within twenty-four (24) hours) following the time such information is made available to such person) and (B) participate in discussions or negotiations with the person making such Competing Proposal and its representatives in connection with such Competing Proposal; provided, however, that the Company will not, will not permit the Company Subsidiaries or the Company Representatives to, disclose any material non-public information regarding the Company to such person without the Company first entering into an Acceptable Confidentiality Agreement with such person if such person is not already party to a confidentiality agreement with the Company. The Company (1) will promptly (and in any event, within twenty-four (24) hours) advise Parent of the receipt of any Competing Proposal that constitutes or could reasonably be expected to lead to a Superior Proposal (including the identity of any person making such Competing Proposal) and (2) will thereafter keep Parent reasonably informed, on a reasonably current basis as to the status of such Competing Proposal.

(c) Except as set forth in Section 5.03(d) or Section 5.03(e), from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, neither the Company Board nor any committee thereof will (i) adopt, authorize, approve or recommend, or resolve to or publicly propose or announce its intention to, approve or recommend to the stockholders of the Company, any Competing Proposal, (ii) withhold, modify, qualify or amend, or publicly propose or announce its intention to withhold, modify, qualify or amend, in a manner adverse to Parent, the Company Recommendation or fail to include the Company Recommendation in the Proxy Statement, (iii) if (A) the Company has received a Competing Proposal that remains outstanding (and is not a tender offer or exchange offer addressed by clause (iv) of this sentence), and (B) such Competing Proposal has not been rejected by the Company, fail to reaffirm the Company Recommendation within five (5) Business Days after receipt of a written request from the Parent to do so; provided that Parent may only request one such reaffirmation with respect to any Competing Proposal (it being understood and agreed that, if and solely to the extent the Company determines in good faith, in consultation with its outside legal counsel, that the failure to do so would be reasonably likely to be inconsistent with applicable Law, the Company may, in connection with such reaffirmation, state that it is continuing to negotiate with the person that made such Competing Proposal, and such statement shall not be considered a Change of Company Recommendation), (iv) fail to recommend against any Competing Proposal that is a tender or exchange offer by a third party pursuant to Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act within ten (10)

Business Days after the commencement of such tender offer or exchange offer (it being understood and agreed that, if and solely to the extent the Company determines in good faith, in consultation with its outside legal counsel, that the failure to do so would be reasonably likely to be inconsistent with applicable Law, the Company may, in connection with such recommendation against, state that it is continuing to negotiate with the person that made such Competing Proposal, and such statement shall not be considered a Change of Company Recommendation) (any action set forth in the foregoing clause (i), (ii), (iii) or (iv), a “Change of Company Recommendation”) or (v) allow the Company or any of the Company Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement to effect any Competing Proposal, including an Alternative Acquisition Agreement (other than an Acceptable Confidentiality Agreement) or agreement requiring the Company to abandon, terminate or fail to consummate the Transactions.

(d) Notwithstanding anything to the contrary contained in this Agreement, at any time prior to receipt of the Company Stockholder Approval, the Company Board (or any committee thereof) may make a Change of Company Recommendation (and, if so desired by the Company Board (or any committee thereof), terminate this Agreement, in accordance with Section 7.01(d), in order to cause the Company to enter into a definitive agreement with respect to a Competing Proposal (an “Alternative Acquisition Agreement”)) if and only if:

(i) (A) a Competing Proposal (that did not result from a breach of Section 5.03(a) (other than any breach that is immaterial and unintentional)) is made to the Company by a third person and (B) the Company Board (or any committee thereof) determines in good faith, after consultation with the Company’s outside financial advisors and outside legal counsel, that such Competing Proposal constitutes a Superior Proposal;

(ii) the Company provides Parent three (3) Business Days’ prior written notice of the Company’s intention to make a Change of Company Recommendation (a “Notice of Change of Recommendation”), which notice shall include (A) the material terms and conditions of the Competing Proposal (including the consideration offered therein and the identity of the person or group making the Competing Proposal) and (B)(1) an unredacted copy of the Alternative Acquisition Agreement, (2) unredacted copies of all other agreements to be entered into between the Company and the person making such Superior Proposal in connection with such Superior Proposal and (3) any financing arrangements to finance the Competing Proposal if the Company Board (or any committee thereof) determined such financing arrangements were material to its decision that the Competing Proposal was superior to the Merger (it being understood and agreed that (I) such financing arrangements may be redacted to the same extent as contemplated by Section 4.07 and (II) neither (x) the delivery of such Notice of Change of Recommendation, in and of itself, nor (y) the announcement that the Company has provided such notice, if and solely to the extent the Company determines in good faith, in consultation with its outside legal counsel, that the failure to do so would be reasonably likely to be inconsistent with applicable Laws, shall constitute a Change of Company Recommendation);

(iii) if requested by Parent, the Company has negotiated, and directed any applicable Company Representatives to negotiate, with Parent in good faith during the three (3) Business Days following the date of such Notice of Change of Recommendation with respect to any changes to the terms of this Agreement proposed by Parent; and

(iv) taking into account any changes to the terms of this Agreement offered by Parent pursuant to clause (iii) above, the Company Board (or any committee thereof) has determined in good faith, (A) after consultation with the Company’s outside financial advisors and outside legal counsel, that such Competing Proposal would continue to constitute a Superior Proposal if such changes irrevocably offered in writing by Parent were to be given effect, and (B) after consultation with the Company’s outside legal counsel, that the failure to make a Change of Company Recommendation would be reasonably likely to be inconsistent with the Company Board’s fiduciary duties under applicable Law; provided, that any material amendment to the terms of such Competing Proposal (whether or not in response to any changes proposed by Parent pursuant to clause (iii) above; it being understood and agreed that any change in the type or amount of per share consideration or purchase price shall be considered material) shall require a new Notice of Change of Recommendation and an additional two (2)-Business Day period from the date of such notice during which the terms of clause (iii) above and this clause (iv) shall apply mutatis mutandis (other than the number of Business Days).

(e) Other than in connection with a Competing Proposal (which shall be subject to Section 5.03(d) and shall not be subject to this Section 5.03(e)), prior to the time the Company Stockholder Approval is obtained, nothing in this Agreement shall prohibit or restrict the Company Board (or any committee thereof) from effecting a Change of Company Recommendation and thereafter terminating this Agreement in response to the occurrence of a Company Intervening Event if the Company Board (or any committee thereof) determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to effect a Change of Company Recommendation would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law, if any only if:

(i) the Company has first given Parent three (3) Business Days’ advance notice of its intention to take such action (a “Notice of Company Intervening Event”), which shall set forth in reasonable detail information describing the Company Intervening Event (it being understood and agreed that neither (A) the delivery of such Notice of Company Intervening Event, in and of itself, nor (B) the announcement that the Company has provided such notice, if and solely to the extent the Company determines in good faith, in consultation with its outside legal counsel, that the failure to do so would be reasonably likely to be inconsistent with applicable Laws, shall constitute a Change of Company Recommendation);

(ii) if requested by Parent, the Company has first negotiated, and caused the Company and its Company Representatives to negotiate, during the three (3) Business Days following the date of the Notice of Company Intervening Event (the “Company Intervening Event Notice Period”), with Parent in good faith regarding any revisions to the terms of the Transactions proposed by Parent in response to such Company Intervening Event; and

(iii) following the end of the Company Intervening Event Notice Period, the Company Board (or any committee thereof) determines in good faith, after consultation with the Company’s outside legal counsel and after taking into account any changes to the terms of this Agreement offered by Parent in a binding irrevocable written offer to the Company pursuant to clause (ii) above, that a Company Intervening Event continues to exist and that the failure to make a Change of Company Recommendation would be reasonably likely to be inconsistent with the fiduciary duties of the Company Board under applicable Law.

(f) Nothing contained in this Section 5.03 or elsewhere in this Agreement shall prohibit the Company Board (or any committee thereof) from disclosing to the stockholders of the Company (i) a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) any other disclosure the Company Board (or a committee thereof) determines in good faith the failure to make would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law, and provided such disclosure does not constitute a Change of Company Recommendation if permitted by Section 5.03(d) or Section 5.03(e) (it being understood that any such action (other than a “stop, look and listen” statement pending disclosure of its position, as contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act) may constitute a Change of Company Recommendation if it otherwise satisfies the definition thereof). For the avoidance of doubt, the parties hereto agree that the issuance by the Company or the Company Board (or any committee thereof) of a “stop, look and listen” statement pending disclosure of its position, as contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, shall not constitute a Change of Company Recommendation.

Section 5.04 Preparation of the Proxy Statement; Company Stockholders Meeting.

(a) As promptly as practicable following the date of this Agreement, the Company shall prepare and file a preliminary Proxy Statement with the SEC. Subject to Section 5.03, the Proxy Statement shall include the Company Recommendation. Parent shall reasonably cooperate with the Company in the preparation of the Proxy Statement, and shall furnish all information concerning it, Sub, the Guarantor, any of their affiliates and any transaction any of them have or are contemplating entering into in connection with this Agreement that is necessary in connection with the preparation of the Proxy Statement, and provide such other assistance, as may be reasonably requested in the connection with the preparation, filing and distribution of the Proxy Statement. The parties shall use their respective reasonable best efforts to have the Proxy Statement cleared by the SEC as promptly as reasonably practicable after such filing. Prior to filing or mailing the Proxy Statement or any related documents (or in each case, any amendment or supplement thereto other than filings under the Exchange Act either not related to this Agreement or that relate to a Competing Proposal) or responding to any comments of the SEC with respect thereto, the Company shall provide Parent with a reasonable opportunity to review and comment on such document or response and shall consider in good faith any comments on such document or response reasonably proposed by Parent. The Company shall promptly notify Parent promptly of the receipt of any comments to the Proxy Statement from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or for additional information and will promptly supply Parent with copies of all correspondence between the Company and the SEC or its staff with respect to the Proxy Statement or the Transactions.

(b) If, at any time prior to the Company Stockholders Meeting, any information relating to the Company or Parent, Sub, the Guarantor, any of their respective affiliates or any transaction any of them have or are contemplating entering into in connection with this Agreement, is discovered by the Company or Parent that should be set forth in an amendment or supplement to the Proxy Statement so that such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall as promptly as practicable notify the other party. Following such notification, the Company shall file with the SEC an appropriate amendment or supplement describing such information as promptly as reasonably practicable after Parent has had a reasonable opportunity to review and comment thereon (and the Company has considered in good faith any comments on such document or response reasonably proposed by Parent), and to the extent the Company determines it is required by applicable Law, the Company shall disseminate such amendment or supplement to the stockholders of the Company.

(c) Subject to Section 5.03, the Company shall, as promptly as reasonably practicable after the Proxy Statement is cleared by the SEC for mailing to the Company’s stockholders, establish a record date for, duly call, give notice of, convene and hold a meeting of its stockholders (the “Company Stockholders Meeting”) for the purpose of seeking the Company Stockholder Approval. Without the prior written consent of Parent, the adoption of this Agreement shall be the only matter (other than matters of procedure and matters required by applicable Law to be voted on by the Company’s stockholders in connection with the adoption of this Agreement) that the Company shall propose to be acted on by the stockholders of the Company at the Company Stockholders Meeting. In no event shall the record date of the Company Stockholders Meeting be changed (i) without Parent’s prior written consent in the event such record date would result in the Company Stockholders Meeting being within ten (10) Business Days of the Outside Date or (ii) in all other circumstances, without prior consultation with Parent, in each case of clause (i) and (ii), unless required by applicable Law.

(d) Notwithstanding any provision of this Agreement to the contrary, the Company may, in its reasonable discretion, adjourn, recess or postpone the Company Stockholders Meeting and, subject to Section 5.04(c), may change the record date thereof, (i) to the extent necessary, in the judgment of the Company Board, to ensure that any required supplement or amendment to the Proxy Statement is provided to the stockholders of the Company within a reasonable amount of time in advance of the Company Stockholders Meeting, (ii) if as of the time for which the Company Stockholder Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholder Meeting or to the extent that at such time the Company has not received proxies sufficient to allow the receipt of the Company Stockholder Approval at the Company Stockholders Meeting or (iii) to the extent the Company determines in good faith that failure to do so would be reasonably likely to be inconsistent with the Company’s obligations under applicable Law. Subject to Section 5.03, the Company Board shall recommend that the Company’s stockholders adopt this Agreement (the “Company Recommendation”), and the

Company shall, unless there has been a Change of Company Recommendation or this Agreement has been terminated in accordance with its terms, use its reasonable best efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement. The Company shall reasonably cooperate with and keep Parent informed on a reasonably current basis regarding its solicitation efforts and voting results following dissemination of the definitive Proxy Statement.

(e) Notwithstanding any Change of Company Recommendation, the Company shall submit this Agreement to the holders of Shares for adoption at the Company Stockholders Meeting unless this Agreement is validly terminated in accordance with ARTICLE VII prior to the Company Stockholders Meeting.

Section 5.05 Access to Information. From the date of this Agreement to the Effective Time, the Company shall, and shall cause each Company Subsidiary to: (a) provide to Parent and Sub and their respective representatives reasonable access during normal business hours in such a manner as not to unreasonably interfere with the operation of any business conducted by the Company or any Company Subsidiary, upon prior written notice to the Company, to the officers, employees, properties, offices and other facilities of the Company and the Company Subsidiaries and to the books and records thereof; and (b) furnish promptly such information concerning the business, properties, Contracts, assets and liabilities of the Company and Company Subsidiaries as Parent or its representatives may reasonably request; provided, however, that the Company shall not be required to (or to cause any Company Subsidiary to) afford such access or furnish such information to the extent that doing so would, in the reasonable judgment of the Company: (i) result in the loss of attorney-client privilege; (ii) violate any confidentiality obligations of the Company or any Company Subsidiary to any third person or otherwise breach, contravene or violate any then effective Contract to which the Company or any Company Subsidiary is party; (iii) result in a competitor of the Company or any Company Subsidiary receiving information that is competitively sensitive; or (iv) breach, contravene or violate any applicable Law (including the HSR Act or any other Antitrust Law); provided that the Company shall use its reasonable best efforts to allow for such access or disclosure in a manner that does not result in a loss of attorney-client privilege, violate confidentiality obligations, reveal information to a competitor, or breach, contravene or violate such applicable Contract or Law. Parent shall, and shall cause each of its Subsidiaries and its and their respective representatives to, hold all information provided or furnished pursuant to this Section 5.05 confidential in accordance with the terms of the Confidentiality Agreement. During any visit to the business or property sites of the Company or any of the Company Subsidiaries, each of Parent and Sub shall, and shall cause their respective representatives accessing such properties to, comply, in all material respects, with all applicable Laws and all of the Company’s and the Company Subsidiaries’ safety and security procedures. Notwithstanding anything to the contrary contained in this Section 5.05, from the date of this Agreement to the Effective Time, none of Parent, Sub or any of their respective affiliates shall conduct, without the prior written consent of the Company (such consent not to be unreasonably withheld), any environmental investigation at any real property owned or leased by the Company, and in no event may any environmental investigation include any sampling or other intrusive investigation of air, surface water, groundwater, soil or anything else at or in connection with any of such real property. For the avoidance of doubt, Section 5.07 (and not this Section 5.05) governs access rights in respect of the Financing.

Section 5.06 Appropriate Action; Consents; Filings.

(a) Parent shall (and shall cause Sub, the Guarantor and each of its and their applicable affiliates to) and, subject to Section 5.03, the Company shall (and shall cause its Subsidiaries to), use its respective reasonable best efforts to consummate the Transactions and to cause the conditions set forth in ARTICLE VI to be satisfied. Without limiting the generality of the foregoing, Parent shall (and shall cause Sub and each of their applicable affiliates to) use its reasonable best efforts to and, subject to Section 5.03, the Company shall (and shall cause each of the Company Subsidiaries to) use its reasonable best efforts to: (i) promptly obtain all actions or nonactions, consents, Permits (including Environmental Permits), waivers, approvals, authorizations and orders from Governmental Entities or other persons necessary or advisable in connection with the consummation of the Transactions, (ii) as promptly as practicable, and in any event within ten (10) Business Days after the date of this Agreement (solely with respect to the HSR Act), make and not withdraw (without the Company’s consent) all registrations and filings with any Governmental Entity or other persons necessary or advisable in connection with the consummation of the Transactions, including the filings required of the parties hereto or their “ultimate parent entities” or “ultimate controlling persons” under the HSR Act or any other Antitrust Law, and promptly make any further filings pursuant thereto that may be necessary or advisable, (iii) contest and defend all lawsuits or other legal, regulatory, administrative or other Proceedings to which it or any of its affiliates is a party challenging or affecting this Agreement or the consummation of the Transactions, in each case until the issuance of a final, non-appealable Order with respect to each such Proceeding, (iv) seek to have lifted or rescinded any injunction or restraining order which may adversely affect the ability of the parties hereto to consummate the Transactions, in each case until the issuance of a final, non-appealable Order with respect thereto, (v) seek to resolve any objection or assertion by any Governmental Entity challenging this Agreement or the Transactions, and (vi) execute and deliver any additional instruments necessary or advisable to consummate the Transactions. The Company and the Company Subsidiaries shall not be required to make any concessions under this Section 5.06 that are not conditioned upon the Closing.

(b) In furtherance of the obligations set forth in Section 5.06(a) and notwithstanding any limitations therein or elsewhere in this Agreement, (i) Parent shall promptly take (and shall cause Sub, the Guarantor and each of its and their applicable affiliates to take) any and all actions necessary or advisable in order to avoid or eliminate each and every impediment to the consummation of the Transactions and obtain all approvals and consents, including approvals and consents under any Antitrust Laws that may be required by any foreign or U.S. federal, state or local Governmental Entity, in each case with competent jurisdiction, so as to enable the parties to consummate the Transactions as promptly as practicable, including operational restrictions or limitations on, and committing to or effecting, by consent decree, hold separate orders, trust or otherwise, the sale, license, disposition or holding separate of, such assets or businesses of Parent, Sub, the Company, the Surviving Corporation or any of their respective affiliates (and the entry into agreements with, and submission to decrees, judgments, injunctions or orders of the relevant Governmental Entity) as may be required or advisable to obtain such approvals or consents of such Governmental Entities or to avoid the entry of, or to effect the dissolution of or vacate or lift, any Orders that would otherwise have the effect of preventing or materially delaying the consummation of the Transactions and (ii) the Company may make, subject to the condition that the Transactions actually occur, any undertakings (including undertakings to accept operational restrictions or limitations or to make sales or other dispositions, provided that such restrictions, limitations, sales or other dispositions are conditioned upon the consummation of the Transactions) as are required to obtain such approvals or consents of such Governmental Entities or to avoid the entry of, or to effect the dissolution of or vacate or lift, any decrees, judgments, injunctions or orders that would otherwise have the effect of preventing or materially delaying the consummation of the Transactions. Neither Parent nor Sub, directly or indirectly, through one or more of their respective affiliates or otherwise, shall take any action, including acquiring or making any investment in any person or any division or assets thereof, that would reasonably be expected to prevent or cause a material delay in the satisfaction of the conditions contained in ARTICLE VI or the consummation of the Merger.

(c) Without limiting the generality of anything contained in this Section 5.06, each party hereto shall: (i) give the other parties hereto prompt notice of the making or commencement of any request, inquiry, investigation, or Proceeding by or before any Governmental Entity with respect to the Transactions; (ii) keep the other parties informed as to the status of any such request, inquiry, investigation, or Proceeding; and (iii) promptly inform the other parties of any communication to or from the FTC, the Antitrust Division or any other Governmental Entity regarding the Merger. Each party hereto will consult and cooperate with the other parties and will consider in good faith the views and comments of the other parties in connection with any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted to any Governmental Entity in connection with the Transactions. In addition, except as may be prohibited by any Governmental Entity or by any Law, in connection with any such request, inquiry, investigation, action or Proceeding, each party hereto will permit authorized representatives of the other parties to be present at each meeting or conference relating to such request, inquiry, investigation, action or Proceeding and to have access to and be consulted in connection with, and to the extent practicable, provided the opportunity to review and provide comments to in advance (and the other party shall reasonably consider in good faith the inclusion therein of any such comments timely provided), any document, opinion or proposal made or submitted to any Governmental Entity in connection with such request, inquiry, investigation or Proceeding. Notwithstanding anything to the contrary in this Section 5.06, no party hereto shall be in violation of this Agreement by virtue of providing information that is competitively sensitive to one another on an “outside counsel only” or other basis designed to ensure compliance with applicable Law (including the HSR Act or any other Antitrust Law).

(d) This Section 5.06 does not govern the obligations of Parent and Sub to obtain the Financing (which are instead governed by Section 5.07).

Section 5.07 Financing.

(a) Parent and Sub shall use their reasonable best efforts and do all things necessary or advisable to arrange and obtain the Financing as soon as reasonably practicable and, in any event, not later than the date and time the Closing is required to be effected in accordance with Section 1.02, on the terms and conditions (including, to the extent applicable, the “flex” provisions) described in the Financing Commitments (for purposes of this Section 5.07, the Financing Commitments and the Debt Commitment Letter shall include any Fee Letter), including using reasonable best efforts to (i) enter into definitive agreements with respect to the Financing Commitments on the terms and conditions (as such terms may be modified or adjusted in accordance with the terms of, and within the limits of the flex provisions contained in any Fee Letter) contemplated by the Debt Commitment Letter (the “Definitive Debt Financing Agreements”), (ii) satisfy on a timely basis all terms, conditions and covenants, including with respect to the payment of any commitment, engagement or placement fees, applicable to Parent or Sub in the Financing Commitments and the Definitive Debt Financing Agreements, (iii) consummate and cause the Financing Sources to consummate the Financing at or prior to Closing, (iv) enforce their rights under the Financing Commitments and the Definitive Debt Financing Agreements, including by affirmatively bringing lawsuits or other proceedings and (v) cause the Marketing Period to expire as promptly as possible. Parent and Sub shall not agree to any amendments or modifications to, or grant any waivers of, any condition or other provision under the Financing Commitments or the definitive agreements relating to the Financing without the prior written consent of the Company (including any amendment of the Financing Commitments or the definitive agreements relating to the Financing to add lenders, lead arrangers, bookrunners, syndication agents or any person with similar roles or titles who had not executed the Debt Commitment Letter as of the date hereof). Parent and Sub shall use their reasonable best efforts to maintain in effect the Financing Commitments (including any Definitive Debt Financing Agreements) until the Transactions are consummated. Neither Parent nor Sub shall release or consent to the termination of the obligations of the Lenders under the Debt Commitment Letter or the Definitive Debt Financing Agreements.

(b) Notwithstanding anything to the contrary contained in this Agreement, in no event shall Parent or any of its affiliates (which for purposes of this Agreement shall be deemed to include each direct or indirect investor or potential investor in Parent, or any of the Guarantor’s, Parent’s or any such investor’s financing sources or potential financing sources or other representatives acting at the direction of or on behalf of Parent, the Guarantor or such investor) engage any bank, investment bank or other potential provider of debt or equity financing on an exclusive basis or otherwise on terms that prohibit or are designed to prevent such provider from providing or seeking to provide such services or financing to any person in connection with a transaction relating to the Company or the Company Subsidiaries in connection with the Transactions (including in connection with the making of any Competing Proposal).

(c) Parent and Sub shall not, without the prior written consent of the Company, prior to or in connection with the Closing, permit or arrange any debt financing to which the Company or any Company Subsidiary will be a party or by which any of their respective assets shall be subject or bound, other than the Debt Financing. If any portion of the Debt Financing becomes unavailable on the terms and conditions (including any “flex” provisions) contemplated in the Debt Commitment Letter, Parent and Sub shall use their reasonable best efforts to, as promptly as practicable following the occurrence of such event but no later than the fifth (5th) Business Day immediately preceding the Outside Date, arrange and obtain from alternative sources of financing an amount sufficient to satisfy the Financing Uses, on terms and conditions (including any “flex” provisions) that are at least as favorable to the Company in the aggregate as those contained in the Debt Commitment Letter, which shall not expand upon the conditions precedent or contingencies to the funding on the Closing Date of the Financing as set forth in the Financing Commitments in effect on the date hereof or otherwise adversely affect the ability or likelihood of Parent and Sub to timely consummate the Transactions. The new debt commitment letter and fee letter entered into in connection with such alternative financing are referred to, respectively, as a “New Debt Commitment Letter” and a “New Fee Letter.” In the event Parent or Sub enter into any such New Debt Commitment Letter, (i) Parent and Sub shall promptly provide the Company with true, correct and complete copies thereof, (ii) any reference in this Agreement to the “Debt Financing” shall mean the debt financing contemplated by the Debt Commitment Letter as modified pursuant to clause (iii) below, and (iii) any reference in this Agreement to the “Debt Commitment Letter” (and any definition incorporating the term “Debt Commitment Letter,” including the definition of Definitive Debt Financing Agreements) shall be deemed to include the Debt Commitment Letter and any Fee Letter to the extent not superseded by a New Debt Commitment Letter or New Fee Letter, as the case may be, at the time in question and any New Debt Commitment Letter or New Fee Letter to the extent then in effect.

(d) Parent and Sub shall, and shall cause their representatives to, keep the Company informed as promptly as practicable in reasonable detail of the status of their efforts to arrange the Financing and substantially concurrently provide copies of all documents provided to or from the Lenders or otherwise related to the Financing to the Company (including any drafts of the Definitive Debt Financing Agreements). Without limiting the generality of the foregoing, Parent shall (i) furnish the Company complete, correct and executed copies of any amendments to the Financing Commitments promptly upon their execution and (ii) give the Company prompt written notice (A) of any default or breach (or any event that, with or without notice, lapse of time or both, would (or could reasonably be expected to) give rise to any default or breach) by any party under any of the Financing Commitments or the definitive agreements relating to the Financing of which Parent or Sub becomes aware, (B) of any termination of either of the Financing Commitments, (C) of the receipt of any written notice or other communication from any person with respect to any (1) actual or potential default, breach, termination or repudiation of any Financing Commitment, any definitive agreement relating to the Financing or any provision of the Financing Commitments or the definitive agreements relating to the Financing, in each case by any party thereto, or (2) material dispute or disagreement between or among any parties to any Financing Commitment or the definitive agreements relating to the Financing, and (D) if for any reason Parent or Sub believe in good faith that they will not be able to obtain all or any portion of the Financing on the terms, in the manner or from the sources contemplated by the Financing Commitments or the definitive agreements relating to the Financing, as the case may be.

(e) Prior to the Closing, at Parent’s sole expense, the Company shall, and shall cause the Company Subsidiaries and instruct the Company Representatives to, in each case, use their commercially reasonable efforts to provide to Parent and Sub all customary cooperation reasonably requested by Parent that is necessary in connection with the Debt Financing, including commercially reasonable efforts to (i) cause management of the Company to participate in a reasonable number of meetings, presentations, sessions with rating agencies and due diligence sessions, in each case, with appropriate seniority and expertise, (ii) provide reasonable and customary assistance with the preparation of materials for rating agency presentations and bank information memoranda and provide reasonable cooperation with the due diligence efforts of the Debt Financing Sources to the extent reasonable and customary (and, to the extent applicable, subject to the limitations contained in Section 5.05), (iii) to the extent timely requested by Parent and required under the Debt Commitment Letter, to (A) obtain documents reasonably requested by Parent or its Debt Financing Sources relating to the repayment of the existing indebtedness of the Company and the Company Subsidiaries and the release of related Liens, including customary payoff letters and (B) provide, at least three (3) Business Days prior to Closing, all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, relating to the Company or any of the Company Subsidiaries and a beneficial ownership certificate for any entity that qualifies as a “legal entity customer” under the Beneficial Ownership Regulation (31 C.F.R § 1010.230), in each case to the extend requested by Parent at least ten (10) Business Days prior to the Closing Date, (iv) furnish Parent and Sub and the Financing Sources such financial and other pertinent information regarding the Company or any of the Company Subsidiaries as may be reasonably requested by Parent, its advisors or the Financing Sources, including with the Required Information (it being understood that Parent shall be solely responsible for the preparation of pro forma financial statements or other information regarding any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other post-Closing pro forma adjustments necessary or desired to be incorporated into any information used in connection with the Financing) and customary authorization letters, customary Rule 10b-5 representations and confirmations (including with respect to presence or absence of material non-public information and accuracy of the information contained therein) for inclusion in any information materials that authorize the distribution of Required Information (v) cooperate to facilitate the pledging of, granting of security interests in and obtaining perfection of any Liens on, collateral in connection with the Debt Financing and (vi) assisting with Parent’s execution of definitive financing documentation and the schedules and exhibits thereto (including loan agreements, guarantees, collateral agreements, customary officer’s certificates and corporate resolutions, as applicable); provided, however, that notwithstanding anything in this Section 5.07 or elsewhere in this Agreement to the contrary, (1) in no event shall the “commercially reasonable efforts” of the Company, any Company Subsidiaries or Company Representatives be deemed or construed to require such persons to, and such persons shall not be required to, provide such cooperation to the extent it would (A) interfere unreasonably with the business or operations of the Company or any of the Company Subsidiaries or (B) require the Company or any Company Subsidiaries to take any action that would reasonably be expected to (x) conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, the Company Charter or Company Bylaws or other comparable organizational documents of the Company Subsidiaries, any applicable Laws or any Contract, (y) cause any condition to Closing set forth in this Agreement to fail to be satisfied or otherwise cause any breach of this Agreement that would provide Parent or Sub the right to terminate this Agreement or (z) result in any employee, officer or director of such person incurring any personal liability (as opposed to any liability in his or her capacity as an officer of such person) with respect to any matters related to the Financing, (2) neither the Company nor any Company Subsidiary shall be required to commit to take any action that is not contingent upon the Closing or that would be effective at or prior to the Effective Time, (3) neither the Company Board nor any of the Company Subsidiaries’ boards of directors (or equivalent bodies) shall be required to approve or adopt any Financing or agreements related thereto (or any alternative financing) (other than the customary authorization letters described in clause (iv) above), (4) neither the Company nor any of the Company Subsidiaries or any of their respective representatives shall be required to execute or deliver any agreements, certificates, instruments or legal opinions in connection with any Financing (or any alternative financing) other than the customary authorization letters described in clause (iv)

above, (5) in no event shall the Company be in breach of this Agreement because of the failure of any financial or other information to be delivered that is not currently readily available to the Company on the date hereof or is not otherwise prepared in the ordinary course of business of the Company at the time requested by Parent, Sub or any Financing Source, (6) neither the Company nor any of the Company Subsidiaries shall be responsible for any pro forma financial statements required to be provided in accordance with the Debt Commitment Letter, (7) neither the Company nor any Company Subsidiaries shall be required to pay any commitment or other similar fee or make any other payment (other than for reasonable out-of-pocket costs or expenses that are reimbursed by Parent as provided below in this Section 5.07(e)) or incur any other liability or provide or agree to provide any indemnity in connection with the Financing or any of the foregoing prior to the Effective Time and (8) nothing contained in this Section 5.07(e) or otherwise shall require the Company or any Company Subsidiary to be an issuer or other obligor with respect to the Debt Financing prior to the Effective Time. The Company hereby consents to the use of its and the Company Subsidiaries’ logos in connection with the Debt Financing so long as such logos are used solely in a manner that is not intended or reasonably likely to harm, disparage or otherwise adversely affect the Company or any of the Company Subsidiaries or the reputation or goodwill of the Company or any of the Company Subsidiaries. Notwithstanding anything to the contrary, the Company shall not be deemed to have breached this Section 5.07(e) as it relates to the condition set forth in Section 6.02(b) unless the Financing (or any alternative financing) has not been obtained solely as a result of the Company’s or any of the Company Subsidiaries’ Intentional Breach of their obligations under this Section 5.07(e). Parent shall, promptly upon request by the Company, reimburse the Company for all documented and reasonable out-of-pocket costs and expenses incurred by the Company or any of the Company Subsidiaries in connection with such cooperation. Parent shall indemnify and hold harmless the Company, the Company Subsidiaries and the Company Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the Financing (including any action taken in accordance with this Section 5.07(e)) and any information utilized in connection therewith (other than historical information provided in writing by the Company or the Company Subsidiaries specifically for use in connection therewith).

(f) Each of Parent and Sub acknowledges and agrees that neither the obtaining of the Financing or any alternative financing is a condition to the Closing, and reaffirms its obligation to consummate the Transactions irrespective and independently of the availability of the Financing or any alternative financing, subject to the applicable conditions set forth in Section 6.01 and Section 6.02.

Section 5.08 Public Announcements. The initial press release issued by Parent and the Company concerning this Agreement and the Transactions shall be a joint press release, the contents of which have received prior approval from both such parties, and thereafter Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statements with respect to the Transactions and shall not issue any such press release or make any such public statement prior to such consultation; provided, that the restrictions set forth in this Section 5.08 shall not apply to any press release, public statement or other announcement issued or made, or proposed to be issued or made, by the Company (a) in connection with a Competing Proposal or Change of Company Recommendation, subject to Section 5.03, (b) after prior consultation with the other parties hereto, to the extent practicable under the circumstances, as may be required by applicable Law, the fiduciary duties of the Company Board or by obligations pursuant to any listing agreement with any national securities exchange or (c) that is consistent in all material respects with previous press releases, public disclosures or public statements made by a party hereto in accordance with this Section 5.08, in each case under this clause (c) to the extent such disclosure is still accurate. Nothing in this Section 5.08 shall, but subject to the Confidentiality Agreement, prevent any affiliate of Parent that is a private equity or similar investment fund, or any manager or general partner of any such fund, from reporting or disclosing with respect to fundraising, marketing, informational or reporting activities, on a confidential basis, to its partners, investors, potential investors or similar parties, general information regarding this Agreement and the Transactions, in each case subject to customary obligations of confidentiality with respect to non-public information such as transaction value or other specific economic terms. For the avoidance of doubt, any public filings providing notice to or seeking approval from any Governmental Entity made pursuant to Section 5.06 shall be governed by Section 5.06 and not this Section 5.08.

Section 5.09 Directors & Officers Indemnification and Insurance.

(a) Indemnification. From and after the Effective Time, Parent shall cause the Surviving Corporation to, to the fullest extent permitted by applicable Law, indemnify, defend and hold harmless each current or former director, officer or employee of the Company or any of the Company Subsidiaries, each fiduciary under benefit plans of the Company or any of the Company Subsidiaries and each such person who performed services at the request of the Company or any of the Company Subsidiaries (each an “Indemnified Party” and collectively, the “Indemnified Parties”) against (i) all losses, expenses (including reasonable attorneys’ fees and expenses), judgments, fines, claims, damages or liabilities or, subject to the proviso of the next succeeding sentence, amounts paid in settlement, arising out of actions or omissions occurring at or prior to the Effective Time (and whether asserted or claimed prior to, at or after the Effective Time) to the extent that they are based on or arise out of the fact that such person is or was a director, officer, employee or fiduciary under benefit plans or performed services at the request of the Company or any Company Subsidiary (the “Indemnified Liabilities”), and (ii) all Indemnified Liabilities to the extent they are based on or arise out of or pertain to the Transactions, whether asserted or claimed prior to, at or after the Effective Time, and including any expenses incurred in enforcing such person’s rights under this Section 5.09. In the event of any such Indemnified Liability (whether or not asserted before the Effective Time), the Surviving Corporation shall pay the reasonable fees and expenses of counsel selected by the Indemnified Parties promptly after statements therefor are received and otherwise advance to such Indemnified Party upon request, reimbursement of documented expenses reasonably incurred (provided that the person to whom expenses are advanced provides an undertaking to repay such advance if it is determined by a final and non-appealable judgment of a court of competent jurisdiction that such person is not legally entitled to indemnification under Law).

(b) Insurance. The Company shall be permitted to, prior to the Effective Time, and if the Company fails to do so, Parent shall cause the Surviving Corporation to, obtain and fully pay the premium for an insurance and indemnification policy that provides coverage for a period of six (6) years from and after the Effective Time for events occurring prior to the Effective Time (the “D&O Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate to the intended beneficiaries thereof than the Company’s existing directors’ and officers’ liability insurance policy. If the Company and the Surviving Corporation for any reason fail to obtain such “tail” insurance policy as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for a period of at least six (6) years from and after the Effective Time the D&O Insurance in place as of the date of this Agreement with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date of this Agreement, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, purchase comparable D&O Insurance for such six (6) year period with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date of this Agreement.

(c) Successors. In the event the Surviving Corporation, Parent or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then and in either such case, Parent shall, and shall cause the Surviving Corporation to, require such successors, assigns or transferees of the Surviving Corporation or Parent to assume the obligations set forth in this Section 5.09.

(d) Continuation. For not less than six (6) years from and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, ensure that the amended and restated certificate of incorporation and the bylaws of the Surviving Corporation and the certificate of incorporation and bylaws (or other similar documents) of each Company Subsidiary shall contain provisions no less favorable with respect to exculpation, indemnification and advancement of expenses for periods at or prior to the Effective Time than are currently set forth in the Company Charter, the Company Bylaws or the equivalent organizational documents of any Company Subsidiary. The contractual indemnification rights, if any, in existence on the date of this Agreement with any of the directors, officers or employees of the Company or any Company Subsidiary shall be assumed by the Surviving Corporation, without any further action, and shall continue in full force and effect in accordance with their terms following the Effective Time.

(e) Benefit. The provisions of this Section 5.09 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, each Indemnified Party’s heirs, executors or administrators and each Indemnified Party’s representatives, shall be binding on all successors and assigns of Parent, the Company and the Surviving Corporation and shall not be amended in a manner that is adverse to any Indemnified Parties (including their successors, assigns and heirs) without the consent of the Indemnified Party (including the successors, assigns and heirs) affected thereby.

(f) Non-Exclusivity. The provisions of this Section 5.09 are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by Contract or otherwise. Nothing in this Agreement, including this Section 5.09, is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company, any of the Company Subsidiaries or the Indemnified Parties, it being understood and agreed that the indemnification provided for in this Section 5.09 is not prior to, or in substitution for, any such claims under any such policies.

Section 5.10 Takeover Statutes. The parties hereto shall use all reasonable efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to restrict or prohibit the Merger or the other Transactions and (b) if any Takeover Statute is or becomes applicable to restrict or prohibit any of the foregoing, to take all action reasonably necessary so that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize (to the greatest extent practicable) the effects of such Takeover Statute on such Transactions.

Section 5.11 Employee Matters.

(a) For a period beginning on the Closing Date and ending on the later of (i) December 31, 2020 and (ii) twelve (12) months following the Closing Date (the “Continuation Period”), Parent shall, or shall cause its Subsidiaries (including the Surviving Corporation) to, provide each individual who is an employee of the Company or a Company Subsidiary immediately prior to the Effective Time (each, a “Company Employee”) with (A) a base salary or base wage rate, as applicable, that is no less than the base salary or base wage rate as in effect immediately prior to the Closing, (B) annual cash incentive compensation opportunities that are substantially comparable to the annual cash incentive compensation opportunities as in effect immediately prior to the Closing, (C) severance payments and benefits that are substantially comparable to the severance payments and benefits provided under the Company Benefits Plans immediately prior to the Closing, and (D) employee benefits that, in the aggregate, are substantially comparable to the employee benefits (other than severance, equity and equity based compensation and other incentive compensation opportunities) provided immediately prior to the Closing. Notwithstanding any provision herein to the contrary, neither Parent nor any of its Subsidiaries (including the Surviving Corporation) shall be obligated to continue to employ any Company Employee for any specific period of time following the Closing Date, subject to applicable Law.

(b) Without limiting the generality of Section 5.11(a), Parent shall, or shall cause its Subsidiaries, including the Surviving Corporation, to, assume, honor and continue all of the Company Benefit Plans, in each case, in accordance with their terms as in effect immediately prior to the Effective Time, including with respect to any payments, benefits or rights arising as a result of the Transactions (either alone or in combination with any other event).

(c) To the extent that service is relevant for any purpose including eligibility, benefit accrual and vesting (including, in order to calculate the amount of any paid time off and leave balance (including vacation and sick days), gratuities, severance and similar benefits (except, unless required by applicable Law, not for purposes of defined benefit pension benefit accruals)) under any employee benefit plan, program or arrangement established or maintained by Parent or any of its Subsidiaries (including the Surviving Corporation) for the benefit of the Company Employees (the “Parent Plans”) following the Closing Date, such Parent Plan shall credit such Company Employees for service earned on and prior to the Closing Date with the Company and the Company Subsidiaries and any of their predecessors (in addition to service earned with Parent or any of Parent’s affiliates (including the Surviving Corporation) after the Closing Date) to the same extent such service was recognized under the terms of any analogous Company Benefit Plan in effect immediately prior to the Effective Time or, to the extent such Parent Plan does not replace an analogous Company Benefit Plan, to the same extent that an employee’s service with Parent and any of its affiliates (including the Company and the Company subsidiaries) is recognized by the applicable Parent Plan; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits.

(d) Following the Closing Date, Parent shall, or shall cause its Subsidiary (including the Surviving Corporation) to, waive any waiting periods and actively at work or evidence of insurability requirements and any limitations on eligibility, enrollment and benefits relating to any preexisting medical conditions of Company Employees and their eligible dependents. Parent shall, or shall cause its Subsidiaries (including the Surviving Corporation) to, maintain or establish, benefit plans that provide for health and welfare benefits and in which the Company Employees shall be eligible to participate as of the Closing Date, subject to satisfaction of eligibility provisions and after taking into account Section 5.11(c). Following the Closing Date, Parent shall recognize, and shall cause its Subsidiaries (including the Surviving Corporation) to also recognize, for purposes of annual deductible and out of pocket limits under its Parent Plans providing health benefits, any deductible, coinsurance, copayments and out of pocket expenses paid by such Company Employees and their respective dependents under Company Benefit Plans in the calendar year in which the Closing Date occurs to the extent such Company Employees participate in any such Parent Plans in such same calendar year.

(e) Parent shall, or shall cause its Subsidiaries (including the Surviving Corporation) to, maintain or establish a defined contribution plan that is intended to be tax-qualified (the “Parent 401(k) Plan”) and in which the Company Employees primarily providing services in the United States shall be eligible to participate as of the Closing Date, subject to satisfaction of eligibility provisions and after taking into account Section 5.11(c).

(f) Prior to making any written or material prepared oral communications to employees of the Company or any Company Subsidiary regarding the Transactions, (i) the Company shall provide Parent with a copy of the intended communication, (ii) Parent shall have a reasonable period of time to review and comment on the communication and (iii) the Company shall modify any such communications to incorporate Parent’s reasonable comments.

(g) Notwithstanding the foregoing, nothing contained herein, expressed or implied, is intended to or shall be constructed to (i) be treated as an amendment of any Company Benefit Plan or any other arrangement or create any rights or obligations except between the parties hereto, (ii) give any employee, director, independent contractor or former employee or any other individual associated therewith or any employee benefit plan or trustee thereof or any other third person any legal or equitable or other rights or remedies to enforce the provisions of this Section 5.11 or entitle any person not a party to this Agreement to assert any claim hereunder, or (iii) obligate Parent, the Surviving Corporation or any of their affiliates to (A) maintain any particular benefit plan or (B) retain the employment of any particular employee.

Section 5.12 Expenses. Except as otherwise provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expense. Parent shall, or shall cause the Surviving Corporation to, pay all charges and expenses, including those of the Paying Agent, in connection with the transactions contemplated in ARTICLE II. All Transfer Taxes incurred in connection with the Transactions shall be paid when due by Parent, Sub or, after the Closing, the Surviving Corporation.

Section 5.13 Rule 16b-3 Matters. Notwithstanding anything to the contrary contained herein, the Company shall be permitted to take, and shall take, such actions as may be reasonably necessary or advisable to ensure that the dispositions of equity securities of the Company (including derivative securities) by any officer or director of the Company who is subject to Section 16 of the Exchange Act pursuant to the Transactions are exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.14 Defense of Litigation. The Company shall, as promptly as reasonably practicable, notify Parent in writing of any stockholder litigation or other litigation or Proceedings brought or threatened in writing against the Company or any of its directors, officers, or representatives arising out of or relating to this Agreement or the Transactions. The Company shall control, and the Company shall, subject to such limitations as counsel to the Company reasonably determines are necessary to protect any attorney-client (or similar) privilege of the Company, give Parent a reasonable opportunity (at Parent’s expense) to participate in (but not control), and keep Parent reasonably informed with respect to any material developments regarding the defense of, any Proceeding brought by stockholders of the Company or other third party against the Company or its directors, officers or representatives arising out of or relating to this Agreement or the Transactions after the date hereof; provided, however, that the Company shall not settle any such Proceeding without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 5.15 Stock Exchange De-listing and De-registration. Prior to and following the Effective Time, the Company shall take all commercially reasonable actions necessary to permit the Shares and any other security issued by the Company or one of the Company Subsidiaries and listed on the NYSE to be de-listed from the NYSE and de-registered under the Exchange Act as soon as possible following the Effective Time.

Section 5.16 Director Resignation. The Company shall use reasonable best efforts to obtain and deliver to Parent at the Closing resignations, effective as of the Effective Time, executed by each of the directors of the Company and each of the wholly owned Company Subsidiaries designated by Parent in writing to the Company not less than five (5) Business Days prior to the Closing (if any).

Section 5.17 Notification of Certain Events.

(a) Notification by the Company. From time to time prior to the Closing, the Company shall use commercially reasonable efforts to disclose in writing to Parent, promptly upon obtaining actual knowledge by the individuals listed on Section 1.1(a) of the Company Disclosure Letter of, (i) the occurrence or non-occurrence of any fact or event that would be reasonably likely to prevent or materially delay the satisfaction of any condition set forth in ARTICLE VI, (ii) receipt by the Company or any Company Subsidiary of any written correspondence from any person alleging that the consent of such person is or may be required in connection with the consummation of the Merger, (iii) receipt by the Company or any Company Subsidiary of any written correspondence from any Governmental Entity in connection with the

Transactions (to the extent notification thereof to Parent is not prohibited by such Governmental Entity), or (iv) any representation or warranty made by it in this Agreement has become untrue or inaccurate in any material respect, or of any failure of the Company to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in each case of this clause (iv) that would cause the failure of any condition set forth in ARTICLE VI to be satisfied at or prior to Closing; provided, however, that no such notification shall affect the remedies of the parties hereto under this Agreement.

(b) Notification by Parent. From time to time prior to the Closing, Parent shall use commercially reasonable efforts to disclose in writing to the Company, promptly upon obtaining actual knowledge by the individuals listed on Section 1.1(b) of the Parent Disclosure Letter of, (i) the occurrence or non-occurrence of any fact or event that would be reasonably likely to prevent or materially delay the satisfaction of any condition set forth in ARTICLE VI, (ii) receipt by Parent or Sub of any written correspondence from any person alleging that the consent of such person is or may be required in connection with the consummation of the Merger, (iii) receipt by Parent or Sub of any written correspondence from any Governmental Entity in connection with the Transactions (to the extent notification thereof to the Company is not prohibited by such Governmental Entity), or (iv) any representation or warranty made by it or Sub in this Agreement has become untrue or inaccurate in any material respect, or of any failure of Parent or Sub to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in each case of this clause (iv) that would cause the failure of any condition set forth in ARTICLE VI to be satisfied at or prior to Closing; provided, however, that no such notification shall affect the remedies of the parties hereto under this Agreement.

Section 5.18 Confidentiality. All obligations and restrictions upon Parent and its affiliates under the Confidentiality Agreement with respect to the assets and information of the Company and the Company Subsidiaries shall terminate simultaneously with the Closing, but all other obligations therein shall continue in full force and effect in accordance with the terms of the Confidentiality Agreement.

ARTICLE VI

CONDITIONS TO THE MERGER

Section 6.01 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party hereto to effect the Merger shall be subject to the satisfaction (or to the extent permitted by Law, mutual waiver by both the Company and Parent) at or prior to the Effective Time of each of the following conditions:

(a) Company Stockholder Approval. The Company shall have obtained the Company Stockholder Approval.

(b) Antitrust Approval. The waiting period (and any extensions thereof) applicable to the Merger under the HSR Act shall have expired or been terminated or any applicable waiting period thereunder shall have been terminated or shall have expired.

(c) No Injunction. No Governmental Entity of competent jurisdiction shall have issued, entered, enforced, or promulgated any Law or Order that is in effect and renders the consummation of the Merger illegal, or prohibits, enjoins, restrains or otherwise prevents the consummation of the Merger.

Section 6.02 Additional Conditions to Obligations of Parent and Sub. The obligations of Parent and Sub to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of each of the following additional conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of the Company contained in this Agreement (other than the representations and warranties of the Company set forth in Section 3.01 (Organization and Qualification; Subsidiaries) to the extent addressed in clause (ii), (iii) or (iv) below, Section 3.02 (Capitalization) to the extent addressed in clause (ii) or (iv) below, Section 3.03 (Authority), Section 3.09(b) (Absence of Certain Changes), Section 3.22 (Vote Required), and Section 3.23 (Brokers)), without regard to materiality or Company Material Adverse Effect qualifiers contained within such representations and warranties, shall be true and correct as of the date hereof and as of the Effective Time as though made as of such date or time (except to the extent such representations and warranties expressly relate to another date (in which case such representations and warranties shall be true and correct on and as of such other date)), other than failures to be true and correct that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect; (ii) the representations and warranties contained in Section 3.01 (Organization and Qualification; Subsidiaries) (A) solely with respect to the Company and Significant Subsidiaries (and not in respect of any other Company Subsidiary or other person or the ownership of the securities or equity awards or rights to acquire securities or equity awards of any Company Subsidiary or other person that is not a Significant Subsidiary) and (B) excluding (1) solely with respect to the Company, Section 3.01(a), and (2) the last sentence of Section 3.01(c), Section 3.03 (Authority), Section 3.22 (Vote Required) and Section 3.23 (Brokers) shall be true and correct in all material respects as of the date hereof and as of the Effective Time as though made on and as of such date or time (except to the extent such representations and warranties expressly relate to another date in which case such representations and warranties shall be true and correct in all material respects on and as of such other date), (iii) the representations and warranties of the Company in Section 3.01(a) (Organization and Qualification; Subsidiaries) solely with respect to the Company and Section 3.09(b) (Absence of Certain Changes) shall be true and correct in all respects as of the date hereof and as of the Effective Time as though made as of such date or time, and (iv) the representations and warranties of the Company in Section 3.02 (Capitalization) (A) solely with respect to the capitalization of the Company and (B) excluding the last sentence of Section 3.02(a), shall be true and correct in all respects as of the date hereof and as of the Effective Time as though made as of such date or time, in each case other than inaccuracies that are de minimis in amount (except to the extent such representations and warranties expressly relate to another date in which case such representations and warranties shall be true and correct on and as of such other date, in each case other than inaccuracies that are de minimis in amount).

(b) Agreements and Covenants. The Company shall have performed or complied with all obligations and covenants in all material respects required by this Agreement to be performed or complied with by the Company on or before to the Effective Time.

(c) No Company Material Adverse Effect. Since the date hereof, there shall not have occurred a Company Material Adverse Effect.

(d) Officer’s Certificate. Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company as to the satisfaction of the conditions in Section 6.02(a), Section 6.02(b) and Section 6.02(c).

Section 6.03 Additional Conditions to Obligations of the Company. The obligations of the Company to effect the Merger are also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of each of the following additional conditions:

(a) Representations and Warranties. Each of the representations and warranties of Parent and Sub contained in this Agreement shall be true and correct in all material respects as of the date hereof and as of the Effective Time as though made as of such date or time (except to the extent expressly made as of a specific date or expressly covering a specified period, in which case as of such specific date or such specified period) other than failures to be true and correct that, individually or in the aggregate, would not reasonably be expected to prevent or materially delay the ability of Parent or Sub to consummate the Transactions.

(b) Agreements and Covenants. Each of Parent and Sub shall have performed or complied with all obligations and covenants in all material respects required by this Agreement to be performed or complied with by the Parent and Sub, respectively, on or before to the Effective Time.

(c) Officers’ Certificate. The Company shall have received a certificate signed on behalf of Parent and Sub by an executive officer of each of Parent and Sub as to the satisfaction of the conditions in Section 6.03(a) and Section 6.03(b).

Section 6.04 Frustration of Closing Conditions. Neither the Company nor Parent or Sub may rely, either as a basis for not consummating the Merger or the other Transactions or terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 6.01, Section 6.02 or Section 6.03, as the case may be, to be satisfied if such failure was caused by such party’s material breach of any provision of this Agreement.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.01 Termination. This Agreement may be terminated, in the case of clauses (a), (b), (e), (f) or (g) below, at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval or, in the case of clauses (c) or (d) below, at any time prior to receipt of the Company Stockholder Approval, as follows:

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company:

(i) if the Merger is not consummated on or before one hundred fifty (150) days after the date hereof (the “Outside Date”); provided, however, that Parent or the Company, as the case may be, shall not be permitted to terminate this Agreement pursuant to this Section 7.01(b)(i) if the material breach, inaccuracy or failure to perform or comply with by Parent or Sub (in the case of termination by Parent) or the Company (in the case of termination by the Company) of any of its representations, warranties, covenants or obligations contained in this Agreement was the proximate cause of the failure to consummate the Merger by such date;

(ii) if, upon a vote taken at any duly held Company Stockholders Meeting (or any adjournment or postponement thereof) held to obtain the Company Stockholder Approval, the Company Stockholder Approval is not obtained;

(iii) if any Governmental Entity of competent jurisdiction issues, enters, enforces or promulgates any Law or Order restraining, enjoining, or otherwise prohibiting the consummation of the Merger, and such Law or Order has become final and non-appealable; provided, that the right to terminate this Agreement under this Section 7.01(b)(iii) shall not be available to any party that has failed in any material respect to comply with its obligations under Section 5.06 before asserting the right to terminate under this Section 7.01(b)(iii) and such failure was the proximate cause of any such Law or Order;

(c) by Parent, at any time prior to the Company’s receipt of the Company Stockholder Approval, if the Company Board effects a Change of Company Recommendation;

(d) by the Company, at any time prior to the receipt of the Company Stockholder Approval, if: (i) the Company has received a Superior Proposal that did not result from a breach of Section 5.03(a) (other than any breach that was immaterial and unintentional), (ii) the Company Board (or a committee thereof) has authorized the Company to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal, and concurrently with the termination of this Agreement, the Company enters into such Alternative Acquisition Agreement, (iii) the Company has complied in all respects with Section 5.03(d) in respect of such Superior Proposal (other than any non-compliance that was immaterial and unintentional), and (iv) the Company pays the Company Termination Fee in accordance with Section 7.02(b)(i);

(e) by Parent, if: (i) there is a breach or inaccuracy of, or failure to perform or comply with, any of the representations, warranties, covenants or agreements of the Company contained in this Agreement, in any case, which breach, inaccuracy or failure to perform or comply with would give rise to the failure of a condition contained in Section 6.02(a) or Section 6.02(b) to be satisfied; and (ii) either such breach, inaccuracy or failure to perform or comply with is (A) not capable of cure or (B) not cured within thirty (30) days following the date on which Parent delivers to the Company written notice of such breach, inaccuracy or failure to perform or comply with; provided, however, that Parent shall not be permitted to terminate this Agreement pursuant to this Section 7.01(e) if there is a breach or inaccuracy of, or a failure to perform or comply with, any of the representations, warranties, covenants or agreements of Parent or Sub contained in this Agreement, in any case, such that a condition contained in Section 6.03(a) or Section 6.03(b) would not be satisfied;

(f) by the Company, if: (i) there is a breach or inaccuracy of, or failure to perform or comply with, any of the representations, warranties, covenants or agreements of Parent or Sub contained in this Agreement, in any case, which breach or failure to perform would give rise to the failure of a condition contained in Section 6.03(a) or Section 6.03(b) to be satisfied; and (ii) either such breach, inaccuracy or failure to perform or comply with is (A) not capable of cure or (B) not cured within thirty (30) days following the date on which the Company delivers to Parent written notice of such breach, inaccuracy or failure to perform or comply with; provided, however, that the Company shall not be permitted to terminate this Agreement pursuant to this Section 7.01(f) if there is a breach or inaccuracy of, or a failure to perform or comply with, any of the representations, warranties, covenants or agreements of the Company contained in this Agreement, in any case, such that a condition contained in Section 6.02(a) or Section 6.02(b) would not be satisfied; or

(g) by the Company, if: (i) all of the conditions in Section 6.01 and Section 6.02 (other than those conditions that by their nature are only capable of being satisfied at the Closing; provided, that such conditions would have been satisfied if the Closing were to occur) have been satisfied or waived, (ii) the Company has irrevocably notified Parent in writing that (A) all of the conditions in Section 6.01 and Section 6.03 (other than those conditions that by their nature are only capable of being satisfied at the Closing; provided, that such conditions would have been satisfied if the Closing were to occur) have been satisfied or waived by the Company, and (B) the Company is ready, willing and able to consummate the Closing, and (iii) Parent and Sub have failed to consummate the Closing on the later of (A) the date by which the Closing is required to have occurred pursuant to Section 1.02, and (B) the earlier of (1) three (3) Business Days following receipt of such written notice and (2) the Outside Date.

Section 7.02 Effect of Termination.

(a) In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.01, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent, Sub or the Company or their respective Subsidiaries, officers or directors, in either case; provided, however, that (i) no termination shall relieve any party hereto of its obligations under the third to last sentence of Section 5.05 (Access to Information), Section 5.07(e) in respect of Parent’s obligation to indemnify and reimburse the Company for damages and expenses, Section 5.08 (Public Announcements), Section 5.12 (Expenses), this Section 7.02 (Effect of Termination), Section 7.03 (Amendment), Section 7.04 (Waiver), and ARTICLE VIII, each of which shall survive any termination and (ii) each of the Guarantee and the Confidentiality Agreement shall continue in full force and effect in accordance with its terms; provided, further, that if (A) such termination resulted, directly or indirectly, from an Intentional Breach by the Company, or (B) an Intentional Breach by the Company shall have materially contributed to the failure of the Closing to occur, then the Company shall be fully liable for any and all damages, costs, expenses, liabilities of any kind, in each case, suffered by the party as a result of or in connection with such breach (“Damages”).

(b) Company Termination Fee.

(i) If (A) this Agreement is validly terminated by Parent pursuant to Section 7.01(c) or (B) this Agreement is validly terminated by the Company pursuant to Section 7.01(d), then the Company shall pay the Company Termination Fee to Parent or its designee, within two (2) Business Days following the date of such termination described in clause (A) or prior to or concurrently with such termination by the Company described in clause (B).

(ii) If (A) this Agreement is validly terminated by Parent or the Company pursuant to Section 7.01(b)(i) or Section 7.01(b)(ii) or by Parent pursuant to Section 7.01(e), (B) following the execution and delivery of this Agreement, a Competing Proposal was publicly disclosed or made known to the Company or any of its Subsidiaries or shall have been made directly to the Company’s shareholders generally, and not withdrawn prior to such termination and (C) concurrently with or within twelve (12) months after the date of any such termination, (1) the Company or any Company Subsidiary enters into a definitive agreement to effect any Competing Proposal (regardless of when made or the counterparty thereto), or (2) any Competing Proposal (regardless of when made or the counterparty thereto) is consummated, then the Company shall pay to Parent or its designee or such designee the Company Termination Fee concurrently with the consummation of such Competing Proposal. For purposes of this Section 7.02(b)(ii), all references to “twenty percent (20%)” and “eighty percent (80%)” in the definition of “Competing Proposal” will be deemed to be references to “fifty percent (50%).”

(c) Parent Termination Fee. If this Agreement is validly terminated by the Company pursuant to Section 7.01(f) or Section 7.01(g), then Parent shall promptly pay the Parent Termination Fee to the Company or its designee, within two (2) Business Days following the date of such termination.

(d) Each of the Company, Parent and Sub acknowledges that (i) the agreements contained in this Section 7.02 are an integral part of the Transactions and (ii) without these agreements, Parent, Sub and the Company would not enter into this Agreement. In no event shall the Company be required to pay to Parent more than one (1) Company Termination Fee pursuant to Section 7.02(b). In no event shall Parent be required to pay to the Company (A) more than one (1) Parent Termination Fee pursuant to Section 7.02(c) or (B) the Parent Termination Fee and any other Damages. Subject to the indemnification and reimbursement obligations specifically set forth in this Agreement, in the event that Parent receives full payment of the Company Termination Fee pursuant to Section 7.02(b) under circumstances where a Company Termination Fee was due and payable, the receipt by Parent of the Company Termination Fee shall be the sole and exclusive monetary remedy of Parent or Sub against the Company, the Company Subsidiaries and each such person’s respective former, current and future, directors, managers, officers, employees, counsel, financial advisors, auditors, agents, or other authorized representatives, stockholders, affiliates and assignees (collectively, but excluding the Company, the “Company Related Parties”) for any and all losses or Damages suffered or incurred by Parent, Sub, any of their respective affiliates or any other person in connection with this Agreement (and the termination hereof), the Merger and the other

Transactions (and the abandonment thereof) or any matter forming the basis for such termination; provided, however, that in the case of an Intentional Breach by the Company, Parent or Sub shall be permitted to seek Damages from the Company in excess of the Company Termination Fee. Subject to the indemnification and reimbursement obligations set forth in the last two sentences of Section 5.07(e) and the proviso in this sentence and the obligations under the Confidentiality Agreement (subject to the terms thereof) (the “Retained Claims”), in the event that the Company receives full payment of the Parent Termination Fee pursuant to Section 7.02(c) under circumstances where a Parent Termination Fee was due and payable, the receipt by the Company of the Parent Termination Fee shall be the sole and exclusive monetary remedy of the Company against Parent, Sub, the Equity Financing Source, the Debt Financing Source and each such person’s respective former, current and future directors, managers, officers, employees, counsel, financial advisors, auditors, agents, other authorized representatives, stockholders, affiliates and assignees (collectively, but excluding Parent and Sub, the “Parent Related Parties”), for any and all losses or Damages suffered as a result of the failure of the Closing to be consummated or for a breach or failure to perform hereunder (whether an Intentional Breach or otherwise), and none of Parent, Sub, or any Parent Related Party shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, and the amount of the Parent Termination Fee is intended to serve as a cap on the maximum aggregate liability of Parent, Sub, and the Parent Related Parties in the event of such a termination for any and all losses or Damages suffered or incurred by the Company or any of its affiliates or any other person in connection with this Agreement (and the termination hereof), the Merger and the other Transactions (and the abandonment thereof) or any matter forming the basis for such termination; provided, however, if Parent fails to pay the Parent Termination Fee if and when payable pursuant to Section 7.02(c) and the Company commences suit that results in a final, non-appealable judgment against Parent for the payment to the Company of the Parent Termination Fee, then Parent shall pay the Company its costs and expenses (including reasonable attorney’s fees and disbursements) in connection with such suit, together with interest on the Parent Termination Fee at the prime rate (as published in the Wall Street Journal) in effect on the date such payment was required to be made through the date of payment. Notwithstanding anything in this Agreement to the contrary, the parties hereto acknowledge and agree that nothing in this Section 7.02 shall be deemed to affect their respective rights to specific performance under Section 8.10 (subject to the terms and conditions set forth therein) in order to specifically enforce this Agreement; provided that, for the avoidance of doubt, (1) upon the Company’s acceptance of the Parent Termination Fee under circumstances when it is due and payable, the Company shall no longer be entitled to seek specific performance under Section 8.10 (other than in respect of the Retained Claims) and (2) upon Parent’s acceptance of the Company Termination Fee under circumstances when it is due and payable, as provided in Section 7.02(b), Parent and Sub shall no longer be entitled to seek specific performance under Section 8.10. The parties hereto acknowledge and agree that neither (I) any payment of the Parent Termination Fee nor (II) any payment of the Company Termination Fee, is a penalty but is liquidated damages in a reasonable amount that is intended to compensate the Company, Parent or Sub, as applicable, in the circumstances in which such fees are payable for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions; provided, however, that in the case of an Intentional Breach by the Company, Parent or Sub shall be permitted to seek Damages from the Company in excess of the Company

Termination Fee and this sentence shall not be deemed to limit any party’s rights under Section 8.10. In the event that the Company accepts the Parent Termination Fee under circumstances when it is due and payable, as provided in Section 7.02(c), other than in respect of the Retained Claims, none of the Company, any Company Subsidiaries or any other person shall be entitled to bring or maintain any Proceeding against Parent, Sub or any of the Parent Related Parties or any of their respective affiliates arising out of this Agreement, any of the Transactions or matters forming the basis for such termination, and the Company shall cause any such Proceeding brought by the Company or any of the Company Subsidiaries to be dismissed with prejudice promptly (or not undertaken, as applicable) and, in any event, within three (3) Business Days following the acceptance by the Company of the Parent Termination Fee under circumstances when it is due and payable. In the event that Parent accepts the Company Termination Fee under circumstances when it is due and payable, as provided in Section 7.02(b), none of the Parent or Sub shall be entitled to bring or maintain any Proceeding against the Company or any of the Company Related Parties or any of their respective affiliates arising out of this Agreement, any of the Transactions or matters forming the basis for such termination, and Parent shall cause any such Proceeding brought by Parent or any of its affiliates to be dismissed with prejudice promptly (or not undertaken, as applicable) and, in any event, within three (3) Business Days following the acceptance by Parent of the Company Termination Fee under circumstances when it is due and payable; provided, however, that in the case of an Intentional Breach by the Company, Parent or Sub shall be permitted to seek Damages from the Company in excess of the Company Termination Fee.

Section 7.03 Amendment. This Agreement may be amended by the parties hereto at any time before or after receipt of the Company Stockholder Approval; provided, however, that (a) after receipt of the Company Stockholder Approval, there shall be made no amendment that by Law requires further approval by the stockholders of the Company without the further approval of such stockholders, (b) no amendment shall be made to this Agreement after the Effective Time and (c) in the case of any amendments to or waivers of Section 7.02(d) (solely to the extent that there can be no recourse after the Parent Termination Fee has been paid-in-full), this Section 7.03, Section 7.04, Section 8.05, Section 8.08, Section 8.10, or Section 8.11 (or any other provision of this Agreement the amendment or waiver of which has the effect of modifying such provisions) that are materially adverse to the interests of the Debt Financing Sources, the Debt Financing Sources party to any Debt Commitment Letter then in effect. Except as required by Law, no amendment of this Agreement by the Company shall require the approval of the stockholders of the Company. This Agreement may not be amended except by an instrument in writing signed by each of the parties.

Section 7.04 Waiver. At any time prior to the Effective Time, Parent and Sub, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any breach or inaccuracy of the representations and warranties of the other contained herein or in any document delivered pursuant hereto and (c) waive compliance by the other with any of the covenants or conditions contained herein; provided, however, that after receipt of the Company Stockholder Approval, there may not be any extension or waiver of this Agreement that decreases the Merger Consideration or that adversely affects the rights of the Company’s stockholders hereunder without the approval of the Company’s stockholders at a duly convened meeting of the Company’s stockholders called to obtain approval of such extension or waiver. Any extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.01 Non-Survival of Representations and Warranties. None of the representations and warranties contained in this Agreement or in any instrument delivered pursuant to this Agreement (other than the Guarantee (subject to the terms thereof)) shall survive the Effective Time. Except for any covenant or agreement that by its terms contemplates performance after the Effective Time, none of the covenants and agreements of the parties contained in this Agreement shall survive the Effective Time.

Section 8.02 Notices. All notices or other communications required or permitted hereunder shall be in writing, shall be sent by email of a .pdf attachment (providing confirmation of transmission), by reliable overnight delivery service (with proof of service) or by hand delivery, and shall be deemed to have been duly given (a) when delivered if delivered in person or when sent if sent by email (provided that read receipt or delivery confirmation of receipt of the email or telephonic confirmation of email is obtained), (b) on the fifth (5th) Business Day after dispatch by registered or certified mail or (c) on the next Business Day if transmitted by national overnight courier, in each case as follows (or at such other address for a party as shall be specified by like notice):

If to Parent, Sub or, from and after the Effective Time, the Company:

Guidehouse LLP

c/o Veritas Capital Fund Management, L.L.C.

9 West 57th Street, 29th Floor

New York, New York 10019

Attention: Benjamin Polk and Aneal Krishnan

Email: bpolk@veritascapital.com; akrishnan@veritascapital.com with a copy to (which shall not constitute notice):

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

Attention: Richard A. Presutti

Email: richard.presutti@srz.com

If to the Company prior to the Effective Time:

Navigant Consulting, Inc.

150 N Riverside Plaza, Suite 2100

Chicago, IL 60606

Attention: Monica M. Weed

Email: monica.weed@navigant.com

with copies to (which shall not constitute notice):

Sidley Austin LLP

One South Dearborn Street

Chicago, Illinois 60603

Attention: Steven Sutherland and Scott R. Williams

Email: ssutherland@sidley.com; swilliams@sidley.com

Section 8.03 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

Section 8.04 Entire Agreement. This Agreement (together with the Annexes, Exhibits, Company Disclosure Letter, the Parent Disclosure Letter and the other documents delivered pursuant hereto), the Guarantee, the Confidentiality Agreement and that certain Confidentiality Agreement, dated as of July 18, 2019, by and between Parent and the Company constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter of this Agreement.

Section 8.05 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned or transferred, in whole or in part, by operation of Law or otherwise by any of the parties hereto without the prior written consent of the other parties. Notwithstanding the immediately preceding sentence, each of Parent and Sub may (a) assign all or any part of its rights or obligations under this Agreement to one or more of its respective affiliates, or (b) collaterally assign its rights and benefits hereunder to any Debt Financing Source; provided that no such assignment shall relieve Parent or Sub, as applicable, of their respective obligations hereunder and no such assignment shall be permitted if it would (i) affect, in a manner adverse to the Company, the obligations of any person who has committed to provide Equity Financing under the Equity Commitment Letter or the obligations of the Guarantor under the Guarantee or (ii) prevent, materially delay or materially impair the consummation of the Transactions. Any assignment or transfer in violation of the preceding sentence shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 8.06 Parties in Interest. Except for (a) ARTICLE II, which, after the Closing, shall be for the benefit of any person entitled to payment thereunder and (b) Section 5.09, which, after the Closing, shall be for the benefit of each Indemnified Party, such Indemnified Party’s heirs, executors or administrators and each Indemnified Party’s representatives, each of whom shall be an express third-party beneficiary of this Agreement, Parent, Sub and the Company hereby agree that their respective representations, warranties and covenants set forth in this Agreement are solely for the benefit of the other parties hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth in this Agreement; provided, that the persons named in clauses (a) and (b) of this sentence shall be entitled to enforce their rights under this Agreement. The parties further agree that the rights of third-party beneficiaries under clauses (a) and (b) of the preceding sentence shall not arise unless and until the Effective Time occurs. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties may be subject to waiver by the parties hereto in accordance with Section 7.04 without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 8.07 Mutual Drafting; Interpretation; Headings. Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision. For purposes of this Agreement, whenever the context requires: (a) the singular number shall include the plural, and vice versa; (b) the masculine gender shall include the feminine and neuter genders; (c) the feminine gender shall include the masculine and neuter genders; and (d) the neuter gender shall include masculine and feminine genders. As used in this Agreement, the words “include” and “including,” and words of similar meaning, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” Except as otherwise indicated, all references in this Agreement to “Sections,” “Annexes” and “Exhibits,” are intended to refer to Sections of this Agreement and the Annexes and Exhibits to this Agreement. All Annexes and Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. All references in this Agreement to “$” are intended to refer to U.S. dollars. The term “or” shall not be deemed to be exclusive. The words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement. References in this Agreement to “as of the date hereof,” “as of the date of this Agreement” or words of similar import shall be deemed to mean “as of immediately prior to the execution and delivery of this Agreement.” The word “unintentional”, when used in this Agreement, refers to the taking of an action, or failing to take an action, without actual knowledge that such action would be in violation of this Agreement. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The word “day”, unless otherwise indicated, shall be deemed to refer to a calendar day. If the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action shall be extended to the next succeeding Business Day. Notwithstanding anything in this Agreement to the contrary, the parties hereto agree that the Financing is the responsibility of Parent and Sub and not the Company or any Company Subsidiary and that (i) the Company makes no representations or warranties relating to the Financing (including whether the Company has authorized the Financing or whether any of the transactions contemplated by the Financing conflict with or violate any obligation of the Company or any Company Subsidiary or Contract to which the Company or any Company Subsidiary is a party), (ii) except for Section 5.07(e), none of the covenants of the Company in this Agreement require the Company to take any action relating to the Financing and (iii) for purposes of the representations and warranties and covenants and obligations of the Company hereunder, the Transactions shall not include the Financing.

Section 8.08 Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

(a) This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to the principles of conflicts of Law thereof that would require the application of the Laws of any other jurisdiction.

(b) Each of the parties irrevocably agrees that any Proceeding arising out of or relating to this Agreement brought by any other party or its successors or assigns shall be brought and determined in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (unless the Delaware Court of Chancery shall decline to accept jurisdiction over a particular matter, in which case, in any Delaware state or federal court within the State of Delaware), and each of the parties hereto hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such Proceeding arising out of or relating to this Agreement or the Transactions. Each of the parties hereto agrees not to commence any Proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described in this Agreement. Each of the parties hereto further agrees that notice as provided herein shall constitute sufficient service of process, and the parties hereto further waive any argument that such service is insufficient. Each of the parties hereto hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Proceeding arising out of or relating to this Agreement or the Transactions, (i) any claim that it is not personally subject to the jurisdiction of the courts in the State of Delaware, as described in this Agreement, for any reason, (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) that (A) the Proceeding in any such court is brought in an inconvenient forum, (B) the venue of such Proceeding is improper or (C) this Agreement, or the subject matter of this Agreement, may not be enforced in or by such courts. Notwithstanding anything herein to the contrary, each of the parties hereto agrees that it will not bring or support any action, cause of action, claim, cross-

claim, or third party claim of any kind or description, whether in Law or equity, whether in contract or tort or otherwise, against the Debt Financing Sources in any way relating to this Agreement or any of the Transactions, including any dispute arising out of or relating in any way to the Debt Financing or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof).

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR ARISE UNDER THE DEBT COMMITMENT LETTER OR THE PERFORMANCE THEREOF, THE DEBT FINANCING CONTEMPLATED THEREBY OR INVOLVING ANY DEBT FINANCING SOURCE IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE, IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS OR UNDER THE DEBT COMMITMENT LETTER OR THE PERFORMANCE THEREOF, THE DEBT FINANCING CONTEMPLATED THEREBY OR INVOLVING ANY DEBT FINANCING SOURCE. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER, (III) IT MAKES THE FOREGOING WAIVER VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.08(C).

Section 8.09 Counterparts. This Agreement may be executed in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic delivery in .pdf format shall be sufficient to bind the parties to the terms and conditions of this Agreement.

Section 8.10 Specific Performance.

(a) The parties agree that irreparable damage may occur in the event that any of the provisions of this Agreement were not performed, or were threatened to be not performed, in accordance with their specific terms or were otherwise breached. Accordingly, the parties hereto acknowledge and agree that the parties hereto shall be entitled to seek an injunction, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

(b) Each of the parties hereto agrees that, (i) the seeking of remedies pursuant to this Section 8.10 shall not in any way constitute a waiver by any party seeking such remedies of its right to seek any other form of relief that may be available to it under this Agreement, including under Section 7.02, in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 8.10 are not available or otherwise are not granted, (ii) nothing set forth in this Agreement shall require a party to institute any Proceeding for (or limit a party’s right to institute any Proceeding for) specific performance under this Section 8.10 prior, or as a condition, to exercising any termination right under ARTICLE VII (and pursuing damages after such termination), nor shall the commencement of any Proceeding seeking remedies pursuant to this Section 8.10 or anything set forth in this Section 8.10 restrict or limit a party’s right to terminate this Agreement in accordance with the terms of ARTICLE VII or pursue any other remedies under this Agreement that may be available then or thereafter and (iii) no party shall require the other to post any bond or other security as a condition to institute any Proceeding for specific performance under this Section 8.10.

(c) Notwithstanding anything to the contrary set forth herein, in no event shall the Company be permitted or entitled to receive both (i) a grant of specific performance resulting in the consummation of the Merger (or, in respect of Parent or Sub, the Equity Financing in the case resulting in consummation of the Merger) in accordance with the terms hereof and (ii) the Parent Termination Fee.

(d) Notwithstanding anything in this Agreement to the contrary, it is acknowledged and agreed that the Company shall be entitled to specific performance to cause Parent (i) to pay the Parent Termination Fee if and only if this Agreement is terminated and the Parent Termination Fee is payable pursuant to Section 7.02(c), or (ii) to effect the Closing in accordance with Section 1.02 if and only if (A) all of the conditions in Section 6.01 and Section 6.02 (other than those conditions that by their nature are only capable of being satisfied at the Closing; provided, that such conditions would have been satisfied if the Closing were to occur) have been satisfied or waived, (B) the Company has irrevocably notified Parent in writing that (x) all of the conditions in Section 6.01 and Section 6.03 (other than those conditions that by their nature are only capable of being satisfied at the Closing; provided, that such conditions would have been satisfied if the Closing were to occur) have been satisfied or waived by the Company, and (y) the Company is ready, willing and able to consummate the Closing, (C) the Debt Financing has been funded or will be funded at the Closing, and (D) Parent and Sub have failed to consummate the Closing on the later of (x) the date by which the Closing is required to have occurred pursuant to Section 1.02, and (y) the earlier of (I) three (3) Business Days following receipt of the written notice contemplated by the foregoing clause (B), and (II) the Outside Date.

Section 8.11 Non-Recourse. Except with respect to the Guarantee, all claims or causes of action (whether in contract or in tort, in Law, in equity or otherwise) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement or the Transactions, may be made only against the entities that are expressly identified as parties hereto and thereto. Neither the Company Related Parties nor the Parent Related Parties (other than the Guarantor to the extent set forth in the Guarantee) shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim (whether in contract or in tort, in Law or in equity, or otherwise) based on, in respect of, or by reason of, the Transactions or in respect of any oral representations made or alleged to be made in connection herewith. In no event shall the Company or any of its controlled affiliates, on the one hand, and Parent, Sub or any of their respective affiliates, on the other hand, and each of the

Company and Parent agrees not to and to use commercially reasonable efforts to cause its respective controlled affiliates and other Company Related Parties or Parent Related Parties, as applicable, not to, seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Parent Related Party or Company Related Party, as applicable, not a party to this Agreement (other than to the extent permitted by, and subject to the limitations of, the Guarantee). Nothing in this Section 8.11 shall limit the ability of the Company to specifically enforce the Equity Commitment Letter or to enforce its rights under the Confidentiality Agreement.

* * * * * * * *

IN WITNESS WHEREOF, Parent, Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized all as of the date first written above.

GUIDEHOUSE LLP

By:	/s/ Scott McIntyre
Name:	Scott McIntyre
Title:	Chief Executive Officer

ISAAC MERGER SUB, INC.

By:	/s/ Scott McIntyre
Name:	Scott McIntyre
Title:	Chief Executive Officer

NAVIGANT CONSULTING, INC.

By:	/s/ Monica M. Weed
Name:	Monica M. Weed
Title:	Executive Vice President, General
Counsel and Corporate Secretary

[Signature Page to Agreement and Plan of Merger]

Annex I

Defined Terms

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains confidentiality terms no less favorable to the Company in the aggregate than those contained in the Confidentiality Agreement, provided, however, that such agreement need not contain a standstill.

“affiliate” means, with respect to any person, any other person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, the first-mentioned person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership interests, by contract or otherwise.

“Aggregate Common Stock Consideration” means the product of the Merger Consideration and the number of Shares issued and outstanding immediately prior to the Effective Time (other than Excluded Shares).

“Aggregate Merger Consideration” means the sum of the Aggregate Common Stock Consideration, the aggregate RSU Payments and the aggregate Option Payments.

“Antitrust Division” means the Antitrust Division of the Department of Justice.

“Bribery Legislation” means all and any of the following: the Foreign Corrupt Practices Act of 1977, as amended; the Organization For Economic Co-operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and related implementing legislation; the relevant common law or legislation in England and Wales relating to bribery and/or corruption, including, the Public Bodies Corrupt Practices Act 1889; the Prevention of Corruption Act 1906 as supplemented by the Prevention of Corruption Act 1916 and the Anti-Terrorism, Crime and Security Act 2001; the Bribery Act 2010; the Proceeds of Crime Act 2002; and any applicable anti-bribery or anti-corruption related provisions in criminal and anti-competition laws and/or anti-bribery, anti-corruption and/or anti-money laundering laws of any jurisdiction in which the Company or any of its Subsidiaries operates.

“Business Day” means any day, other than a Saturday or Sunday or a day on which banks are required or authorized by Law to close in New York, New York.

“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations thereunder.

“Company Benefit Plan” means any “employee benefit plan”, as defined in Section 3(3) of ERISA (regardless of whether subject to ERISA), and each other employee benefit plan (including any variable remuneration plans), policy, program or arrangement, whether or not written, providing benefits to any current or former employee, officer or director of the Company or any Company Subsidiary or any beneficiary or dependent thereof, in each case that is entered into, maintained by, contributed to, or sponsored by the Company or any Company Subsidiary or to which the Company or any Company Subsidiary contributes or is obligated to contribute (except for any benefit or compensation plan or arrangement sponsored, maintained or mandated by a Governmental Entity), including any collective bargaining, bonus, profit sharing, thrift, pension, retirement, deferred compensation, employment, termination, severance, paid time-off, retention, change-in-control or other plan, policy, agreement or arrangement.

“Company Insurance Policies” means all material Insurance Policies held, as of the date of this Agreement, by or for the benefit of the Company, any Company Subsidiary, or the business, assets or properties owned, leased or operated by the Company or any Company Subsidiary.

“Company Intervening Event” means any Effect (other than a Competing Proposal) that, individually or in the aggregate, is material to the Company and the Company Subsidiaries, taken as a whole, that is not known or reasonably foreseeable (or the magnitude of which is not known or reasonably foreseeable) to or by the Company Board as of the date of this Agreement, which Effect (or the magnitude of which) becomes known to or by the Company Board prior to obtaining the Company Stockholder Approval.

“Company Material Adverse Effect” means any change, occurrence, development, condition, circumstance, event or effect (each an “Effect”) that individually or in the aggregate together with all other Effects, (x) does or would reasonably be expected to prevent or materially delay or materially impair the ability of the Company to consummate the Transactions (other than as a result of any material breach of this Agreement by Parent or Sub), or (y) has a material adverse effect on the business, financial condition or continuing results of operations of the Company and the Company Subsidiaries, taken as a whole; provided, however, that none of the following, or any Effect resulting or arising therefrom, alone or in combination, shall be taken into account in determining whether there has been a “Company Material Adverse Effect”: (a) the entry into, performance of, announcement of, or pendency of, this Agreement or the Transactions or the consummation of the Transactions, including any termination of, reduction in or similar adverse impact on relationships, contractual or otherwise, with any landlords, customers, suppliers, vendors, business partners or employees, of the Company or its Subsidiaries (it being understood that this clause (a) shall be disregarded for purposes of the representation and warranty set forth in Section 3.04 and the condition to Closing in Section 6.02(a)(i) in respect of such representation and warranty), (b) any change in or Effect affecting the economy or the financial, credit or securities markets in the United States or elsewhere in the world (including interest rates and exchange rates or any changes therein), or any change in or Effect affecting any business or industries in which the Company or any of the Company Subsidiaries operates; (c) any change in applicable Law or GAAP or other applicable accounting standards or the interpretation of any of the foregoing; (d) the taking of any action taken by the Company or any of the Company Subsidiaries that is expressly required by this Agreement; (e) the commencement, occurrence, or escalation of any armed hostilities or acts of war (whether or not declared) or terrorism; (f) the existence or occurrence of any weather-related or force majeure events, including any earthquakes, floods, hurricanes, tropical storms, fires or other natural disasters or any national, international or regional calamity; or (g) any changes in the market price or trading volume of the Shares, any changes in the ratings or the ratings outlook for the Company or any of the Company Subsidiaries by any applicable rating agency, any changes in any analyst’s recommendations or ratings with respect to the Company or any of the Company Subsidiaries or any failure of the Company or any Company Subsidiary to meet any internal or external projections, budgets, guidance, forecasts or estimates of revenues, earnings or other financial results or metrics for any period ending on or after the date of this Agreement (it being understood that the exceptions in this clause (g) shall not prevent or otherwise affect the underlying cause of any such change or failure referred to therein (to the extent not otherwise falling within any of the exceptions provided by clauses (a) through (f) from being taken into account in determining whether a Company Material Adverse Effect has occurred); provided, that this clause (g) shall not be construed as implying that the Company is making any representation or warranty with respect to any internal or external projections, budgets, guidance, forecasts or estimates of revenues, earnings or other financial results or metrics for any period; provided, that with respect to clauses (b), (c), (e), (f) and (g), such Effects may be taken into account to the extent they disproportionately adversely affect the Company and the Company Subsidiaries, taken as a whole, compared to other companies operating in the same industries in which the Company and the Company Subsidiaries operate.

“Company Representatives” means the Company’s and each Company Subsidiary’s directors, officers, employees and investment bankers, accountants, counsel and other advisors.

“Company Stock Plan” means the Company 2017 Long-Term Incentive Plan and the Company Amended and Restated 2012 Long-Term Incentive Plan.

“Company Stock Purchase Plan” means the Company Employee Stock Purchase Plan.

“Company Subsidiaries” means the Subsidiaries of the Company; provided, however, that, solely for purposes of Section 5.03(a) and the first sentence of Section 5.01, (a) “Company Subsidiaries” shall not include any Partially Owned Company Subsidiary (and instead each Partially Owned Company Subsidiary shall be considered a Company Representative, (b) any directors or officers of any Partially Owned Company Subsidiary that were appointed, directly or indirectly, by the Company shall be considered directors or officers, as the case may be, of a Company Subsidiary, and (c) any directors or officers of any Partially Owned Company Subsidiary that were not appointed by the Company shall not be considered officers or directors of a Company Subsidiary or Company Representatives (unless acting on behalf of or at the direction of the Company or any Subsidiary of the Company).

“Company Termination Fee” means an amount in cash equal to $30,900,000.

“Competing Proposal” means, other than the Transactions, any proposal, offer or bona fide written indication of interest from any person or group (other than Parent, Sub or any of their respective affiliates) relating to (a) any direct or indirect acquisition (whether by lease, exchange, transfer, purchase or other disposition) from the Company or the Company Subsidiaries, in a single transaction or a series of transactions, of (i) twenty percent (20%) or more (based on the fair market value thereof, as determined by the Company Board (or any committee thereof) in good faith) of assets (including capital stock of the Company Subsidiaries, and by means of any merger, consolidation, business combination, recapitalization, liquidation, dissolution, binding share exchange or similar transaction to which the Company or any Company Subsidiary is a party) of the Company and the Company Subsidiaries, taken as a whole, or (ii) twenty percent (20%) or more of the outstanding Shares, (b) any tender offer or exchange offer that, if consummated, would result in any person or group owning, directly or indirectly, twenty percent (20%) or more of the outstanding Shares or (c) any merger, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, partnership, spin-off, extraordinary dividend, binding share exchange or similar transaction to which the Company or any Company Subsidiary is a party pursuant to which (i) any person or group (or the shareholders of any person) would own, directly or indirectly, twenty percent (20%) or more of the voting securities of the Company or of the surviving entity in a merger involving the Company or the resulting direct or indirect parent of the Company or such surviving entity, other than, in each case, the Transactions or (ii) the owners of outstanding shares of Company Common Stock immediately prior to such transaction would own less than eighty percent (80%) of the voting securities of the Company or of the surviving entity in a merger involving the Company or the resulting direct or indirect parent of the Company or such surviving entity, other than, in each case, the Transactions. As used in connection with this definition, “group” shall having the definition of such term set forth in Section 13 of the Exchange Act.

“Confidentiality Agreement” means the letter regarding confidentiality (a) between the Company and Parent, dated April 22, 2019 and (b) between the Company and Veritas Capital Fund Management, L.L.C., dated April 11, 2019, as amended.

“Contract” means any legally binding agreement, contract, lease (whether for real or personal property), power of attorney, note, bond, mortgage, indenture, deed of trust, loan or evidence of Indebtedness, letter of credit, settlement agreement, franchise agreement, covenant not to compete, employment agreement, license or other legal commitment to which a person is a party, whether written or oral.

“Debt Financing Sources” means each person, in its capacity as such, that has committed to provide or arrange or otherwise entered into agreements to provide Debt Financing or any alternative debt financing in connection with the Transactions, together with each affiliate thereof and each officer, director, employee, partner, trustee, controlling person, advisor, attorney, agent and representative of each such entity or affiliate and their respective successors and assigns. Parent, Sub, Guarantor, the Equity Financing Source and their respective affiliates shall not be considered Debt Financing Sources.

“Environmental Laws” means all Laws that (a) regulate or relate to the protection or cleanup of the environment, occupational safety and health, including in respect of exposure to Hazardous Substances, or the use, treatment, storage, transportation, handling, disposal or release of Hazardous Substances or (b) impose liability (including for enforcement, investigatory costs, cleanup, removal or response costs, natural resource damages, contribution, injunctive relief) or standards of care with respect to any of the foregoing.

“Environmental Permits” means any permit, certificate, registration, identification number, license or other authorization required under any applicable Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity that, together with another entity, would be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Excluded Shares” means Shares to be cancelled in accordance with Section 2.01(a)(ii) and Dissenting Shares.

“FTC” means the Federal Trade Commission.

“GAAP” means generally accepted accounting principles as applied in the United States.

“Government Bid” shall mean any bid, offer or proposal which, if accepted or successful, would reasonably be expected to result in a Government Contract.

“Government Contract” means a written Contract between the Company or Company Subsidiary, on the one hand, and (a) any Governmental Entity, (b) any prime contractor to any Governmental Entity or (c) any subcontractor with respect to any person described in the foregoing clauses (a) and (b), on the other hand.

“Governmental Entity” means any United States or foreign national, federal, state, provincial, county, municipal or local government, agency, quasi-governmental, quasi-agency or other governmental or regulatory body or political subdivision thereof, any court of competent jurisdiction, arbitral, administrative agency or commission, and any entity or private body exercising executive, legislative, judicial, regulatory, taxing or administrative functions of or pertaining to government or any quasi-governmental body.

“Hazardous Substances” means any toxic, radioactive, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation or for which liability or standards of care are imposed under any Environmental Law, including petroleum (including crude oil or any fraction thereof), asbestos, radioactive materials and polychlorinated biphenyls.

“HIPAA” means, collectively, the Health Insurance Portability and Accountability Act of 1996, Public Law 104-191, as amended by the Health Information Technology for Economic and Clinical Health Act, enacted as Title XIII of the American Recovery and Reinvestment Act of 2009, Public Law 111-5, and their implementing regulations, including the Standards for Privacy of Individually Identifiable Health Information at 45 C.F.R. Parts 160 and 164, Subparts A and E, the Security Standards for the Protection of Electronic Protected Health Information at 45 C.F.R. Parts 160 and 164, Subparts A and C, and the Notification of Breach of Unsecured Protected Health Information requirements at 45 C.F.R. Part 164, Subpart D.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means, with respect to any person and as of any time of determination (and without duplication), all obligations (including, as applicable, in respect of outstanding principal and accrued and unpaid interest, fees, penalties, premiums and any other fees, expenses or breakage costs) of such person consisting of (a) indebtedness for borrowed money; (b) evidenced by bonds, notes, debentures, or similar instruments; (c) all capitalized financing leases or financing synthetic lease obligations of such person (or lease obligations that should have been on the books and records or financial statements of such person as capitalized or synthetic lease obligations in accordance with GAAP), in each case, except for equipment and real estate leases of the type referred to as “operating leases” prior to the adoption of Financial Accounting Standards Board Accounting Standards Update 2016-02, (“Topic 842”) on January 1, 2019; (d) earn-outs or the deferred purchase price of property, goods or services (but excluding trade payables, accrued expenses and accruals incurred in the ordinary course of business); (e) all indebtedness secured by a Lien (other than any Permitted Lien) on property or assets owned or acquired by such person, whether or not the indebtedness secured thereby has been assumed; (f) any commitment that assures a creditor against loss, including actual or contingent reimbursement obligations with respect to letters of credit, bankers’ acceptances, performance bonds, surety bonds or similar obligations; (g) commitments to repurchase equity securities of such person; (h) any liabilities in respect of currency or interest rate swaps, collars, caps, hedges, or similar arrangements; or (i) obligations of such person and such person’s Subsidiaries to guarantee any of the foregoing types of obligations on behalf of any other person, other than in each case any obligations of such person to any wholly owned Subsidiaries of such person or between wholly owned Subsidiaries of such person or of a wholly owned Subsidiary of such person to such person.

“Insurance Policies” means all insurance policies and insurance arrangements, other than any such insurance policies related to any Company Benefit Plan.

“Intellectual Property” means all: (a) trademarks and service marks, and the goodwill associated therewith; (b) copyrights, mask work rights and moral rights; (c) trade secrets; (d) patents; (e) registrations and applications (in the case of patents, together with all divisional, reexaminations, continuations, continuations-in-party and reissues thereof) with respect to each of the foregoing; (f) internet domain name registrations; and (g) any corresponding rights in any jurisdiction throughout the world.

“Intentional Breach” means, with respect to any agreement or covenant of a party in this Agreement, an action or omission taken or omitted to be taken by such party in material breach of such agreement or covenant that the breaching party intentionally takes (or fails to take) (a) with knowledge that such action or omission would, or would reasonably be expected to, cause such material breach of such agreement or covenant or (b) which such breaching party should have known would result in a material breach of such agreement or covenant.

“knowledge” means, (a) with respect to the Company, the actual knowledge, after reasonable inquiry, of the individuals listed in Section 1.1(a) of the Company Disclosure Letter and (b) with respect to Parent, the actual knowledge, after reasonable inquiry, of the individuals listed in Section 1.1 of the Parent Disclosure Letter.

“Law” means any federal, state, provincial, local, foreign or transnational law, statute, code, directive, ordinance, rule, regulation, order, judgment, writ, stipulation, award, injunction, or decree, in each case, of any Governmental Entity.

“Legal Dispute” means a dispute that is reasonably likely to lead to a Proceeding.

“Lien” means any lien, mortgage, pledge, conditional or installment sale agreement, encumbrance, covenant, restriction, option, right of first refusal, easement, security interest, deed of trust, right-of-way, encroachment, community property interest or other claim or restriction of any nature, whether voluntarily incurred or arising by operation of Law.

“NYSE” means the New York Stock Exchange.

“Order” means any order, verdict, decision, writ, judgment, injunction, decree, rule, ruling, directive, stipulation, determination, settlement, charge or award made, issued, rendered or entered by or with any Governmental Entity or arbitrator, whether preliminary, interlocutory or final and whether civil, criminal or administrative.

“Parent Termination Fee” means an amount in cash equal to $67,500,000.

“Partially Owned Company Subsidiary” means any Subsidiary of the Company in which the Company owns less than 100% of the outstanding equity.

“Permitted Liens” means (a) statutory Liens for Taxes, assessments or other charges by Governmental Entities not yet due and payable or the amount or validity of which is being contested in good faith or for which appropriate reserves have been established in accordance with GAAP, (b) mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar Liens granted or that arise in the ordinary course of business if and only to the extent the underlying obligations are not yet due and payable, (c) Liens securing Indebtedness or liabilities that are reflected in the Company SEC Documents filed on or prior to the date of this Agreement or that the Company or any Company Subsidiary is permitted to incur under Section 5.01, (d) Liens for which either title insurance coverage, bonding or an indemnification has been obtained, (e) easements whether or not shown by the public records, overlaps, encroachments and any matters not of record that would be disclosed by an accurate survey or a personal inspection of the property (other than such matters that, individually or in the aggregate, materially adversely impair the current use of the subject real property), (f) title to any portion of the premises lying within the right of way or boundary of any public road or private road, (g) rights of parties in possession, (h) Liens imposed or promulgated by Law with respect to real property and improvements, including building codes and zoning regulations, (i) easements, rights of way, restrictions, covenants or other similar matters that are not material in amount or do not materially detract from the value or materially impair the existing use of the subject real property, (j) all matters and exceptions set forth in any title insurance policies or commitments, if any, made available to Parent prior to the date of this Agreement, (k) Liens not created by the Company or any Company Subsidiary that affect the underlying fee interest of any Leased Real Property and (l) such other Liens that, individually or in the aggregate, do not materially interfere or materially impair the continued use and operation of the assets to which they relate in the business of the Company and the Company Subsidiaries, taken as a whole, as presently conducted, or as otherwise set forth on Section 1.1(b) of the Company Disclosure Letter.

“person” means an individual, corporation, partnership, limited partnership, limited liability partnership, limited liability company, unlimited liability company, joint venture, association, trust, unincorporated organization, Governmental Entity or other entity (including any person as defined in Section 13(d)(3) of the Exchange Act).

“Privacy and Security Laws” means all Laws concerning the privacy or security of Personal Information.

“Proxy Statement” means the proxy statement to be sent to the Company’s stockholders in connection with the Company Stockholders Meeting.

“Public Software” means Software that is licensed or distributed under an open source software or similar licensing or distribution models.

“Registered” means, with respect to Intellectual Property, issued, registered, renewed or the subject of a pending application.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Significant Subsidiaries” means each Company Subsidiary that constitutes a “significant subsidiary” of the Company within the meaning of Rule 1-02 of Regulation S-X under the Exchange Act.

“Software” means any and all computer programs, including operating system and applications software, implementations of algorithms, and program interfaces, whether in source code or object code form (including all of the foregoing that is installed on computer hardware) and all user documentation, including user manuals, relating to the foregoing.

“Solvent” when used with respect to any person, means that, as of any date of determination, (a) the “present fair saleable value” of such person’s total assets exceeds the value of such person’s total “liabilities, including a reasonable estimate of the amount of all contingent and other liabilities,” as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, (b) such person will not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or intends to engage, and (c) such person will be able to pay all of its liabilities (including contingent liabilities) as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged” and “able to pay all of its liabilities (including contingent liabilities) as they mature” mean that such person will be able to generate enough cash from operations, asset dispositions, existing financing or refinancing, or a combination thereof, to meet its obligations as they become due.

“Subsidiary” of any person means another person, of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is owned or controlled directly or indirectly by such first person or by one or more of its Subsidiaries.

“Superior Proposal” means a Competing Proposal (with all percentages in the definition of Competing Proposal changed to fifty percent (50%)) made by any person after the date hereof (other than as a result of a breach of Section 5.03(a) (other than any breach that is immaterial and unintentional)) on terms that the Company Board (or any committee thereof) determines in good faith, after consultation with the Company’s outside financial advisors and outside legal counsel, (a) to be reasonably likely to be consummated if accepted on the terms thereof, taking into account all financial, legal, regulatory and other aspects of such Competing Proposal, and (b) considering such factors as the Company Board (or any committee thereof) considers to be appropriate (including the conditionality and the timing and likelihood of consummation of such proposal), that, if consummated, would result in a transaction that is more favorable to the stockholders of the Company from a financial point of view than the Transactions (including taking into account any applicable Company Termination Fee).

“Tax” and “Taxes” means any and all taxes of any kind, including federal, state, provincial, local or foreign net income, gross income, gross receipts, windfall profit, severance, property, production, sales, use, value added, goods and services, harmonized, public pension, license, excise, stamp, franchise, employment, payroll, withholding, social security (or similar, including FICA), alternative or add-on minimum or any other tax, custom, duty, governmental fee or other like assessment or charge, together with any interest or penalty, addition to tax or additional amount imposed by any Governmental Entity.

“Tax Return” means any return, report, form or similar statement filed or required to be filed with respect to any Tax including any election, information return, claim for refund, amended return or declaration of estimated Tax, including any statements, schedules or attachments thereto.

“Transfer Taxes” means all sales, use, value added, documentary, stamp duty, gross receipts, registration, transfer, transfer gain, conveyance, excise, recording, license and other similar taxes and fees, including any interest, penalties, additions to tax or additional amounts in respect of the foregoing.

Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Affiliate Arrangement	Section 3.25
Agreement	Preamble
Alternative Acquisition Agreement	Section 5.03(d)
Antitrust Laws	Section 3.04(b)
Bankruptcy and Equity Exception	Section 3.03(a)
Book-Entry Shares	Section 2.01(a)(i)
Certificate	Section 2.01(a)(i)
Certificate of Incorporation	Exhibit A
Certificate of Merger	Section 1.03
Change of Company Recommendation	Section 5.03(c)
Closing	Section 1.02
Closing Date	Section 1.02
Company	Preamble
Company Board	Recitals
Company Branch	Section 3.01(c)
Company Bylaws	Section 3.01(b)
Company Charter	Section 3.01(b)
Company Common Stock	Recitals
Company Disclosure Letter	ARTICLE III
Company Employee	Section 5.11(a)
Company Financial Statements	Section 3.06(b)
Company Intellectual Property	Section 3.17(b)
Company Intervening Event Notice Period	Section 5.03(e)(ii)
Company IT Systems	Section 3.17(g)
Company Material Contracts	Section 3.18(c)
Company Options	Section 2.03(a)
Company Permits	Section 3.05(a)
Company Preferred Stock	Section 3.02(a)
Company Qualified Plan	Section 3.12(a)
Company Recommendation	Section 5.04(d)
Company Related Parties	Section 7.02(d)
Company SEC Documents	Section 3.06(a)
Company Software	Section 3.17(i)
Company Stockholder Approval	Section 3.22
Company Stockholders Meeting	Section 5.04(c)
Continuation Period	Section 5.11(a)
D&O Insurance	Section 5.09(b)
Damages	Section 7.02(a)
Debt Commitment Letter	Section 4.07(a)
Debt Financing	Section 4.07(a)
Definitive Debt Financing Agreements	Section 5.07(a)
DGCL	Recitals
Disclosed Conditions	Section 4.07(c)
Dissenting Shares	Section 2.04

Term	Section
Dissenting Stockholder	Section 2.04
Dodd-Frank Act	Section 3.06(a)
Effective Time	Section 1.03
Equity Commitment Letter	Section 4.07(a)
Equity Financing	Section 4.07(a)
Equity Financing Source	Section 4.07(a)
Exchange Fund	Section 2.02(a)
Fee Letter	Section 4.07(a)
Financing	Section 4.07(a)
Financing Commitments	Section 4.07(a)
Financing Sources	Section 4.07(a)
Financing Uses	Section 4.07(b)
GDPR	Section 3.17(n)
Guarantee	Recitals
Guarantor	Recitals
Indemnified Liabilities	Section 5.09(a)
Indemnified Party	Section 5.09(a)
Investigation	Section 3.11
IP Contract	Section 3.18(b)(ix)
IRS	Section 3.12(a)
Leased Real Property	Section 3.15(b)
Lenders	Section 4.07(a)
Managerial Employee	Section 5.01(k)
Marketing Period	Section 1.02
Material Customer	Section 3.26(a)
Material Vendor	Section 3.26(b)
Merger	Recitals
Merger Consideration	Section 2.01(a)(i)
New Debt Commitment Letter	Section 5.07(c)
New Fee Letter	Section 5.07(c)
Notice of Change of Recommendation	Section 5.03(d)(ii)
Notice of Company Intervening Event	Section 5.03(e)(i)
Option Payments	Section 2.03(a)
Outside Date	Section 7.01(b)(i)
Owned Real Property	Section 3.15(a)
Parent	Preamble
Parent 401(k) Plan	Section 5.11(e)
Parent Disclosure Letter	ARTICLE IV
Parent Plans	Section 5.11(c)
Parent Related Parties	Section 7.02(d)
Paying Agent	Section 2.02(a)
Permit	Section 3.05(a)
Personal Information	Section 3.17(n)
Proceeding	Section 3.11
Real Property Leases	Section 3.15(b)

Term	Section
Replacement RSU Awards	Section 2.03(b)(i)
Required Information	Section 1.02
Retained Claims	Section 7.02(d)
RSU	Section 2.03(b)(i)
RSU Award	Section 2.03(b)(i)
RSU Payments	Section 2.03(b)(ii)
Sarbanes-Oxley Act	Section 3.06(a)
Shares	Section 2.01(a)(i)
Specified Date	Section 3.02(a)
Sub	Preamble
Surviving Corporation	Section 1.01
Takeover Statute	Section 3.21
Tax Act	Section 3.12(d)
Transactions	Recitals
Treasury Regulation	Section 2.05

Exhibit A

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

NAVIGANT CONSULTING, INC.

(the “Certificate of Incorporation”)

SECOND RESTATED CERTIFICATE OF INCORPORATION

OF

NAVIGANT CONSULTING, INC.

Navigant Consulting, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

1. The name of the Corporation is Navigant Consulting, Inc. The date of filing its original Certificate of Incorporation with the Secretary of State of the State of Delaware was June 6, 1996 (the “Original Certificate”). The Corporation was originally incorporated under the name Metzler & Associates, Inc.

2. The Second Restated Certificate of Incorporation (the “Certificate”), amends and restates the Restated Certificate of Incorporation that was filed with the Secretary of State of the State of Delaware on May 22, 2012 (the “Restated Certificate”), and was duly adopted in accordance with the provisions of Sections 242 and 245 of the Delaware General Corporation Law (the “DGCL”).

3. The text of the Restated Certificate is hereby amended and restated in its entirety to provide as herein set forth in full.

****

FIRST: The name of the Corporation is Navigant Consulting, Inc.

SECOND: The address of the Corporation’s registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is THE CORPORATION TRUST COMPANY.

THIRD: The nature of the business or the purpose to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

FOURTH: The aggregate number of shares of capital stock that the Corporation shall have authority to issue is 1,000 shares of common stock, par value $0.01 per share.

FIFTH:

1. Liability. No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, as the same exists or hereafter may be amended, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize the further elimination or limitation of liability of directors, then the liability of a director of the Corporation, in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by an amended DGCL. Any repeal or modification of this Article Fifth by the stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the Corporation existing at the time of such repeal or modification.

2. Indemnification. The Corporation shall:

(a) indemnify, to the fullest extent permitted by the DGCL, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that such person is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or if such person has previously been designated for indemnification by the resolution of the board of directors of the Corporation (the “Board of Directors”), an officer, employee or agent of the Corporation, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interest of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful;

(b) indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that such person is or was a director or officer, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, joint venture, trust or other enterprise, or if such person has previously been designated for indemnification by the resolution of the Board of Directors, an officer, employee or agent of the Corporation, against expenses (including attorneys’ fees) actually and reasonably incurred by each person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper;

(c) indemnify any director, or, if such person has previously been designated for indemnification by the resolution of the Board of Directors, an officer, employee or agent against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith, to the extent that such director, officer, employee or agent of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Section 2(a) and 2(b) of this Article Fifth, or in defense of any claim, issue or matter therein;

(d) make any indemnification under Section 2(a) and 2(b) of this Article Fifth (unless ordered by a court) only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because such director, officer, employee or agent has met the applicable standard of conduct set forth in Section 2(a) and 2(b) of this Article Fifth;

(e) pay expenses incurred by a director or officer in defending a civil or criminal action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the Corporation as authorized in this Section 2 of Article Fifth. Notwithstanding the foregoing, the Corporation shall not be obligated to pay expenses incurred by a director or officer with respect to any threatened, pending, or completed claim, suit or action, whether civil, criminal, administrative, investigative or otherwise (“Proceedings”) initiated or brought voluntarily by a director or officer and not by way of defense (other than Proceedings brought to establish or enforce a right to indemnification under the provisions of this Section 2 of Article Fifth unless a court of competent jurisdiction determines that each of the material assertions made by the director or officer in such proceeding were not made in good faith or were frivolous). The Corporation shall not be obligated to indemnify the director or offer for any amount paid in settlement of a Proceeding covered hereby without the prior written consent of the Corporation to such settlement;

(f) not deem the indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this Section 2 of Article Fifth exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such director’s or officer’s official capacity and as to action in another capacity while holding such office;

(g) have the right, authority and power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Corporation would have the power to indemnify such person against such liability under the provisions of this Section 2 of Article Fifth;

(h) deem the provisions of this Section 2 of Article Fifth to be a contract between the Corporation and each director, or appropriately designated officer, employee or agent who serves in such capacity at any time while this Section 2 of Article Fifth is in effect and any repeal or modification of this Section 2 of Article Fifth shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought or threatened based in whole or in part upon Such state of facts. The provisions of this Section 2 of Article Fifth not be deemed to be a contract between the Corporation and any directors, officers, employees or agents of any other Corporation (the “Second Corporation”) which shall merge into or consolidate with this Corporation when this Corporation shall be the surviving or resulting Corporation, and any such directors, officers, employees or agents of the Second Corporation shall be indemnified to the extent required under the DGCL only at the discretion of the Board of Directors of this Corporation; and

(i) continue the indemnification and advancement of expenses provided by, or granted pursuant to, this Section 2 of Article Fifth, unless otherwise provided when authorized or ratified, as to a person who has ceased to be a director, officer, employee or agent of the Corporation and such rights shall inure to the benefit of the heirs, executors and administrators of such a person.

SIXTH: Except as may be expressly provided in this Certificate, the Corporation reserves the right at any time and from time to time to amend, alter, change or repeal any provision contained in this Certificate, and any other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed herein or by applicable law, and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate in its present form or as hereafter amended are granted subject to the right reserved in this Article Sixth; provided, however, that any amendment or repeal of Article Sixth of this Certificate shall not adversely affect any right or protection existing thereunder in respect of any act or omission occurring prior to such amendment or repeal.

IN WITNESS WHEREOF, the undersigned officer of this corporation has signed this Second Restated Certificate of Incorporation on this ____ day of ___, 2019.

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